     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 22, 1996

                                                       REGISTRATION NO. 33-80217
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               AMENDMENT NO. 5 TO

                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                FIRST ENTERPRISE
                             FINANCIAL GROUP, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          ILLINOIS                          6159                     36-3688499
(State or other jurisdiction    (Primary Standard Industrial        (IRS Employer
    of incorporation or          Classification Code Number)      Identification No.)
       organization)

                          500 DAVIS STREET, SUITE 1005
                            EVANSTON, ILLINOIS 60201
                                 (847) 866-8665

              (Address, including ZIP Code, and telephone number, including area code, of registrant's principal executive offices)

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                   SUBJECT TO COMPLETION, DATED JULY 22, 1996


PROSPECTUS

                                1,886,640 SHARES

                            FIRST ENTERPRISE FINANCIAL GROUP, INC.

 FIRST ENTERPRISE LOGO            COMMON STOCK

     Of the 1,886,640 shares of common stock, par value $0.01 per share (the "Common Stock"), offered hereby (the "Offering"), 1,500,000 shares are being sold by First Enterprise Financial Group, Inc. (the "Company") and 386,640 shares in the aggregate are being sold by Banc One Capital Partners V, Ltd. and LaSalle National Corp. (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders; however, the Company will receive $520,000 in connection with the exercise of warrants held by the Selling Stockholders.


     Prior to the Offering, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price will be between $7.00 and $8.00 per share. See "Underwriting" for information relating to the factors considered in determining the initial public offering price. The Common Stock has been approved, subject to official notice of issuance, for quotation on The Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "FENT."


     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                           -------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION NOR HAS THE
  SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------
                                                                                   PROCEEDS TO
                                    PRICE TO      UNDERWRITING    PROCEEDS TO        SELLING
                                     PUBLIC       DISCOUNT(1)      COMPANY(2)      STOCKHOLDERS
- --------------------------------------------------------------------------------------------------
Per Share.......................        $              $               $                $
- --------------------------------------------------------------------------------------------------
Total(3)........................        $              $               $                $
- --------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $500,000. A portion of the proceeds will be used to make an S Corporation distribution to existing stockholders. See "Use of Proceeds" and "S Corporation Distributions."
(3) The Company has granted the Underwriters a 30-day over-allotment option to purchase up to 282,996 additional shares of Common Stock on the same terms and conditions as set forth above. If all such shares are purchased by the
    Underwriters, the total Price to Public will be $       , the total
    Underwriting Discount will be $       , the total Proceeds to Company will
    be $       and the total Proceeds to Selling Stockholders will remain unchanged. See "Underwriting."
                           -------------------------

     The shares of Common Stock are offered subject to receipt and acceptance by the several Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that certificates for the shares of Common Stock
will be available for delivery on or about             , 1996.
                           -------------------------

                  J.C. Bradford & Co. The Chicago Corporation

                                           , 1996

                     FIRST ENTERPRISE FINANCIAL GROUP, INC.

                                 MARCH 31, 1996

                                      MAP

    Executive Office
    Operations Headquarters
 -- Branch Office

                           -------------------------

     THE COMPANY INTENDS TO FURNISH ITS STOCKHOLDERS WITH ANNUAL REPORTS CONTAINING AUDITED FINANCIAL STATEMENTS WITH A REPORT THEREON BY INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS.
                           -------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus has been adjusted to give effect to (i) the conversion of the Company's Class B Common Stock into Common Stock on a share for share basis which will be effected upon the consummation of the sale of shares in the Offering, (ii) the exercise of outstanding warrants held by the Selling Stockholders which will be effected immediately prior to the consummation of the sale of the shares in the Offering and (iii) the change of the Company's state of incorporation from Delaware to Illinois, the reclassification of the Company's Class A Common Stock as "Common Stock" and a 1,288.8-for-1 stock split of the Company's capital stock, all effected by a merger which occurred on February 1, 1996. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

     This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

                                  THE COMPANY

     The Company, which operates under the name First Enterprise Acceptance Company, is a specialty finance company engaged primarily in purchasing and servicing installment sales contracts ("installment contracts") originated by automobile dealers ("dealers") for financing the sale of used automobiles, vans and light trucks (collectively, "automobiles"). The Company purchases installment contracts which provide financing for consumers who have limited access to traditional sources of credit as a result of limited credit histories, low incomes or past credit problems ("non-prime consumers"). Various insurance, warranty and other products ("ancillary products") are also offered by the Company, as agent, in conjunction with purchases of installment contracts. The Company commenced operations in 1990 and began purchasing installment contracts in May 1992 through three branch offices. As of March 31, 1996, the Company operated 28 branch offices in eight southeastern states and currently plans to open at least five additional branch offices by the end of 1996. The principal amount of installment contracts owned and/or serviced by the Company (the "Total Portfolio") increased 107.0% from $49.0 million at March 31, 1995 to $101.5 million at March 31, 1996. As of March 31, 1996, the Company owned $60.6 million (the "Owned Portfolio") of the Total Portfolio.

     Since it began purchasing installment contracts in 1992, the Company has experienced substantial growth in the Total Portfolio. During fiscal 1992, 1993, 1994, 1995 and the three months ended March 31, 1996, the Company purchased installment contracts with aggregate original principal balances of $7.5 million, $19.2 million, $35.1 million, $70.2 million and $32.4 million, respectively. As of March 31, 1996, the Total Portfolio had an average original principal balance of approximately $7,300 per installment contract, a weighted average contract annual percentage rate ("APR") of approximately 25.4%, a weighted average non-refundable contract acquisition discount of approximately 10.8% and a weighted average initial contract term of approximately 32 months. At March 31, 1996, account balances which were 60 or more days past due were 0.88% of the gross amount of the Total Portfolio.

     The Company's strategy is to grow the Total Portfolio by increasing its penetration of existing markets and by expanding into new market areas. The principal components of the Company's strategy include:

     - Decentralized Structure. The Company operates with a decentralized branch office network that provides branch managers with a significant degree of autonomy and accountability. Within guidelines set by the Company, branch managers are responsible for the development of dealer relationships, underwriting of installment contract purchases, servicing and collection of accounts and implementation of repossession procedures. Performance goals are established for each branch office, and the branch manager's incentive compensation is tied to the performance results of the branch office. Management believes that its decentralized operational structure
       (i) enhances dealer service by allowing branch managers and branch personnel to provide localized service to dealers, (ii) results in better portfolio quality through personal knowledge of local market conditions and (iii) improves collection rates by requiring collection activity to be handled through direct local contact with consumers.

     - Experienced Management Personnel. The Company's growth and profitability have been largely the result of the services of its management at the executive, supervisory and branch levels. The executive officers of the Company have an average of over 33 years of experience in the financial services industry. The Company's regional supervisors and branch managers have an average of 35 years and 24 years of experience, respectively, in the consumer and automobile finance industries. The Company believes that hiring and retaining experienced management personnel, particularly at the branch and supervisory levels, is essential for the Company to accomplish its growth objectives. The Company believes it attracts and retains experienced management personnel by providing competitive compensation, significant autonomy in the Company's decentralized operational structure and equity participation.

     - Focus on Smaller Markets. The Company generally targets smaller markets with populations of less than 150,000. The Company believes that these markets tend to be less competitive than larger markets and that dealers in such markets are more relationship oriented than in larger markets. Management believes the Company gains a competitive advantage by opening branch offices headed by experienced branch managers who typically have established relationships with local dealers and extensive knowledge of the local market. The Company considers the availability of experienced branch managers with knowledge of the local markets to be the most important factor in selecting additional branch office locations.

     - Service to Dealers. The Company helps to expand its dealers' customer bases by providing financing to consumers who otherwise might not be able to obtain credit. The Company further assists dealers by promptly responding to credit applications, by providing a consistent source of financing and by typically paying dealers within 24 hours after receiving all required documentation. As of March 31, 1996, the Company had active relationships with 385 dealers in eight southeastern states, and no single dealer accounted for more than 3.1% of the Total Portfolio.

     - Management Information System. The Company utilizes an on-line, real-time data processing system to process its installment contract transactions, to assist in compliance with its credit policies and certain applicable laws and regulations and to monitor its decentralized branch office network. This system has been customized to meet the Company's processing, compliance and reporting requirements. The executive, operations and branch offices have immediate access to data from the management information system.

                                  THE OFFERING


Common Stock offered by the
  Company........................     1,500,000 shares
Common Stock offered by the
  Selling Stockholders...........     386,640 shares
Common Stock to be outstanding
  after the Offering.............     4,964,289 shares(1)
Use of proceeds..................     To repay subordinated indebtedness of $8.5 million and
                                      to temporarily reduce the outstanding balance under the
                                      Company's Credit Facility (as defined in "Use of
                                      Proceeds") (approximately $1.4 million). See "Use of
                                      Proceeds" and "Certain Transactions."
Nasdaq National Market symbol....     FENT


- -------------------------
(1) Excludes 1,232,334 shares of Common Stock which may be issued under the Company's 1992 Employee Stock Option Plan, as Amended and Restated, 1995 Nonqualified Director Stock Option Plan and 1995 Employee Stock Purchase Plan, of which 512,947 shares are issuable upon the exercise of stock options granted under the employee stock option plan outstanding as of March 31, 1996. See "Management."

                      SUMMARY FINANCIAL AND OPERATING DATA


                                                                                            THREE MONTHS ENDED
                                                            YEARS ENDED DECEMBER 31,            MARCH 31,
                                                          -----------------------------    --------------------
                                                           1993       1994       1995       1995       1996
                                                          -------    -------    -------    -------  -----------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
  Automobile portfolio finance charges(1)..............   $ 3,002    $ 5,082    $ 9,634    $ 2,156   $   3,256
  Interest from timeshare receivables(1)...............       752        123         11          6          --
                                                          -------    -------    -------    -------   ---------
  Finance charges and interest.........................     3,754      5,205      9,645      2,162       3,256
  Interest expense.....................................     1,201      1,576      4,039        871       1,358
                                                          -------    -------    -------    -------   ---------
  Net interest income..................................     2,553      3,629      5,606      1,291       1,898
  Provision for credit losses..........................        --         --         --         --         400
  Other income:
    Servicing income...................................       227      1,323      3,052        478       1,126
    Insurance commissions..............................       534        550      1,342        275         651
    Fees and other income..............................       169        257        606         96         358
    Gain on sale of installment contracts..............        --         --         --         --         409
                                                          -------    -------    -------    -------   ---------
      Total other income...............................       930      2,130      5,000        849       2,544
  Total operating expenses.............................     2,421      5,095      8,172      1,635       2,953
  Income taxes(2)......................................        30          3         60         15         427
  Income tax effect of S Corporation termination(2)....        --         --         --         --        (267)
                                                          -------    -------    -------    -------   ---------
  Net income...........................................   $ 1,032    $   661    $ 2,374    $   490   $     929
                                                          =======    =======    =======    =======   =========
  Per share data:
    Pro forma net income per share(3)..................                         $  0.46
    Supplemental pro forma net income per share(4).....                            0.43                   0.21
    Weighted average shares outstanding (in thousands):
      Pro forma(3).....................................                           3,245
      Supplemental pro forma(4)........................                           5,131                  5,397
PORTFOLIO DATA:
  Total Portfolio......................................   $19,399    $39,724    $80,261    $49,035   $ 101,519
  Average Total Portfolio..............................    12,204     28,553     59,374     44,041      89,235
  Average Owned Portfolio..............................    11,560     19,997     40,153     34,700      57,323
  Average indebtedness (5).............................    18,252     18,480     34,917     30,459      49,877
  Number of installment contracts purchased............     2,685      4,935     10,021      2,152       4,390
  Installment contracts purchased......................   $19,248    $35,137    $70,184    $14,341   $  32,433
OPERATING DATA(6):
  Owned Portfolio yield(7).............................     25.97%     25.41%     23.99%     25.20%      22.85%
  Cost of borrowed funds(5)............................      6.58       8.53      11.57      11.60       10.95
  Net interest spread..................................     19.39      16.88      12.42      13.60       11.90
  Net interest margin(8)...............................     19.98      18.10      13.96      15.09       13.32
  Allowance for credit losses as a percentage of Owned
    Portfolio..........................................      6.86       7.59       8.42       8.20        8.98
  Net charge-offs in the Owned Portfolio as a
    percentage of average Owned Portfolio..............      4.35       6.04       7.49       6.90        8.05
  Net charge-offs in the Total Portfolio as a
    percentage of average Total Portfolio..............      4.12       5.94       6.46       6.12        7.16
  Operating expenses as a percentage of average Total
    Portfolio..........................................     19.84      17.84      13.76      15.06       13.31
  Number of branch offices.............................         8         17         25         19          28
  Number of dealers....................................       187        333        722        414         834



                                                                                            AT MARCH 31, 1996
                                                                                           --------------------
                                                                                                        AS
                                                                                           ACTUAL   ADJUSTED(9)
                                                                                           -------  -----------
BALANCE SHEET DATA:
  Net principal balance(10)............................                                    $60,573   $  60,573
  Allowance for credit losses..........................                                     (5,439)     (5,439)
  Total assets.........................................                                     60,520      60,881
  Senior debt..........................................                                     43,034      41,152
  Subordinated debt....................................                                      8,383          --
  Stockholders' equity.................................                                      3,047      12,852

- -------------------------
 (1) In May 1992, the Company changed its business strategy from financing timeshare receivables at resort properties to purchasing and servicing installment contracts originated by automobile dealers for financing the sale of automobiles.

 (2) For all periods presented except the three month period ended March 31, 1996, the Company was an S Corporation and was not subject to income taxes. See "S Corporation Distributions." Effective January 1, 1996, the Company terminated its Subchapter S status and is subject to federal and state income taxes. Upon termination, and in compliance with SFAS No. 109, the Company recognized a deferred tax benefit of $267,000.


 (3) Pro forma net income per share represents net income as adjusted for the pro forma provision for income taxes as if the Company had been subject to income for the year ended December 31, 1995 divided by pro forma weighted average shares outstanding. The calculation of pro forma weighted average shares outstanding is based upon the Company's actual weighted average shares and common share equivalents outstanding for the year ended December 31, 1995. See Note M to the Financial Statements.



 (4) Supplemental pro forma net income per share represents net income, increased by the after-tax interest savings resulting from the repayment of debt as described under "Use of Proceeds," divided by supplemental pro forma weighted average shares outstanding. The calculation of supplemental pro forma weighted average shares outstanding is based upon the number of shares used in the calculation of pro forma earnings per share plus the number of shares to be sold by the Company (at a public offering price of $7.50 per share, less the underwriting discount) and the number of shares issued upon the exercise of warrants to fund the repayment of debt as described under "Use of Proceeds" and to pay estimated offering expenses of $500,000. See Note M to the Financial Statements.


 (5) Average indebtedness represents the average dollar balance of borrowings outstanding under the Credit Facility and subordinated notes throughout the periods presented. Cost of borrowed funds represents interest expense as a percentage of average indebtedness. Averages were computed using the beginning and ending balances for each month during the periods presented.

 (6) Ratios for the three months ended March 31, 1995 and 1996 are annualized, which may not necessarily represent comparable data for a full twelve-month period.

 (7) Represents automobile portfolio finance charges as a percentage of the average Owned Portfolio.

 (8) Represents net interest income as a percentage of the average Owned Portfolio. Interest expense was allocated to the Owned Portfolio based on the ratio of the average Owned Portfolio to the average total finance receivables (consisting of both the Owned Portfolio and timeshare receivables).


 (9) Adjusted to reflect the sale by the Company of 1,500,000 shares of Common Stock offered hereby at an assumed initial public offering price of $7.50 per share and application of the estimated net proceeds therefrom. See "Use of Proceeds."


(10) Represents the net principal balance of finance receivables in the Owned Portfolio.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the following risk factors should be considered carefully in evaluating an investment in the Common Stock offered hereby.

     CREDIT RISK. The Company specializes in acquiring and servicing installment contracts for financing the purchase of automobiles by non-prime consumers. Non-prime consumers generally have limited credit histories, low incomes or past credit problems and, therefore, are unable to obtain credit from traditional sources such as banks, savings and loan institutions, credit unions or captive finance companies owned by automobile manufacturers. Although the Company's installment contracts typically reflect a higher finance charge than contracts with more creditworthy consumers and are purchased at a discount, they also involve a higher degree of risk of delinquency and loss. Although, the Company believes its reserves are adequate, there can be no assurance that the Company has adequately provided for such credit risks. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Credit Loss Experience." If the Company were to experience an increase in defaults or charge-offs in its Total Portfolio, the Company, its profitability and its financial condition could be materially adversely affected. Furthermore, the Company has historically funded its allowance for credit losses through non-refundable contract acquisition discounts. Accordingly, a reduction in the availability of discounts could adversely impact the Company, its profitability and its financial condition.

     AVAILABILITY OF FUNDS. The Company's operations require substantial external financing to fund the purchase of installment contracts. Such purchases have been funded primarily by money borrowed from banks and other lenders and by the sale of installment contracts on a servicing-retained basis to independent third parties, including General Electric Capital Corporation ("GECC"). In addition, on June 18, 1996, a wholly-owned subsidiary of the Company sold approximately $45.1 million of 6.84% fixed rate notes ("Securitized Notes") in an asset securitization transaction. The Securitized Notes are secured by installment contracts and the payments under the Securitized Notes are guaranteed pursuant to a financial guaranty insurance policy issued by Financial Security Assurance Inc. The net proceeds of the securitization to the Company were used primarily to reduce the outstanding balance under the Credit Facility. The principal source of borrowings by the Company has historically been the Credit Facility, as defined in "Use of Proceeds." The Credit Facility expires on June 1, 1997. Although the Company believes it will be able to renew the Credit Facility on acceptable terms, there can be no assurance that the Company will be able to renew the Credit Facility or obtain a new credit facility, or that the Company can effect additional sales of installment contracts at a cost or with terms attractive to the Company, or at all. If the Credit Facility is not renewed, the Company would be required to seek alternative financing sources to repay the outstanding balance under the Credit Facility on its expiration. Any failure to renew the Credit Facility, obtain any other source of funding or effect any additional sales of installment contracts could have a material adverse effect on the Company and its ability to continue operations.

     In addition, in order for the Company to continue to fund the purchase of installment contracts in accordance with its growth strategy for 1997, the Company will require financing in excess of that currently provided by its cash flow from operations, the net proceeds from the Offering and the Credit Facility. No assurance can be given that additional financing sources, including installment contract sales and asset securitization transactions, will be available on terms acceptable to the Company. If the Company cannot secure additional financing, the Company's ability to implement its growth strategy will be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     INTEREST RATE RISK. The Company purchases installment contracts that have a fixed finance charge (which, in certain jurisdictions is the maximum rate permitted by law), and the Company generally finances its purchase of these contracts by incurring indebtedness with floating interest rates. As a result, the Company's interest spread could decrease during periods of rising interest rates, which could materially adversely affect the Company, its profitability and its financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Impact of Inflation."

     COMPETITION. The automobile finance business is highly fragmented and competitive. There are numerous competitors (some of which are larger and have significantly greater financial resources) providing, or capable of providing, financing through dealers to non-prime consumers and many companies have entered the market for financing non-prime consumers during the last several years. The Company does not believe that it competes, in any significant manner, with commercial banks, savings and loans, credit unions, financing arms of automobile manufacturers or other consumer lenders that apply more traditional lending criteria to the credit approval process. If additional competitors were to enter the Company's market segment or if existing competitors were to expand their operations in the Company's markets, the Company, its profitability and its financial condition could be materially adversely affected. Furthermore, an increase in competition may result in a decrease in the number of installment contracts which the Company may purchase and reductions in finance charges or reductions in or elimination of the non-refundable contract acquisition discount. Any of these events could materially adversely affect the Company, its profitability and its financial condition. See "Business -- Competition."

     EXPANSION RISKS. The Company's growth has been due, in part, to the opening of new branch offices in communities not previously served by the Company. The Company's expansion depends substantially upon (i) the number of competitors in the Company's markets, (ii) material changes in its competitors' business strategies, (iii) the Company's ability to attract and retain qualified and experienced branch managers and other personnel for new branch offices and (iv) the ability of such persons to develop relationships with automobile dealers that serve the areas in which new branch offices are located. Although the Company believes that it will attract and retain qualified and experienced personnel as it proceeds with its planned expansion into new locations, there can be no assurance that it will be successful in doing so. The success of the Company's expansion strategy is also dependent upon the Company's ability to maintain credit quality as its Total Portfolio grows. There can be no assurance that the Company will be successful in doing so. The failure of the Company to successfully expand could materially adversely affect the ability of the Company to increase its revenues and profits.

     MARKET CONDITIONS. The Company's business is affected by certain trends in the automobile and finance industries. The Company believes that purchasers of automobiles are increasingly considering the purchase of used automobiles rather than new automobiles and that dealers are increasingly focusing on the sale of used automobiles to generate additional revenue. Historically, traditional sources of consumer credit generally have applied more restrictive lending criteria which has made financing from such sources available to fewer persons. A change in any of these trends, or any change in general economic conditions, may lead to a reduction in the number of purchasers of used automobiles, less emphasis on selling used automobiles or an increase in the number of used automobile purchasers who qualify for traditional financing. Any of such events could have a material adverse effect on the Company, its profitability and its financial condition. See "Business -- The Industry."

     RELATIONSHIPS WITH DEALERS. The Company's business depends in large part upon its ability to establish and maintain active relationships with automobile dealers who can provide a sufficient volume of installment contracts. The Company defines an active relationship with a dealer as one in which the Company purchases at least five contracts per calendar year from such dealer. While the Company believes that it has been successful in developing and maintaining relationships with dealers, there can be no assurance that the Company will be successful in maintaining such relationships or increasing the number of dealers with which it does business. See "Business -- Business Strategy."

     LITIGATION. Due to the consumer-oriented nature of the Company's industry and the application of certain laws and regulations, industry participants are regularly named as defendants in litigation alleging violations of federal and state laws and regulations and consumer law torts, including fraud. Many of these actions involve alleged violations of consumer protection laws. A significant judgment against the Company or others within the industry in connection with any such litigation could have a material adverse effect on the Company's financial condition or results of operations. See "Business -- Regulation" and "Business -- Legal Proceedings." Furthermore, a substantial portion of the installment contracts owned or serviced by the Company are originated in the state of Alabama (25.4% of the Total Portfolio as of March 31, 1996). In the past several years large verdicts, including substantial amounts of punitive damages, have been returned against financial services companies and other defendants in Alabama. The Company is involved from time to time in ordinary routine litigation incidental to its business. The Company believes that the ultimate outcome of such litigation will not have a material adverse effect on the Company's financial condition or results of operations. Due to the uncertainties inherent in litigation and the large verdicts returned against other financial services companies in Alabama, there can be no assurance that the outcome of such actions, either individually or in the aggregate, will not have a material adverse effect on the Company, its profitability and its financial condition, and there can be no assurance other similar lawsuits will not be filed. A recent Alabama Supreme Court decision, in a case in which the Company was not a party, but relating to regulations which the Company follows, found that certain regulations of the Alabama Department of Banking relating to the amount of credit life insurance any creditor can sell in relation to the principal balance of an installment contract were invalid. These regulations permitted credit life insurance to be sold covering the principal and finance charge on an installment contract. The court ruled that such regulations were in violation of Alabama law which permits credit life to be sold covering only the principal balance on an installment contract. The Company cannot predict the impact of this decision on the Company, its profitability, and its financial condition. See "Business -- Legal Proceedings."

     REGULATION. The Company's business is subject to various state and federal laws which require licensing and qualification and regulate, among other things, the maximum finance charge that may be charged to consumers, the sale and type of insurance products offered by the insurers for which the Company acts as agent and the Company's rights to repossess and sell collateral. An adverse change in these laws or their interpretation, or the adoption of additional laws or regulations, could have a material adverse effect on the Company's business by limiting the finance charges and fee income the Company may charge on installment contracts, limiting the states in which the Company may operate or restricting the Company's ability to realize the value of the collateral securing its installment contracts. A reduction in the maximum permissible finance charge in any market could also reduce the attractiveness of such market, thereby limiting the expansion opportunities of the Company. See "Business -- Regulation."

     GEOGRAPHIC CONCENTRATION. As of March 31, 1996, approximately 26.1% and 25.4% of the Total Portfolio was purchased from dealers located in Florida and Alabama, respectively. In addition, as of March 31, 1996, the Company's five largest branch offices, located in Alabama, Florida, Mississippi and North Carolina, accounted for approximately 32.6% of the Total Portfolio. The Company believes, but there can be no assurance, that such geographic concentration will decrease in the future as a result of its growth strategy. Although the Company believes that the economies of these markets are diverse, the Company's profitability may be disproportionately affected by adverse changes in the general economic, regulatory and legal conditions in these markets. See "Business -- Contract Purchase."

     DEPENDENCE UPON KEY PERSONNEL. The Company's growth and success have been largely dependent upon the services of Michael P. Harrington, Chairman, President and Chief Executive Officer of the Company and Thomas G. Parker, President and Chief Operating Officer of First Enterprise Acceptance Company. The Company is dependent for its future success upon the continued services of its senior management, including Messrs. Harrington and Parker, and other key employees. See "Management -- Executive Officers and Directors." The Company believes the unexpected loss of the services of a key employee, particularly a member of senior management, could have a material adverse effect upon the Company. The Company has entered into employment agreements (which include noncompetition provisions) with all of its executive officers, including Messrs. Harrington and Parker, and it maintains key person life insurance on Mr. Harrington. See "Management -- Employment Agreements."

     The Company believes that its future growth will also depend in large part upon its continued ability to attract, retain and motivate additional branch managers. There can be no assurance that the Company will be able to attract and retain sufficiently qualified managers to support its growth strategy.

     VOTING CONTROL BY CERTAIN STOCKHOLDERS. Upon completion of the Offering, Michael P. Harrington, Chairman, President and Chief Executive Officer of the Company, and the executive officers of the Company, as a group, will beneficially own approximately 27.5% and 58.5%, respectively, of the outstanding Common Stock (approximately 26.0% and 55.4%, respectively, if the Underwriters' over-allotment option is exercised in full). As a result, such persons, if they were to act in concert, would control the Company's Board of Directors, and, therefore, the business, policies and affairs of the Company. In addition, the Company's Bylaws provide that actions may be taken by stockholders without a meeting by those stockholders holding a majority interest. Therefore, an action may be taken by certain stockholders, after transmitting a written information statement complying with Regulation 14C of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") to every stockholder entitled to consent to such action. See "Principal and Selling Stockholders," "Description of Capital Stock" and "Underwriting."

     ABSENCE OF PUBLIC MARKET AND POSSIBLE VOLATILITY OF STOCK PRICE. Prior to the Offering, there has been no public market for the Common Stock. There can be no assurance as to the liquidity of any markets that may develop for the Common Stock, the ability of holders of Common Stock to sell their securities, or at what price holders would be able to sell their securities. The initial public offering price of the Common Stock has been determined solely by negotiations among the Company, the Selling Stockholders, and J.C. Bradford & Co. and The Chicago Corporation, as representatives (the "Representatives") of the several underwriters named in this Prospectus (the "Underwriters") and may bear no relationship to the market price of the Common Stock after the Offering. See "Underwriting." From time to time after this Offering, there may be significant volatility in the market price for the Common Stock. Quarterly operating results of the Company or of other similar companies, changes in general conditions in the economy, consumer delinquency and default rates generally, the financial markets or the industry in which the Company operates, natural disasters, litigation developments or other developments affecting the Company or its competitors could cause the market price of the Common Stock to fluctuate substantially. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance.


     DILUTION. Investors in the Offering will experience immediate and substantial dilution of $4.91 per share in the net tangible book value of their shares of Common Stock, and current stockholders will receive a material increase in the book value of their shares of Common Stock. See "Dilution."



     SHARES ELIGIBLE FOR FUTURE SALE. Upon consummation of the Offering, the Company will have 4,964,289 shares of Common Stock outstanding. Of these shares, the 1,886,640 shares offered hereby will be freely tradeable without restriction or registration under the Securities Act of 1933, as amended ("Securities Act"), unless owned by an affiliate of the Company. All of the remaining 3,077,653 shares of Common stock are "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act. The Company and all of its directors and executive officers have agreed with the Underwriters not to sell any Common Stock for 180 days from the date of this Prospectus without the prior written consent of the Representatives. All of the shares not subject to "lock-up" as discussed in the preceding sentence will be eligible for sale in the public market 90 days following the date of this Prospectus subject to certain volume and other resale restrictions pursuant to Rule 144 and except for shares acquired upon the exercise of employee stock options which will be registered under the Securities Act as soon as practicable after consummation of the Offering and may be sold without limitation after the effective date of such registration. Although the Common Stock has been approved, subject to official notice of issuance, for quotation on the Nasdaq National Market, there can be no assurance that an active trading market for the Common Stock will develop or be sustained after the Offering. Following the Offering, sales of substantial amounts of Common Stock in the public market, pursuant to Rule 144 or otherwise, or even the potential of such sales could adversely affect the prevailing market price of the Common Stock or impair the Company's ability to raise additional capital through the sale of equity securities. See "Shares Eligible for Future Sale" and "Underwriting."


     EFFECT OF CERTAIN STATUTORY PROVISIONS. The Company is subject to provisions of the Illinois Business Corporation Act that prohibit a publicly-held Illinois corporation from engaging in a broad range of business combinations with a person who, together with affiliates and associates, owns 15% or more of the corporation's common stock (an "interested stockholder") for three years after the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Those provisions could discourage or make more difficult a merger, tender offer or similar transaction, even if favorable to the Company's stockholders. See "Description of Capital Stock -- Certain Provisions of the Illinois Business Corporation Act."

                                  THE COMPANY

     The Company, which operates under the name First Enterprise Acceptance Company, is a specialty finance company engaged primarily in purchasing and servicing installment contracts originated by dealers for financing the sale of automobiles. The Company purchases installment contracts which provide financing for non-prime consumers. Various ancillary products are also offered by the Company, as agent, in conjunction with its purchases of installment contracts. The Company commenced operations in 1990 and began purchasing installment contracts in May 1992 through three branch offices. As of March 31, 1996, the Company operated 28 branch offices in eight southeastern states and currently plans to open at least five additional branch offices by the end of 1996. The Total Portfolio increased 107.0% from $49.0 million at March 31, 1995 to $101.5 million at March 31, 1996. As of March 31, 1996, the Owned Portfolio was $60.6 million.

     The Company, an Illinois corporation, commenced business in 1990 to engage in the financing of timeshare receivables at resort properties. In May 1992, the Company changed its operating strategy to focus on the financing of automobile installment contracts. As of March 31, 1996, the Company had sold or collected all remaining timeshare receivables. Since inception, the Company had elected to be treated as an S Corporation for tax purposes, but terminated its S Corporation status effective January 1, 1996. After the consummation of the Offering, the Company may organize subsidiary corporations to carry out the operations of the Company.

     Executive Office. The Company's principal executive office and mailing address is 500 Davis Street, Suite 1005, Evanston, Illinois 60201, and its telephone number is (847) 866-8665. The executive office is responsible for the Company's general management, capitalization, banking relationships, corporate accounting and legal functions.

     Operations Headquarters. The Company's operations are conducted through its only operating division, First Enterprise Acceptance Company (the "FEAC Division"), which is located in Enterprise, Alabama. From this operations headquarters, the Company measures branch office performance against established goals and monitors branch office adherence to Company policies. The operations headquarters is responsible for supervision, accounting, cash management, information management and personnel functions.

                                DIVIDEND POLICY


     Prior to January 1, 1996, the Company's dividend policy has been based primarily on considerations relating to its S Corporation status, including the desirability of paying dividends to stockholders in amounts at least sufficient to fund their individual income tax liability resulting from the taxation of corporate income at the stockholder level. The Company paid total cash dividends of approximately $393,000 in 1993, $474,000 in 1994 and $1.5 million in 1995.
The Company intends to pay, at such time as the Board of Directors determines that the payment of such distribution will not have a material adverse effect on the Company's 1997 funding needs, the S Corporation Distribution as a cash dividend to its stockholders of record on December 29, 1995. See "S Corporation Distributions."


     On January 1, 1996, the Company terminated its status as an S Corporation and intends to retain its earnings to support operations and finance its growth. Consequently, after making the S Corporation Distribution, the Company does not anticipate declaring or paying cash dividends in the foreseeable future. In addition, following termination of the Company's status as an S Corporation, the Credit Facility prohibits the payment of dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Notes to Financial Statements.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 1,500,000 shares of Common Stock offered by the Company are estimated to be $10.0 million (1,782,996 shares and approximately $11.9 million if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $7.50 per share and after deducting the underwriting discount and estimated offering expenses payable by the Company. The Company will also receive approximately $520,000 of proceeds from the Selling Stockholders upon the exercise of their warrants. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders.



     The Company intends to use these proceeds (i) to repay a subordinated note having a principal amount of $4.0 million, which bears interest at 13.50%, has no prepayment penalty, and matures on September 30, 1996 (the "LaSalle Note"),
(ii) to repay a subordinated note having a principal balance of $4.5 million, which bears interest at a rate of 13.00%, has no prepayment penalty, and matures on August 31, 1998 (the "Banc One Note"), and (iii) initially to repay approximately $1.9 million of outstanding indebtedness incurred under the Company's $62.0 million revolving credit facility which bears interest at the reference rate as defined in the agreement, which was 9.25% at March 31, 1996, and matures on June 1, 1997 (the "Credit Facility"). The Company may reborrow under the Credit Facility in order to meet its funding needs or to make an approximate $2.1 million distribution ("S Corporation Distribution") to existing stockholders of undistributed S Corporation earnings. The proceeds from the LaSalle Note, the Banc One Note and the Credit Facility were used to fund purchases of installment contracts and to retire prior subordinated debt. The LaSalle Note is a loan that was made by LaSalle National Bank ("LaSalle") to Michael P. Harrington, the Chairman, President and Chief Executive Officer of the Company, who, in turn, loaned the proceeds to the Company on generally the same financial terms as the loan from LaSalle to Mr. Harrington. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," "S Corporation Distributions" and "Certain Transactions."


                          S CORPORATION DISTRIBUTIONS

     Since its inception, the Company has been an S Corporation under the Internal Revenue Code of 1986, as amended. As a result, the income of the Company has been taxed, for federal and certain state and local income tax purposes, directly to the Company's stockholders, rather than to the Company. The Company terminated its status as an S Corporation effective January 1, 1996 (the "Termination Date") and, as a result, the Company will be subject to federal and state corporate income taxation for the year ended December 31, 1996. Purchasers of Common Stock in this Offering will not receive any portion of the S Corporation Distribution.


     The Company's stockholders of record as of December 29, 1995 have included in their taxable incomes a total of approximately $4.5 million, the estimated amount of the Company's accumulated earnings and profits since its inception through the Termination Date (included in this amount is approximately $702,000 of estimated earnings which has not yet been recognized by the Company for financial reporting purposes). As such, upon the Termination Date and as a result of becoming subject to corporate income taxation, the Company recognized a deferred tax asset of $267,000.



     Of the total estimated amount on which the Company's stockholders of record as of December 29, 1995, have been or will be taxed, the Company has distributed an aggregate of approximately $2.4 million, including approximately $393,000 in 1993, $474,000 in 1994, and $1.5 million in 1995. The estimated balance of approximately $2.1 million will be distributed to stockholders of record as of December 29, 1995 at such time as the Board of Directors determines that the payment of the S Corporation Distribution will not have a material adverse effect on the Company's 1997 funding needs. See "Capitalization" and Notes to Financial Statements. In the event that the S Corporation Distribution is not paid by December 31, 1996, such distribution will not be made.


     Prior to the closing of the Offering, the Company will enter into a tax indemnification agreement with the Company's existing stockholders, pursuant to which its stockholders of record on December 31, 1995, will agree to indemnify the Company and the Company will agree to indemnify such stockholders against certain possible income tax consequences. See "Certain Transactions."

                                    DILUTION


     The net tangible book value of the Company as of March 31, 1996 was approximately $3.0 million, or $0.99 per share of Common Stock. Net tangible book value per share represents the amount of the Company's stockholders' equity, less intangible assets, divided by the number of shares of Common Stock outstanding. Dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of Common Stock in the Offering made hereby and the pro forma net tangible book value per share of Common Stock immediately after completion of the Offering. After (i) giving effect to the sale by the Company of 1,500,000 shares of Common Stock offered hereby at an assumed initial public offering price per share of $10.00, (ii) deducting the underwriting discount and estimated offering expenses payable by the Company, (iii) giving effect to the exercise of warrants by the Selling Stockholders, (iv) giving effect to the S Corporation Distribution and (v) giving effect to expenses related to the extinguishment of subordinated debt, the pro forma net tangible book value of the Company as of March 31, 1996 would have been approximately $12.9 million, or $2.59 per share. This represents an immediate increase in net tangible book value to existing stockholders attributable to new investors of $1.69 per share and an immediate dilution in net tangible book value of $4.91 per share to new investors purchasing Common Stock in the Offering, as illustrated in the following table:



[CAPTION]

Assumed initial public offering price per share..............................            $ 7.50
  Net tangible book value per share at March 31, 1996........................   $0.99
  Pro forma Adjustments:
     Decrease per share attributable to S Corporation Distribution...........   (0.67)
                                                                                -----
     Pro forma net tangible book value per share before the Offering.........    0.32
     Increase per share attributable to exercise of warrants.................    0.65
     Decrease per share attributable to expenses related to extinguishment of
      debt...................................................................   (0.07)
     Increase in net tangible book value per share to existing stockholders
      attributable to new investors..........................................    1.69
                                                                                -----
Pro forma net tangible book value per share after the Offering...............              2.59
                                                                                         ------
Dilution per share to new investors..........................................            $ 4.91
                                                                                         ======



     Assuming the Underwriters' over-allotment option is exercised in full, pro forma net tangible book value upon completion of the Offering would be $2.83 per share, the immediate increase in pro forma net tangible book value of shares to existing stockholders would be $1.93 per share, and the immediate dilution to new investors would be $4.67 per share.



     The following table summarizes on a pro forma basis as of March 31, 1996 the difference between the existing stockholders and the investors purchasing shares of Common Stock in the Offering (at an assumed initial public offering price of $7.50 per share) with respect to the number of shares purchased from the Company, the total consideration paid and the average price paid per share:



                                      SHARES PURCHASED         TOTAL CONSIDERATION
                                    --------------------      ----------------------      AVERAGE PRICE
                                     NUMBER      PERCENT        AMOUNT       PERCENT        PER SHARE
                                    ---------    -------      -----------    -------      -------------
    Existing stockholders.........  3,464,289      69.8%      $ 1,862,398      14.2%         $  0.54
    New investors.................  1,500,000      30.2        11,250,000      85.8             7.50
                                    ----------   ------       ------------   ------
         Total....................  4,964,289     100.0%      $13,112,398     100.0%
                                    ==========   ======       ============   ======


     The foregoing assumes no exercise of outstanding stock options. As of March 31, 1996, the Company had an aggregate of 1,232,334 additional shares available for future issuance under the Company's 1992 Stock Option Plan, as Amended and Restated, 1995 Nonqualified Director Stock Option Plan and 1995 Employee Stock Purchase Plan, of which it had granted outstanding options to purchase an aggregate of 512,947 shares of Common Stock, at exercise prices per share of $1.13 and $1.36. Such options were granted to certain employees of the Company pursuant to the Company's 1992 Stock Option Plan, as Amended and Restated. To the extent outstanding options are exercised, or shares reserved for future issuance are issued, there will be further dilution to new investors. See "Management."

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of March 31, 1996 (i) on a historical basis and (ii) on an adjusted basis to reflect the issuance and sale by the Company of 1,500,000 shares of Common Stock offered hereby at an assumed initial public offering price of $7.50 per share, the exercise of warrants by the Selling Stockholders and the addition of a deferred tax asset from termination of S Corporation status, and the application of the estimated net proceeds of the Offering as described in "Use of Proceeds." This table should be read in conjunction with "Management Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Financial Statements and Notes thereto included elsewhere in this Prospectus.



                                                                               MARCH 31, 1996
                                                                           ----------------------
                                                                                       PRO FORMA
                                                                           ACTUAL     AS ADJUSTED
                                                                           -------    -----------
                                                                               (IN THOUSANDS)
INDEBTEDNESS:
  Senior debt...........................................................   $43,034      $41,152
  Subordinated debt.....................................................     8,383           --
Common stock warrants...................................................       807           --
STOCKHOLDERS' EQUITY:
  Common stock, $0.01 per share par value; 20,000,000 shares authorized;
     3,077,649 shares issued and outstanding; 4,964,289 shares issued
     and outstanding as adjusted(1).....................................        31           50
  Additional paid-in capital............................................     1,311       13,510
  Retained earnings(2)..................................................     2,100         (313)
  Guaranteed loans of stockholders(3)...................................      (395)        (395)
                                                                           -------      -------
     Total stockholders' equity.........................................     3,047       12,852
                                                                           -------      -------
     Total capitalization...............................................   $55,271      $54,004
                                                                           =======      =======


- -------------------------
(1) Does not include 1,232,334 shares of Common Stock which may be issued under the Company's 1992 Employee Stock Option Plan, as Amended and Restated, 1995 Nonqualified Director Stock Option Plan and 1995 Employee Stock Purchase Plan, of which 512,947 shares are issuable upon the exercise of stock options granted under the employee stock option plan outstanding as of March 31, 1996.


(2) The pro forma adjustments include (i) the declaration of the S Corporation Distribution of approximately $2.1 million and (ii) expenses related to the extinguishment of subordinated debt of approximately $343,000.


(3) Represents loans by financial institutions to certain stockholders which the Company has guaranteed. Proceeds from these loans were used to exercise stock options. The amount of guaranteed loans at March 31, 1996, is included in other liabilities and is treated as a reduction of stockholders' equity on the Company's balance sheet.

                     SELECTED FINANCIAL AND OPERATING DATA

     The selected financial data set forth below as of and for the years ended December 31, 1991 through 1995 are derived from the audited financial statements of the Company. The selected financial and operating data as of March 31, 1995 and 1996 and for the three months then ended, respectively, are unaudited but, in the opinion of management reflect all normal recurring adjustments necessary for a fair statement of the results for such periods and as of such dates. The selected financial and operating data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements, including the Notes thereto, and other financial data included elsewhere herein.

                                                                                                         THREE MONTHS ENDED
                                                               YEARS ENDED DECEMBER 31,                       MARCH 31,
                                                  ---------------------------------------------------    -------------------
                                                   1991       1992       1993       1994       1995       1995        1996
                                                  -------    -------    -------    -------    -------    -------    --------
                                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
  Automobile portfolio finance charges(1)........      --    $   557    $ 3,002    $ 5,082    $ 9,634    $ 2,156    $  3,256
  Interest from timeshare receivables(1)......... $ 1,671      1,458        752        123         11          6          --
                                                  -------    -------    -------    -------    -------    -------    --------
  Finance charges and interest...................   1,671      2,015      3,754      5,205      9,645      2,162       3,256
  Interest expense...............................   1,169      1,080      1,201      1,576      4,039        871       1,358
                                                  -------    -------    -------    -------    -------    -------    --------
  Net interest income............................     502        935      2,553      3,629      5,606      1,291       1,898
  Provision for credit losses....................      --         --         --         --         --         --         400
  Other income:
    Servicing income.............................      --         --        227      1,323      3,052        478       1,126
    Insurance commissions........................      --         93        534        550      1,342        275         651
    Fees and other income........................      99         53        169        257        606         96         358
    Gain on sale of installment contracts........      --         --         --         --         --         --         409
                                                  -------    -------    -------    -------    -------    -------    --------
      Total other income.........................      99        146        930      2,130      5,000        849       2,544
  Total operating expenses.......................     416      1,168      2,421      5,095      8,172      1,635       2,953
  Income taxes (2)...............................       3         (2)        30          3         60         15         427
  Income tax effect of S Corporation
    termination(2)...............................      --         --         --         --         --         --        (267)
                                                  -------    -------    -------    -------    -------    -------    --------
  Net income (loss).............................. $   182    $   (85)   $ 1,032    $   661    $ 2,374    $   490    $    929
                                                  =======    =======    =======    =======    =======    =======    ========
  Per share data:
    Pro forma net income per share(3)............                                             $  0.46
    Supplemental pro forma net income per
      share(4)...................................                                                0.41                   0.21
    Weighted average shares outstanding:
      (in thousands)
      Pro forma(3)...............................                                               3,245
      Supplemental pro forma(4)..................                                               5,131                  5,397
PORTFOLIO DATA:
  Total Portfolio................................            $ 6,215    $19,399    $39,724    $80,261    $49,035    $101,519
  Average Total Portfolio........................              2,001     12,204     28,553     59,374     44,041      89,235
  Average Owned Portfolio........................              2,001     11,560     19,997     40,153     34,700      57,323
  Average indebtedness (5).......................             16,899     18,252     18,480     34,917     30,459      49,877
  Number of installment contracts purchased......                800      2,685      4,935     10,021      2,152       4,390
  Installment contracts purchased................            $ 7,525    $19,248    $35,137    $70,184    $14,341    $ 32,433
OPERATING DATA(6):
  Owned Portfolio yield(7).......................              27.84%     25.97%     25.41%     23.99%     25.20%      22.85%
  Cost of borrowed funds(5)......................               6.39       6.58       8.53      11.57      11.60       10.95
  Net interest spread............................              21.45      19.39      16.88      12.42      13.60       11.90
  Net interest margin(8).........................              21.65      19.98      18.10      13.96      15.09       13.32
  Allowance for credit losses as a percentage of
    Owned Portfolio..............................               9.59       6.86       7.59       8.42       8.20        8.98
  Net charge-offs in the Owned Portfolio as a
    percentage of average Owned Portfolio........               1.00       4.35       6.04       7.49       6.90        8.05
  Net charge-offs in the Total Portfolio as a
    percentage of average Total Portfolio........               1.00       4.12       5.94       6.46       6.12        7.16
  Operating expenses as a percentage of average
    Total Portfolio..............................              58.37      19.84      17.84      13.76      15.06       13.31
  Number of branch offices.......................                  4          8         17         25         19          28
  Number of dealers..............................                 69        187        333        722        414         834
BALANCE SHEET DATA:
  Net principal balance (9)......................      --    $ 6,215    $ 7,612    $33,779    $59,495    $33,959    $ 60,573
  Allowance for credit losses....................      --       (596)      (522)    (2,563)    (5,011)    (2,784)     (5,439)
  Timeshare receivables.......................... $15,490     12,955      4,326        266         --         --          --
  Total assets...................................  15,976     19,077     12,272     33,101     58,411     33,925      60,520
  Senior debt....................................   4,450      7,200      5,966     25,640     43,267     25,414      43,034
  Subordinated debt..............................  10,476     10,777      4,000      3,850      8,355      3,875       8,383
  Stockholders' equity...........................     970        885      1,524      1,728      2,165      1,999       3,047

- -------------------------
(1) In May 1992, the Company changed its business strategy from the financing of timeshare receivables at resort properties to purchasing and servicing installment contracts originated by automobile dealers for financing the sale of automobiles.

(2) For all periods presented except the three month period ended March 31, 1996, the Company was an S Corporation and was not subject to income taxes. See "S Corporation Distributions." Effective January 1, 1996, the Company terminated its Subchapter S status and is subject to federal and state income taxes. Upon termination, and in compliance with SFAS No. 109, the Company recognized a deferred tax benefit of $267,000.


(3) Pro forma net income per share represents net income divided by pro forma weighted average shares outstanding, as adjusted for the pro forma provision for income taxes as if the Company had been subject to income taxes for the year ended December 31, 1995. The calculation of pro forma weighted average shares outstanding is based upon the Company's actual weighted average shares and common share equivalents outstanding for the year ended December 31, 1995. See Note M to the Financial Statements.



(4) Supplemental pro forma net income per share represents net income, increased by the after-tax interest savings resulting from the repayment of debt as described under "Use of Proceeds," divided by supplemental pro forma weighted average shares outstanding. The calculation of supplemental pro forma weighted average shares outstanding is based upon the number of shares used in the calculation of pro forma earnings per share plus the number of shares to be sold by the Company (at a public offering price of $7.50 per share, less the underwriting discount) and the number of shares issued upon the exercise of warrants to fund the repayment of debt as described under "Use of Proceeds" and to pay estimated offering expenses of $500,000. See Note M to the Financial Statements.


(5) Average indebtedness represents the average dollar balance of borrowings outstanding under the Credit Facility and subordinated notes throughout the year. Cost of borrowed funds represents interest expense as a percentage of average indebtedness. Averages were computed using the beginning and ending balances for each month during the year.

(6) Ratios for the three months ended March 31, 1995 and 1996 are annualized, which may not necessarily represent comparable data for a full twelve-month period.

(7) Represents automobile portfolio finance charges as a percentage of the average Owned Portfolio.

(8) Represents net interest income as a percentage of the average Owned Portfolio. Interest expense was allocated to the Owned Portfolio based on the ratio of the average Owned Portfolio to the average total finance receivables (consisting of both the Owned Portfolio and timeshare receivables).

(9) Represents the net principal balance of finance receivables in the Owned Portfolio.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the preceding "Selected Financial and Operating Data" and the Company's Financial Statements and the Notes thereto and the other financial data included elsewhere in this Prospectus. The financial information provided below has been rounded in order to simplify its presentation. However, the ratios and percentages provided below are calculated using the detailed financial information contained in the Financial Statements, the Notes thereto and the other financial data included elsewhere in this Prospectus.

GENERAL

     The Company is a specialty finance company engaged primarily in purchasing and servicing installment contracts originated by dealers in the sale of automobiles. The Company derives most of its revenue from (i) finance charges earned on the installment contracts, (ii) contractual servicing fees and bonus servicing fees resulting from the sales of certain receivables and (iii) fees and commissions derived from the sale of ancillary products. The following table summarizes the Company's sources of revenues.

                                                                                      THREE MONTHS
                                                    YEARS ENDED DECEMBER 31,        ENDED MARCH 31,
                                                   ---------------------------      ----------------
                                                   1993       1994       1995       1995       1996
                                                   -----      -----      -----      -----      -----
Finance charges from installment contracts.......   64.1%      69.3%      65.8%      71.6%      56.1%
Interest income from timeshare receivables.......   16.1        1.7        0.1        0.2         --
Servicing income.................................    4.8       18.0       20.8       15.9       19.4
Other fees and commissions.......................   15.0       11.0       13.3       12.3       17.4
Gain on sale of installment contracts............     --         --         --         --        7.1
                                                   -----      -----      -----      -----      -----
Total............................................  100.0%     100.0%     100.0%     100.0%     100.0%
                                                   =====      =====      =====      =====      =====

     From its inception in 1990 through May 1992, the Company engaged in the financing of timeshare receivables at resort properties. In May 1992 the Company changed its operating strategy to focus on the financing of automobile installment contracts. As of March 31, 1996, the Company had sold or collected all remaining timeshare receivables. The Company's automobile installment contract portfolio has grown significantly since 1992. The Total Portfolio increased from $6.2 million at December 31, 1992 to $101.5 million at March 31, 1996.

     Installment contracts are generally purchased from dealers at a discount from the principal amount financed by consumers which is non-refundable to dealers ("non-refundable contract acquisition discount"). The amount of non-refundable contract acquisition discount is negotiated between the dealers and the branch managers based on several factors, including the creditworthiness of the consumers, the value and condition of the automobiles and the relationship between the amount to be financed and the automobile's value. Installment contracts purchased during the three months ended March 31, 1996 had a weighted average non-refundable contract acquisition discount of approximately 10.8%. The portfolio of owned and sold installment contracts is grouped into pools on a chronological basis (quarterly beginning in 1995) for purposes of evaluating the non-refundable contract acquisition discount. The non-refundable contract acquisition discount represents both a credit allowance and yield enhancement, with the portion necessary to absorb credit losses for each pool allocated to the allowance for credit losses. The remaining portion of the non-refundable contract acquisition discount, if any, is allocated to the unamortized contract acquisition discount and is accreted into finance charge income over the estimated life of the installment contracts using the sum-of-the-months'-digits method which approximates the interest method. Since August 1995, all of the Company's non-refundable contract acquisition discount has been allocated to the allowance for credit losses. See "-- Credit Loss Experience."

     The Company records an installment contract on its books as the total of contractually scheduled payments under such contract, reduced by: (i) unearned finance charges, which are recognized as income using the interest method; (ii) unearned insurance commissions, which are recognized as income over the average terms of the related policies using the sum-of-the-months'-digits method; (iii) the unamortized contract acquisition discount, which represents the portion of the non-refundable contract acquisition discount not allocated to the allowance for credit losses and (iv) that portion of the contract acquisition discount allocated to the allowance for credit losses. If an installment contract becomes 90 or more days contractually delinquent and no full contractual payment is received in the month the account reaches such delinquency status, the accrual of income is suspended until one or more full contractual monthly payments are received. Late charges, deferment fees and extensions fees are recognized as income when collected.

     As part of its overall funding strategy, the Company has sold finance receivables under various asset purchase agreements. During the years ended December 31, 1993 and 1995 and the three months ended March 31, 1996, the Company sold $12.1 million, $27.5 million and $25.4 million, respectively, under such agreements. The sales were without recourse and no gain or loss was recognized for those sales in 1993 and 1995 as they were not material to the financial statements. A gain was recognized for the sales in the three months ended March 31, 1996 in the amount of $409,000 primarily due to a decrease in the fixed rate to the purchaser compared to previous sales. The gain on the sales of finance receivables was determined by the difference between sales proceeds and the cost of the finance receivables and adjusted for the present value of the difference between the estimated future servicing revenues (net of a fixed rate to the purchaser) and the normal servicing costs ("excess servicing rights"). The excess servicing rights were capitalized and are being amortized over the expected life of the finance receivables. In conjunction with the sale of these receivables, the Company and the purchasers have entered into servicing agreements whereby the Company retained servicing rights on the installment contracts sold and receives contractual servicing fees equal to 3% per annum of the remaining principal balance of the installment contracts sold. Under the terms of the existing agreements, the Company is also eligible to receive additional servicing fees, based upon portfolio performance, on the installment contracts sold ("bonus servicing fees"). The bonus servicing fees represent the difference between the yield received by the Company and the sum of (i) the Company's 3% contractual servicing fee, (ii) the yield due to the purchaser and
(iii) the addition or reduction necessary to maintain the purchaser's reserve at the required level. At March 31, 1996, the outstanding balance of installment contracts sold and serviced by the Company was $40.9 million. All servicing fees earned by the Company are recognized in the Company's financial statements as servicing income.

     This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

GROWTH, PROFITABILITY AND RECENT TRENDS

     The Company has experienced significant growth since it changed its operating strategy to focus on the financing of automobile installment contracts. From December 31, 1992 to March 31, 1996, the Total Portfolio increased from $6.2 million to $101.5 million. The Company's strategy is to grow the Total Portfolio by increasing its penetration of existing markets and by expanding into new market areas. The Company has grown from four branch offices at December 31, 1992 to 28 branch offices at March 31, 1996.

     The principal determinant of the Company's net interest income is the difference between the finance charge income earned on the Owned Portfolio and the interest paid on borrowed funds. The laws of most states establish the maximum finance charge rates and prescribe the types and maximum amounts of fees, insurance premiums and other amounts that consumers may be charged. As is common in the non-prime consumer market, the Company's installment contracts generally bear the maximum allowable interest rates and other charges permitted under applicable state laws.

     The Company's liabilities are generally more interest-rate sensitive than are its earning assets. As a result, significant increases in the Company's cost of funds could have a material adverse effect on its profitability and financial condition. To a degree, the Company can mitigate the adverse effect of an increase in interest rates by (i) selling or financing portions of its Total Portfolio with fixed rate liabilities, (ii) focusing on purchasing only installment contracts which bear the maximum finance charge rates permitted by law or which are originated in states where finance charge rate ceilings have not been established, (iii) expanding into states that permit higher finance charge rates on consumer installment contracts, (iv) reducing the amount it pays for an installment contract (e.g., increasing the non-refundable contract acquisition discount) and (v) entering into interest rate protection agreements. Additionally, management believes that the improved capitalization resulting from the Offering should allow the Company to take advantage of financing structures which may reduce the Company's cost of funds or mitigate interest rate exposures.

     The following table sets forth information with regard to the Company's net interest spread, which represents the difference between the yield on installment contracts and the Company's cost of borrowed funds.

                                                                                      THREE MONTHS
                                                                                         ENDED
                                                    YEARS ENDED DECEMBER 31,           MARCH 31,
                                                   ---------------------------      ----------------
                                                   1993       1994       1995       1995       1996
                                                   -----      -----      -----      -----      -----
Owned Portfolio yield(1)........................   25.97%     25.41%     23.99%     25.20%     22.85%
Cost of borrowed funds..........................    6.58       8.53      11.57      11.60      10.95
                                                   ------     ------     ------     ------     ------
  Net interest spread...........................   19.39%     16.88%     12.42%     13.60%     11.90%
Net interest margin(2)..........................   19.98%     18.10%     13.96%     15.09%     13.32%

- -------------------------
(1) Represents automobile portfolio finance charges as a percentage of the average Owned Portfolio.

(2) Represents net interest income as a percentage of the average Owned Portfolio. Interest expense was allocated to the Owned Portfolio based on the ratio of the average Owned Portfolio to the average total finance receivables (consisting of both the Owned Portfolio and timeshare receivables).

     As reflected in the preceding table, the Company's yield has decreased during the period from 1993 through March 31, 1996. This is due primarily to increased penetration into states which have laws which limit the maximum amount of finance charges, fees, premiums and other charges that can be charged. Additionally, the decrease is due to (i) force placed collateral protection insurance ("CPI") for which the Company does not charge interest, accounting for a larger percentage of the Owned Portfolio, and (ii) the reduction of accretion income stemming from the unamortized contract acquisition discount. The Company's cost of borrowed funds has increased over the same period. The increase in 1994 was due to rising interest rates and to the repayment of a portion of subordinated debt bearing interest at 6%. The rate on the Credit Facility increased from 7.5% at December 31, 1993 to 9.5% at December 31, 1994. The increase in 1995 was due primarily to the replacement of subordinated debt, the issuance of new subordinated debt and a higher average cost of borrowed funds under the Credit Facility in 1995. In December 1994, the Company replaced $4 million in subordinated debt bearing interest at 6%, with a $4 million subordinated note bearing interest at 13.5%. Additionally, in September 1995, the Company issued a new subordinated note for $4.5 million bearing interest at 13%, the proceeds of which were used to pay down borrowings under the Credit Facility. The average cost of borrowed funds on the Credit Facility increased from 9.1% in 1994 to 10.5% in 1995. The decrease in cost of funds for the three months ended March 31, 1996 is primarily due to a decrease in the interest rate on the Credit Facility. The rate on the Credit Facility decreased from 9.5% at December 31, 1995 to 9.25% at March 31, 1996.

     The Company's profitability is also dependent on its credit loss experience. See "-- Credit Loss Experience."

THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THREE MONTHS ENDED MARCH 31, 1995

Net Interest Income

     Finance charges and interest increased $1.1 million, or 50.6%, from $2.2 million for the three months ended March 31, 1995 to $3.3 million for the three months ended March 31, 1996. The growth in finance charges and interest resulted from an increase in the Owned Portfolio due to an increase in the number of installment contracts purchased. While installment contracts purchased increased $18.1 million or 126.2%, from $14.3 million for the three months ended March 31, 1995 to $32.4 million for the three months ended March 31, 1996, the average Owned Portfolio increased $22.6 million or 65.2%, from $34.7 million to $57.3 million over the same periods. This is due to the fact that the Company sold $25.4 million in contracts in the three months ended March 31, 1996 compared to sales of $10.8 million for the three months ended March 31, 1995.

     The Company opened three branch offices during the three months ended March 31, 1996, increasing to 28 the number of its branch offices. At March 31, 1995, the Company operated 19 branch offices.

     The average portfolio yield decreased from 25.2% for the three months ended March 31, 1995 to 22.9% for the three months ended March 31, 1996. This decrease was primarily attributable to increased penetration in states which have laws which limit the maximum amount of finance charges, fees, premiums and other charges that can be charged. The decrease was also attributable to (i) an increase in CPI for which the Company does not charge interest as a percentage of the Owned Portfolio for the three months ended March 31, 1996 compared to the three months ended March 31, 1995, and (ii) accretion of the unamortized contract acquisition discount of $62,000 into income during the three months ended March 31, 1995, compared to no accretion into income for the three months ended March 31, 1996. Receivables relating to CPI as a percentage of the Owned Portfolio increased from 4.7% at March 31, 1995 to 6.0% at March 31, 1996.


     Interest expense increased $486,000 from $871,000 for the three months ended March 31, 1995 to $1.4 million for the three months ended March 31, 1996. The increase in interest expense resulted from an increase in borrowings under the Credit Facility and the issuance of additional subordinated debt. Average indebtedness increased $19.4 million, or 63.8%, from $30.5 million for the three months ended March 31, 1995 to $49.9 million for the three months ended March 31, 1996. The average cost of borrowed funds decreased from 11.6% for the three months ended March 31, 1995 to 11.0% for the three months ended March 31, 1996. The decrease in the average cost of borrowed funds was due primarily to the decrease in the rate paid on the Credit Facility. For the three months ended March 31, 1995, the weighted average rate on the Credit Facility was 9.83% and for the three months ended March 31, 1996 the weighted average rate on the Credit Facility was 9.34%. Additionally, in September 1995, the Company issued a new subordinated note for $4.5 million bearing interest at 13%, the proceeds of which were used to pay down borrowings under the Credit Facility. See "-- Liquidity and Capital Resources." In addition to the interest rate on the subordinated debt, the Company is amortizing both the fees associated with the subordinated debt and the discount related to the detachable warrants attached to the subordinated debt. Net interest income increased $608,000, or 47.1%, from $1.3 million for the three months ended March 31, 1995 to $1.9 million for the three months ended March 31, 1996.


     The net interest margin on the Owned Portfolio decreased from 15.1% for the three months ended March 31, 1995 to 13.3% for the three months ended March 31, 1996, due to the lower average portfolio yield and offset slightly by the decreased cost of borrowed funds as discussed above.

Provision for Credit Losses

     For the three months ended March 31, 1996 the Company made a provision for credit losses of $400,000. There was no provision for credit losses for the three months ended March 31, 1995. The provision for credit losses contributed to the increase in the allowance for credit losses as a percent of the Owned Portfolio from 8.2% as of March 31, 1995 to 9.0% as of March 31, 1996. See "-- Credit Loss Experience."

Other Income

     Other income increased $1.7 million, or 199.4%, from $850,000 for the three months ended March 31, 1995 to $2.5 million for the three months ended March 31, 1996. The increase in other income was primarily due to increases in servicing income, the sale of ancillary products, and the recognition of a gain on the sale of installment contracts.

     Servicing income increased $648,000, or 135.5%, from $478,000 for the three months ended March 31, 1995 to $1.1 million for the three months ended March 31, 1996. The increase in servicing income was due to the sale of $25.4 million in installment contracts during the three months ended March 31, 1996 and the sale of $16.7 million of installment contracts after March 31, 1995 through December 31, 1995 as compared to sales of $10.8 million for the three months ended March 31, 1995. Further, the average balance of sold contracts increased $22.6 million from $9.3 million for the three months ended March 31, 1995 to $31.9 million for the three months ended March 31, 1996.

     Income from insurance commissions increased $376,000 from $275,000 for the three months ended March 31, 1995 to $651,000 for the three months ended March 31, 1996. The increase was attributable to the increased sales of insurance products in connection with the increase in the volume of installment contracts purchased and the introduction of certain new insurance products in late 1995.

     For the three months ended March 31, 1996, the Company recognized a gain on the sale of $25.4 million of installment contracts in the amount of $409,000. The gain on the sales of finance receivables was determined by the difference between sales proceeds and the cost of the finance receivables adjusted for the present value of the excess servicing rights. The excess servicing rights were capitalized and are being amortized over the expected life of the finance receivables in direct proportion to the reduction in the related pool of finance receivables sold.

Operating Expenses

     Operating expenses increased $1.3 million, or 80.6%, from $1.6 million for the three months ended March 31, 1995 to $3.0 million for the three months ended March 31, 1996. The increase in operating expenses was due to increases in salaries and employee benefits, rent and other expenses relating to the opening of new branch offices as well as the addition of administrative personnel at the Evanston, Illinois and Enterprise, Alabama offices. Salaries and employee benefits increased $877,000, or 80.5%, from $1.1 million for the three months ended March 31, 1995 to $2.0 million for the three months ended March 31, 1996. Although operating expenses increased for the three months ended March 31, 1996 compared to the three months ended March 31, 1995, the Total Portfolio grew at a faster rate than the rate of increase in operating expenses. As a result, operating expenses as a percentage of the average Total Portfolio decreased from 15.1% for the three months ended March 31, 1995 to 13.3% for the three months ended March 31, 1996.

Income Taxes

     Income taxes increased $412,000 from $15,000 for the three months ended March 31, 1995 to $427,000 for the three months ended March 31, 1996. The increase is due to the Company terminating its status as an S Corporation effective on January 1, 1996. As a result, the Company is now subject to federal and certain state and local income taxes.

     Upon termination of its S Corporation status, and in compliance with SFAS No. 109, the Company recognized a deferred tax benefit of $267,000 for the three months ended March 31, 1996.

Net Income

     Net income increased $439,000, or 89.7%, from $490,000 for the three months ended March 31, 1995 to $929,000 for the three months ended March 31, 1996. The increase in net income was primarily attributable to the growth in the Total Portfolio and related factors as discussed above, as well as the income tax benefit resulting from the termination of the S Corporation status.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

Net Interest Income

     Finance charges and interest increased $4.4 million, or 85.3%, from $5.2 million in 1994 to $9.6 million in 1995. The growth in finance charges and interest resulted from an increase in the Owned Portfolio due to an increase in the number of installment contracts purchased in 1995.

     The Company opened eight branch offices in 1995, increasing to 25 the number of its branch offices. In 1995, the Company purchased 10,021 installment contracts representing $70.2 million, an increase of 103.1% and 99.7%, respectively, from the 4,935 installment contracts representing $35.1 million purchased in 1994.

     The average Owned Portfolio increased $20.2 million, or 100.8%, from $20.0 million in 1994 to $40.2 million in 1995. The average portfolio yield decreased from 25.4% in 1994 to 24.0% in 1995. This decrease was primarily attributable to increased penetration in 1995 in states which have laws which limit the maximum amount of finance charges, fees, premiums and other charges that can be charged.

     Interest expense increased $2.4 million from $1.6 million in 1994 to $4.0 million in 1995. The increase in interest expense resulted from an increase in borrowings under the Credit Facility and an increase in the average interest rate paid on borrowed funds. Average indebtedness in 1995 increased $16.4 million, or 88.9%, from $18.5 million in 1994 to $34.9 million in 1995. The average cost of borrowed funds was 8.5% and 11.6% in 1994 and 1995, respectively. The increase in the average cost of borrowed funds was due primarily to the replacement of subordinated debt at a higher interest rate and the issuance of new subordinated debt. In December 1994, the Company replaced $4 million in subordinated debt bearing interest at 6% with a $4 million subordinated note bearing interest at 13.5%. Additionally, in September 1995, the Company issued a new subordinated note for $4.5 million bearing interest at 13%, the proceeds of which were used to pay down borrowings under the Credit Facility. See "-- Liquidity and Capital Resources." In addition to the increase in the interest rate on the subordinated debt, the Company is amortizing both the fees associated with the debt and the discount related to the detachable warrants attached to the debt. Net interest income increased $2.0 million, or 54.5%, from $3.6 million in 1994 to $5.6 million in 1995.

     The net interest margin on the Owned Portfolio decreased from 18.1% in 1994 to 14.0% in 1995, primarily due to the higher cost of borrowed funds and lower average portfolio yield as discussed above.

Other Income

     Other income increased $2.9 million, or 134.8%, from $2.1 million in 1994 to $5.0 million in 1995. The increase in other income was primarily due to increases in servicing income and income from the sale of ancillary products.

     Servicing income increased $1.8 million, or 130.8%, from $1.3 million in 1994 to $3.1 million in 1995. The increase in servicing income was due to the sale of $27.5 million in installment contracts in 1995.

     Income from insurance commissions increased $792,000, or 144.2%, from $550,000 in 1994 to $1.3 million in 1995. The increase was attributable to the increased sales of insurance products in connection with the increase in the volume of installment contracts purchased.

Operating Expenses

     Operating expenses increased $3.1 million, or 60.4%, from $5.1 million in 1994 to $8.2 million in 1995. The increase in operating expenses was due to increases in salaries and employee benefits, rent and other expenses relating to the opening of new branch offices in 1995, as well as the addition of administrative personnel at the Evanston, Illinois and Enterprise, Alabama offices. Salaries and employee benefits increased

$1.9 million, or 59.5%, from $3.2 million in 1994 to $5.1 million in 1995. Although operating expenses increased in 1995, as compared to 1994, the Total Portfolio grew at a faster rate than the rate of increase in operating expenses. As a result, operating expenses as a percentage of the average Total Portfolio decreased from 17.8% in 1994 to 13.8% in 1995.

Net Income

     Net income increased $1.7 million, or 259.1%, from $661,000 in 1994 to $2.4 million in 1995. The increase in net income was primarily attributable to the growth in the Total Portfolio and related factors as discussed above.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

Net Interest Income

     Finance charges and interest increased $1.4 million, or 38.7%, from $3.8 million in 1993 to $5.2 million in 1994. The growth in finance charges and interest was the result of an increase in the Owned Portfolio due to an increase in the number of installment contracts purchased in 1994.

     In 1994, the Company opened nine new branch offices increasing to 17 the number of its branch offices. In 1994, the Company purchased 4,935 installment contracts representing $35.1 million, an increase of 83.8% and 82.6% respectively, from the 2,685 installment contracts representing $19.2 million purchased in 1993.

     The average Owned Portfolio increased $8.4 million, or 73.0%, from $11.6 million in 1993 to $20.0 million in 1994. The average portfolio yield decreased from 26.0% in 1993 to 25.4% in 1994. This decrease was primarily attributable to expansion in 1994 into states which have laws which limit the maximum amount of finance charges, fees, premiums and other charges that can be charged.

     Interest expense increased $374,000 from $1.2 million in 1993 to $1.6 million in 1994. The increase in interest expense resulted primarily from rising interest rates. Average indebtedness increased $228,000 from $18.3 million in 1993 to $18.5 million in 1994. The proceeds from the sale of $10.9 million in finance receivables in December 1993 were used to reduce the amount outstanding on the Credit Facility resulting in only a slight increase in average indebtedness in 1994. The average cost of borrowed funds was 6.6% and 8.5% in 1993 and 1994, respectively. The increase in the average cost of borrowed funds was due to rising interest rates. The rate charged on the Credit Facility increased from 7.5% at December 31, 1993 to 9.5% at December 31, 1994 due to an increase in the bank's reference rate.

     Net interest income increased $1.0 million, or 42.2%, from $2.6 million in 1993 to $3.6 million in 1994. The net interest margin decreased from 20.0% for 1993 to 18.1% in 1994, primarily due to the increase in the average cost of borrowed funds as discussed above.

Other Income

     Other income increased $1.2 million, or 128.9%, from $930,000 in 1993 to $2.1 million in 1994. The increase in other income was primarily due to a $1.1 million increase in servicing income from $227,000 in 1993 to $1.3 million in 1994. The increase in servicing income was due to the sale of $12.1 million in installment contracts in December 1993.

Operating Expenses

     Operating expenses increased $2.7 million, or 110.5%, from $2.4 million in 1993 to $5.1 million in 1994. This increase was primarily the result of expenses related to (i) the opening of nine new branch offices, (ii) an increase in salaries and employee benefits of $1.6 million primarily as a result of the addition of administrative personnel in the executive and operations offices, including the creation of two regional supervisor positions, the addition of personnel to staff new branch offices and the payment of special bonuses of $160,000, (iii) the cost of conversion to a new computerized processing system of approximately $280,000 and
(iv) a $47,000 loss on the disposal of computer equipment. Operating expenses as a percentage of the average Total Portfolio decreased from 19.8% in 1993 to 17.8% in 1994.

Net Income

     Net income decreased $372,000 from $1.0 million in 1993 to $661,000 in 1994. The decrease in net income was primarily the result of increases in operating expenses as discussed above. The Company experienced a net loss of $266,000 in the fourth quarter of 1994 due primarily to charges against earnings for the computer conversion and related costs and the payment of the special bonuses as discussed above.

CREDIT LOSS EXPERIENCE

     Installment contracts are generally purchased from dealers at a discount from the principal amount financed by consumers which is non-refundable to dealers. The non-refundable contract acquisition discount represents both a credit allowance and a yield enhancement. The portfolio of owned and sold installment contracts is grouped into pools on a chronological basis (quarterly beginning in 1995) for purposes of evaluating the non-refundable contract acquisition discount. The portion of the non-refundable contract acquisition discount necessary to absorb estimated credit losses for each pool is allocated to the allowance for credit losses. The remaining portion of the non-refundable contract acquisition discount, if any, is allocated to the unamortized contract acquisition discount and is accreted into finance charge income over the life of the installment contracts using the sum-of-the-months'-digits method which approximates the interest method. The adequacy of the allowance for credit losses is evaluated by management on an ongoing basis through historical credit loss experience, delinquencies, the value of the underlying collateral, the level of the finance contract portfolio and general economic conditions and trends. The Company has found that borrowers under its installment contracts are payment sensitive rather than interest rate sensitive. Consequently, the Company does not consider interest rates a predominant risk characteristic for purposes of evaluating credit losses. The Total Portfolio is grouped into pools on a chronological basis (quarterly beginning in 1995) for purposes of evaluating trends and loss experience on a more detailed basis. If management determines that the allowance for credit losses is not adequate to provide for potential losses of an individual pool, amounts will be transferred, to the extent available, from the unamortized contract acquisition discounts for that pool to the allowance for credit losses. Any remaining shortfall in the allowance for credit losses would be provided through a charge against income.

     Based upon historical analysis and expected future trends, management changed the allocation of the non-refundable contract acquisition discount to the allowance for credit losses, such that all non-refundable contract acquisition discount was allocated entirely to the allowance for credit losses during 1995. Additionally, after reviewing the adequacy of the allowance for credit losses, the remaining balance of the unamortized contract acquisition discount was transferred to the allowance for credit losses on August 1, 1995. In the first quarter of 1996, the Company increased its allowance for credit losses by $400,000 through a charge against income based upon continued historical analysis, particularly evaluation of the earliest pools. Management will continue to monitor this allocation and may, if appropriate, in the future allocate portions of the non-refundable contract acquisition discount to unamortized contract acquisition discount.

     The following table summarizes certain information relating to the Company's allocation of the non-refundable contract acquisition discount and its allowance for credit losses and unamortized contract acquisition discount.

                                                                                      THREE MONTHS
                                                     YEARS ENDED DECEMBER 31,        ENDED MARCH 31,
                                                   -----------------------------    -----------------
                                                    1993       1994       1995       1995      1996
                                                   -------    -------    -------    ------    -------
                                                                 (DOLLARS IN THOUSANDS)
ALLOWANCE FOR CREDIT LOSSES:
  Allowance for credit losses, beginning of
     period......................................  $   596    $   522    $ 2,563    $2,563    $ 5,011
  Non-refundable contract acquisition discount
     obtained on contracts purchased and
     allocated to allowance for credit losses....    1,642      3,249      7,553     1,682      3,319
  Discount allocated to finance receivables
     sold........................................   (1,213)        --     (2,197)     (863)    (2,137)
  Installment contracts charged off, net of
     recoveries..................................     (503)    (1,208)    (3,009)     (598)    (1,154)
Provision for credit losses......................       --         --         --        --        400
Transferred from unamortized contract acquisition
  discount.......................................       --         --        101        --         --
                                                   --------   --------   --------   -------   --------
  Allowance for credit losses, end of period.....  $   522    $ 2,563    $ 5,011    $2,784    $ 5,439
                                                   ========   ========   ========   =======   ========
UNAMORTIZED CONTRACT ACQUISITION DISCOUNT:
  Unamortized contract acquisition discount,
     beginning of period.........................  $    49    $   117    $   229    $  229    $    --
  Non-refundable contract acquisition discount
     obtained on contracts purchased, to be
     accreted into finance charge income.........      162        322         --        --         --
  Accreted into finance charge income............      (94)      (210)      (128)      (62)        --
Transferred to allowance for credit losses.......       --         --       (101)       --         --
                                                   --------   --------   --------   -------   --------
  Unamortized contract acquisition discount, end
     of period...................................  $   117    $   229    $    --    $  167    $    --
                                                   ========   ========   ========   =======   ========

     Under the Company's credit policy, the Company suspends the accrual of finance charge income with respect to an installment contract that is 90 days past due. An account is charged off against the allowance for credit losses at the earliest of the time (i) the account's collateral is repossessed, (ii) the account is 120 days or more past due or (iii) the account is otherwise deemed to be uncollectable.

     The following table summarizes data relating to the Company's charge-off experience and allowance for credit losses.

                                                                                   THREE MONTHS ENDED
                                                    YEARS ENDED DECEMBER 31,           MARCH 31,
                                                  -----------------------------    ------------------
                                                   1993       1994       1995       1995       1996
                                                  -------    -------    -------    -------    -------
                                                                (DOLLARS IN THOUSANDS)
TOTAL PORTFOLIO:
  Average Total Portfolio......................   $12,204    $28,553    $59,374    $44,041    $89,235
  Net charge-offs(1)...........................       503      1,697      3,834        674      1,597
  Net charge-offs as a percentage of average
     Total Portfolio...........................       4.1%       5.9%       6.5%       6.1%       7.2%
OWNED PORTFOLIO:
  Average Owned Portfolio......................   $11,560    $19,997    $40,153    $34,700    $57,323
  Net charge-offs(1)...........................       503      1,208      3,009        598      1,154
  Net charge-offs as a percentage of average
     Owned Portfolio...........................       4.4%       6.0%       7.5%       6.9%       8.1%
ALLOWANCE FOR CREDIT LOSSES:
  Owned Portfolio..............................   $ 7,612    $33,779    $59,495    $33,959    $60,573
  Allowance for credit losses..................       522      2,563      5,011      2,784      5,439
  Allowance for credit losses as a percentage
     of Owned Portfolio........................       6.9%       7.6%       8.4%       8.2%       9.0%

- -------------------------
(1) The Company's experience to date is that only nominal amounts are collected on charged-off accounts.

DELINQUENCY EXPERIENCE

     A payment is considered past due if the customer fails to make any full payment on or before the due date as specified by the terms of the installment contract. The Company typically contacts delinquent customers within one to two days after the due date.

     The following table summarizes the Company's delinquency experience for accounts with payments 60 days or more past due on a dollar basis for the Total Portfolio and Owned Portfolio. The delinquency experience data exclude automobiles which have been repossessed.


                                                   AS OF DECEMBER 31,            AS OF MARCH 31,
                                             ------------------------------    -------------------
                                              1993       1994        1995       1995        1996
                                             -------    -------    --------    -------    --------
                                                            (DOLLARS IN THOUSANDS)
TOTAL PORTFOLIO:
  Installment contracts, gross.............  $26,275    $52,262    $105,881    $64,697    $136,063
  Past due contracts, gross:
     60 to 89 days.........................       47        159         726        344         597
     90 days or more.......................       14         57         454         29         564
                                             -------    -------    --------    -------    --------
     Total 60 days or more.................  $    61    $   216    $  1,180    $   373    $  1,161
                                             =======    =======    ========    =======    ========
  Contracts with payments 60 days or more
     past due as a percentage of total
     installment contracts, gross..........     0.23%      0.41%       1.11%      0.58%       0.85%
                                             =======    =======    ========    =======    ========
OWNED PORTFOLIO:
  Installment contracts, gross.............  $10,308    $45,206    $ 79,422    $45,085    $ 82,464
  Past due contracts, gross:
     60 to 89 days.........................       61        105         509        310         396
     90 days or more.......................       --         57         317         29         388
                                             -------    -------    --------    -------    --------
     Total 60 days or more.................  $    61    $   162    $    826    $   339    $    784
                                             =======    =======    ========    =======    ========
  Contracts with payments 60 days or more
     past due as a percentage of total
     installment contracts, gross..........     0.58%      0.36%       1.04%      0.75%       0.95%
                                             =======    =======    ========    =======    ========


REPOSSESSED COLLATERAL

     The Company commences repossession procedures against the underlying collateral when it determines that collection efforts are likely to be unsuccessful. Repossession generally occurs after a customer has missed two consecutive monthly payments. In such cases, the net amount due under the installment contract is reduced to the estimated fair value of the collateral, less estimated costs of disposition, through a charge to the allowance for credit losses. Repossessed collateral is valued at the lower of cost or market, which on average was approximately 55% of the net balance of the contract at the time of repossession for repossessions made through December 31, 1995. Repossessed inventory was valued at $45,000, $222,000 and $543,000 at December 31, 1993, 1994 and 1995, respectively. At March 31, 1996, repossessed inventory was valued at 60% of the net balance of the installment contract at the time of repossession. Repossessed inventory was valued at $217,000 and $703,000 at March 31, 1995 and 1996, respectively.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has funded its operations, branch office openings and the growth of the Total Portfolio through six principal sources of funds: (i) payments received under installment contracts, (ii) borrowings under the Credit Facility, (iii) proceeds from the issuance of subordinated notes, (iv) proceeds from the sale of installment contracts, (v) proceeds from an asset securitization transaction and (vi) proceeds from the liquidation of timeshare receivables.

     Net cash flows provided by operating activities were $1.3 million, $1.1 million, $3.9 million and $881,000 in 1993, 1994, 1995 and the three months ended March 31, 1996, respectively.

     The Company's cash flows used in investing activities since inception have been used primarily for the purchase of installment contracts. Cash used for the purchase of installment contracts was $19.2 million, $35.1 million, $70.2 million and $32.4 million for 1993, 1994, 1995 and the three months ended March 31, 1996, respectively. Capital expenditures were $185,000, $543,000, $521,000 and $186,000 for 1993, 1994 and

1995 and the three months ended March 31, 1996, respectively. Cash used in investing activities was offset by (i) the collection of principal on installment contracts of $7.1 million, $11.4 million, $22.0 million and $8.5 million in 1993, 1994, 1995 and the three months ended March 31, 1996, respectively; (ii) net proceeds of $10.9 million, $24.8 million and $22.9 million from the sales of installment contracts in 1993, 1995 and the three months ended March 31, 1996, respectively; and (iii) proceeds from the liquidation of timeshare receivables of $8.6 million, $4.1 million and $266,000 in 1993, 1994 and 1995, respectively.

     Cash was provided by financing activities primarily through net borrowings under the Credit Facility. Net borrowings (net payments) under the Credit Facility were ($1.2 million), $19.7 million, $17.6 million and ($233,000) in 1993, 1994, 1995 and the three months ended March 31, 1996, respectively. In addition, cash was provided in 1995 through borrowings on a subordinated basis in the amount of $4.5 million. Cash provided by financing activities in 1993 was offset by net payments under the Credit Facility as well as net payments on subordinated debt of $6.8 million. Also offsetting cash provided from financing activities were dividends paid of $393,000, $474,000 and $1.5 million in 1993, 1994 and 1995, respectively.

     As of the date hereof, the Company had a $62.0 million Credit Facility with a group of six banks, for which LaSalle acts as agent, and which expires June 1, 1997. The Credit Facility is collateralized by a lien on all the Company's assets. Interest is payable at the agent bank's reference rate plus 1.0% (9.25% at March 31, 1996). Borrowings outstanding under the Credit Facility were $43.0 million at March 31, 1996. The Credit Facility requires the Company to maintain minimum capital funds (as defined) of $6.0 million. The Credit Facility also requires that total loss reserves be maintained at not less than 8% of net installment contracts receivable and no more than 3% of net installment contracts receivable may be more than 60 days past due. The Credit Facility also requires that earnings before interest and taxes to cash interest expense may not be less than 125% and the ratio of unsubordinated debt to tangible net worth plus subordinated debt cannot exceed 5 to 1. At March 31, 1996, the Company was in compliance with all of these covenants. After giving effect to proceeds from the Offering, the Company believes these covenants will not materially limit its business or its expansion strategy.

     The Company issued a senior and a junior subordinated note in 1990. Each note had a face value of $5.0 million, carried an interest rate of 6% and was unsecured. The senior subordinated note was paid off in 1993. Under the terms of the junior subordinated note, interest on the note was added to the principal amount of the note. In addition, the Company granted warrants to the junior subordinated note holder allowing for the purchase of 51% of the Common Stock of the Company. In 1993, the Company entered into an agreement to prepay the junior subordinated note. Under the terms of the agreement, the Company paid $2.1 million in December 1993, comprised of $1.0 million in principal and $1.1 million in interest, and the junior subordinated note holder surrendered 20% of its warrants. In addition, pursuant to the agreement the Company paid interest on the note in 1994. In December 1994, the Company paid the remaining principal balance of $4.0 million on the note and the remaining warrants were surrendered to the Company.

     In December 1994, in order to refinance the junior subordinated note, the Company issued a subordinated note in the amount of $4.0 million to Michael P. Harrington, its Chairman, President and Chief Executive Officer. Under the terms of such note, interest is payable at the end of each quarter at a fixed rate of 13.5% and is due on September 30, 1996. The proceeds were used to retire the remaining principal balance on the junior subordinated note. Simultaneously, Mr. Harrington issued a $4.0 million note to LaSalle secured by capital stock in the Company owned by Mr. Harrington. Under the terms of the note issued to LaSalle, interest is payable at the end of each quarter at a fixed rate of 13.5% and is due on September 30, 1996. In connection with this note issuance, the Company issued to LaSalle a detachable warrant to purchase 193,320 shares of Common Stock. Prior to the closing of the Offering, LaSalle will transfer its warrant to an affiliate, LaSalle National Corp. ("LaSalle National"). The warrant may be exercised in whole or in part to purchase Common Stock at a price of $1.13 per share and expires on September 1, 1999, or earlier as defined in the warrant. The warrant contains a put option such that after the payment of the secured note but before the occurrence of an initial public offering of the Company's Common Stock, the holder may require the Company to purchase the warrant. Additionally, the warrant contains a call option such that, after September 1, 1997 but before the expiration date or the occurrence of an initial public offering of the Company's Common Stock, the Company may require the holder to sell the warrant to the Company.

     On September 21, 1995, the Company issued a subordinated note in the amount of $4.5 million to Banc One Capital Partners V, Ltd. ("Banc One"). Under the terms of the agreement, interest is payable monthly at a fixed rate of 13%. The note is due on August 31, 1998. In connection with the issuance of the Banc One note, a detachable warrant to purchase 193,320 shares of Common Stock was issued to Banc One. The warrant may be exercised in whole or in part to purchase Common Stock at a price of $1.56 per share and the warrant expires on September 1, 2000, or earlier as defined in the warrant. The warrant contains a put option such that after the earlier of August 31, 1998 or the payment of the subordinated debt, but before the occurrence of an initial public offering of the Company's Common Stock, Banc One may require the Company to purchase the warrant. Additionally, the warrant contains a call option such that after September 1, 1998 but before the expiration date or the occurrence of an initial public offering of the Company's Common Stock, the Company may require Banc One to sell the warrant to the Company.

     LaSalle National and Banc One are exercising their warrants in connection with the Offering and are selling the shares of Common Stock acquired thereby in the Offering. See "Principal and Selling Stockholders."

     The Company sold a total of $65.0 million of installment contracts -- $12.1 million in 1993, $27.5 million in 1995 and $25.4 million for the three months ended March 31, 1996 under various asset purchase agreements and servicing agreements. Pursuant to these servicing agreements, the Company retains the servicing rights on the installment contracts sold and receives servicing fees. At March 31, 1996, the outstanding balance of installment contracts sold and serviced by the Company was $40.9 million, and such installment contracts were sold to yield the purchasers, including GECC, a range of 8.9% to 11.0% per annum. See Notes to Financial Statements. Under an agreement with GECC, the Company may sell up to $40.0 million of principal amount of outstanding installment contracts to GECC prior to December 31, 1996, of which a balance of $38.0 million was outstanding as of March 31, 1996.

     In order to meet its 1997 funding needs, the Company will require additional financing to supplement its expected cash flows from operations, the anticipated borrowings under its Credit Facility and the net proceeds from the Offering. The Company has entered into a letter of intent with a placement agent for the issuance of up to $200 million of securitized notes through a wholly-owned subsidiary. Initially, on June 18, 1996, a wholly-owned subsidiary of the Company sold approximately $45.1 million of 6.84% fixed rate Securitized Notes in an asset securitization transaction (the "Securitization"). The Securitized Notes were secured by installment contracts and the payments under the Securitized Notes are guaranteed pursuant to a financial guaranty insurance policy issued by Financial Security Assurance Inc. The net proceeds of the Securitization to the Company were used primarily to reduce the outstanding balance under the Credit Facility. The debt incurred in the Securitization is reflected on the balance sheet of the Company and did not result in a gain on sale. The Company has not entered into any agreements with the purchasers of the Securitized Notes in excess of the $45.1 million of the Securitized Notes sold and there can be no assurance that any such additional sales will occur. The Company presently intends to finance additional 1997 funding needs through the sale of installment contracts and securitization transactions.

IMPACT OF INFLATION

     Although the Company does not believe that inflation directly has a material adverse effect on its financial condition or results of operations, increases in the inflation rate generally are associated with increased interest rates. Because the Company borrows funds on a floating rate basis and purchases installment contracts bearing fixed rates, increased costs of borrowed funds could have a material adverse impact on the Company's profitability. Inflation also can affect the Company's operating expenses.

IMPACT OF NEW ACCOUNTING STANDARDS

     The Company believes that the provisions of certain Statements of Financial Accounting Standards ("SFAS") which have not been implemented by the Company either do not apply to the Company or would not affect the Company's financial position, results of operations, or disclosures relating thereto. These statements include SFAS 106 "Employers' Accounting for Postretirement Benefits Other than Pensions," SFAS 121 "Accounting for the Impairment of Long-Lived Assets to be Disposed of," and SFAS 122 "Accounting for Mortgage Servicing Rights."

     The Company intends to continue to apply the provisions of Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" in accounting for stock-based compensation. The Company will provide pro forma net income and net income per share disclosures as if the fair value based accounting method in Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" had been used to account for stock-based compensation.

                                    BUSINESS

GENERAL

     The Company is a specialty finance company primarily engaged in purchasing and servicing installment contracts originated by dealers for financing the sale of automobiles. The Company purchases installment contracts which provide financing for non-prime consumers. The Company also offers, as agent, ancillary products in conjunction with the installment contracts the Company purchases. The Company commenced operations in 1990 and began purchasing installment contracts in May 1992 through three branch offices. As of March 31, 1996, the Company operated 28 branch offices in eight southeastern states and currently plans to open at least five additional branch offices by the end of 1996.

THE INDUSTRY

     The automobile finance industry is the second largest consumer finance market in the United States, estimated by the Federal Reserve Board to have been a $354 billion market in terms of outstanding automobile installment credit at the end of 1995. Generally, the industry classifies prime and non-prime consumers based on the creditworthiness of the consumer. The Company does not further categorize its consumers within the classification of non-prime. Every non-prime consumer is evaluated by the branch manager and branch personnel in accordance with the Company's uniform credit guidelines and procedures which are specifically designed to support its evaluation of non-prime consumers.

     The Company believes that the non-prime portion of the automobile finance market ranges from $30 billion to $50 billion or more and is highly fragmented. Many large financial service entities, such as commercial banks, savings and loans, credit unions and captive finance companies do not consistently provide financing to the non-prime market. The Company believes that some of the factors contributing to the limited activities of traditional lenders in the non-prime segment of the market are (i) the higher risk of the obligors and the installment contracts, (ii) the lack of effective experience in servicing non-prime consumers, and (iii) the regulatory oversight and capital requirements imposed by governmental agencies on traditional lenders which limit their ability to extend credit to such non-prime consumers. In many cases, those organizations electing to remain in the automobile finance business have migrated toward higher credit quality customers in order to reduce collection and processing costs and to maintain higher levels of credit quality. Many of the largest providers of financing to the non-prime automobile finance market are the publicly-traded specialty automobile finance companies. The Company estimates that these companies collectively have less than a 15% market share. The remainder is primarily comprised of privately held finance companies and dealers who provide financing programs directly to the consumer.

     The Company believes that several demographic and economic trends favor increased growth in the non-prime segment of the automobile finance industry. Currently, the average American family must spend a significantly higher percentage of its income to purchase a new or used automobile than it did several years ago. According to industry data, the average price of a new automobile in 1994 represented approximately 51% of the U.S. median family income for that year, an increase from approximately 44% in 1986. The Company believes this increase, combined with increases in the average useful life of automobiles and the number of late-model used automobiles available for sale (including rental cars and cars that were formerly leased) will continue to expand the used automobile market.

BUSINESS STRATEGY

     The Company's strategy is to grow its Total Portfolio by increasing its penetration of existing markets and by expanding into new market areas. The principal components of the Company's strategy include:

     - Decentralized Structure. The Company operates with a decentralized branch office network that provides branch managers with a significant degree of autonomy and accountability. Within guidelines set by the Company, branch managers are responsible for the development of dealer relationships, underwriting of installment contract purchases, servicing and collection of accounts and implementation of repossession procedures. Performance goals are established for each branch office, and the branch manager's incentive compensation is tied to the performance results of the branch office. Management believes that its decentralized operational structure enhances dealer service, results in better portfolio quality through personal knowledge of local market conditions and improves collection rates by requiring collection activity to be handled through direct local contact with consumers. Decentralization enhances dealer service by allowing branch managers to frequently meet one-on-one with local dealers, quickly respond to contract applications and respond to changes in competitive conditions. The decentralized structure also enables branch managers to interact personally with consumers during the origination and servicing of installment contracts. Decentralization requires more effective management information systems, internal audit procedures and credit guidelines to maintain control over the Company's business.

     - Experienced Management Personnel. The Company's growth and profitability have been largely the result of the services of its management at the executive, supervisory and branch levels. The executive officers of the Company have an average of over 33 years of experience in the financial services industry. The Company's regional supervisors and branch managers have an average of 35 years and 24 years of experience, respectively, in the consumer and automobile finance industries. The Company believes that hiring and retaining experienced management personnel, particularly at the branch and supervisory levels, is essential for the Company to accomplish its growth objectives. The Company believes it attracts and retains experienced management personnel by providing competitive compensation, significant autonomy in the Company's decentralized operational structure and equity participation.

     - Focus on Smaller Markets. The Company generally targets smaller markets with populations of less than 150,000. The Company believes that these markets tend to be less competitive than larger markets and that dealers in such markets are more relationship oriented than in larger markets. Management believes the Company gains a competitive advantage by opening branch offices headed by experienced branch managers who typically have established relationships with local dealers and extensive knowledge of the market. The Company considers the availability of experienced branch managers with knowledge of the local market to be the most important factor in selecting additional branch office locations. Other factors considered in the selection of additional branch office locations include competition, demographics and the regulatory climate. The Company had 28 branch offices in eight southeastern states as of March 31, 1996. The Company opened eight new branch offices in 1995 and plans to open at least five additional branch offices by the end of 1996, some of which may be in new states.

     - Service to Dealers. The Company helps to expand its dealers' customer bases by providing financing to consumers who otherwise might not be able to obtain credit. The Company further assists dealers by promptly responding to credit applications, by providing a consistent source of financing and by typically paying dealers within 24 hours after receiving all required documentation. As of March 31, 1996, the Company purchased installment contracts from a total of 834 dealers in eight southeastern states and had active relationships with 385 of such dealers. The Company defines an active relationship with a dealer as one in which the Company purchases at least five contracts per twelve month period from such dealer. As of March 31, 1996, no single dealer accounted for more than 3.1% of the Total Portfolio.

     - Management Information System. The Company utilizes an on-line, real-time data processing system of a third party vendor to process its installment contract transactions, to assist in compliance with its credit policies and certain applicable laws and regulations and to monitor its decentralized branch office network. This system has been customized to meet the Company's processing, compliance and reporting requirements. The executive, operations and branch offices have immediate access to data from the management information system. Management believes that the Company's information system will permit sustained growth in the Total Portfolio.

BRANCH OFFICES

     While the Company generally targets smaller markets with populations of less than 150,000, the Company has opened and may continue to open branch offices in larger communities. As of March 31, 1996, the Company had 28 branch offices in eight southeastern states. Eight new branch offices were opened in 1995 and the Company plans to open at least five additional branch offices by the end of 1996. The Company has never closed a branch office.

     The following table summarizes certain information regarding the Company's branch offices.

                                                                                 THREE MONTHS ENDED
                                               YEARS ENDED DECEMBER 31,              MARCH 31,
                                             -----------------------------      --------------------
                                              1993       1994       1995         1995         1996
                                             -------    -------    -------      -------      -------
Number of New Branch Offices..............         4          9          8            2            3
Total Number of Branch Offices............         8         17         25           19           28
Number of Contracts Purchased.............     2,685      4,935     10,021        2,152        4,390
Dollar Amount of Contracts Purchased (in
  thousands)..............................   $19,248    $35,137    $70,184      $14,341      $32,433

     The actual selection of a new branch office location is generally based on the availability of an experienced branch manager with industry and market knowledge in the selected community, competition, certain demographic factors and the regulatory climate. The Company expects to attract additional qualified managers to staff new branch offices and has recently established a training program to provide an expanding pool of qualified branch managers.

     Branch managers operate their branch offices with a significant degree of autonomy and accountability. Operating within the guidelines set by the Company, branch managers are responsible for the development of new dealer relationships, underwriting of automobile installment contract purchases, servicing and collection of accounts and implementation of repossession procedures. Decentralization allows branch managers to frequently meet one-on-one with local dealers, quickly respond to contract applications and respond to changes in competitive conditions. This decentralized structure also enables branch managers to interact personally with the consumers during the origination and servicing of installment contracts.

     After several months of orientation, a branch manager typically opens a new branch office with two or three employees. Staff is expanded as growth warrants. The Company's initial capital expenditure for a new branch office is approximately $15,000, which includes computer equipment, furniture and signs. Based on previous experience, the Company's branch offices are expected to be profitable within nine to 12 months of commencing operations. During the startup period, all costs, net of revenue, are treated as current period operating expenses. The Company leases all of its branch offices with average monthly rent of approximately $1,000 per branch office.

MONITORING OF BRANCH OFFICES

     The Company monitors the performance of each of its branch offices through daily and monthly review of operating and financial reports from its management information system, quarterly site reviews of branch offices by the Company's two regional supervisors and operational reviews of branch offices by its internal auditor.

     The Company's management information system enables the executive officers and regional supervisors to immediately access branch and portfolio information. Some of the more important reports received by management from its information system include: (i) delinquency reports, (ii) charge-off reports, (iii) inventory repossession reports, (iv) cash reports, (v) trial balances, (vi) branch income statements and (vii) volume reports. The Company also uses its management information system to transfer deposits from its local branch bank accounts to its central bank utilizing the Automated Clearing House. Branch disbursement checks are drawn on a central bank account which provides additional controls.

DEALER RELATIONSHIPS

     Generally, for each dealer, branch managers evaluate (i) the level and quality of the dealer's inventory, (ii) the length of time the dealer has been in business, (iii) historical financial information to determine financial viability and (iv) the dealer's reputation in the community. Branch managers review, on an ongoing basis through the Company's management information system, the loss experience on the installment contracts purchased from each dealer.

     Generally, the Company enters into a non-exclusive written dealer agreement (a "Dealer Agreement") with each dealer from which the Company purchases installment contracts on a continuing basis. The Dealer Agreement does not obligate the Company to purchase installment contracts from the dealer or the dealer to offer any installment contracts for sale to the Company. Dealer Agreements generally provide representations and warranties relating to such matters as to whether (i) the financed automobile is free of all liens, claims and encumbrances except the Company's lien, (ii) the down payment specified in the installment contract has been paid in full and no part of the down payment was loaned to the consumer by the dealer and (iii) the dealer has complied with applicable law. Dealer Agreements generally also provide that the dealer shall indemnify the Company against any damages or liabilities, including reasonable attorneys' fees and including in certain instances repurchases of the installment contract on demand, arising out of (i) any breach of a representation or warranty of the dealer set forth in the Dealer Agreement or
(ii) any claim or defense that a consumer may have against a dealer relating to an installment contract.

     The Company believes it has strong relationships with dealers and that such relationships will continue. The Company is not affiliated with any dealers, nor is there common ownership with any dealer. The Company's relationships with dealers are not regulated at the federal or state level.

CREDIT UNDERWRITING PROCEDURES

     If a non-prime consumer elects to finance the purchase of an automobile through a dealer, the dealer may submit the consumer's credit application to the Company for review of the consumer's creditworthiness and the proposed transaction terms. The branch manager reviews the transaction in accordance with the Company's credit guidelines and procedures, which generally take into account, among other things, the individual's stability of residence, employment history, credit history, ability to pay and ratio of debt service payments to income, the down payment, as well as the value of the collateral. In addition, the branch manager evaluates a credit bureau report in order to determine if (i) the individual's credit quality is deteriorating, (ii) the individual's credit history suggests a high probability of default or (iii) the individual's credit experience is too limited for the Company to assess the probability of performance. The branch personnel may also require verification of certain applicant or dealer provided information prior to making the credit decision. Such verification is performed solely by Company branch personnel and typically includes (i) submission of supporting documentation, such as a paycheck stub or other substantiation of income, (ii) evidence of residency and (iii) proof of physical damage insurance. Within the parameters set by the Company's credit guidelines and procedures, the branch manager is permitted to supplement the data received with subjective judgment and knowledge of local conditions. By using a wide variety of criteria and the knowledge and experience of the local branch manager, the Company attempts to reduce its default rate and thus limit its losses.

     After reviewing the credit application and the terms of the sale, the branch office notifies the dealer whether the Company would be willing to purchase the installment contract upon sale of the automobile to the applicant. The Company typically responds to submitted dealer applications on the date received, and in many cases within two to three hours. For the year ended December 31, 1995, the Company approved approximately 34% of all submitted credit applications and approximately 55% of the installment contracts related to approved credit applications were purchased by the Company. The difference between the number of applications approved and the number of installment contracts purchased is primarily due to dealers submitting credit applications to more than one finance company. In cases where the Company is unwilling to purchase an installment contract from a dealer under the proposed terms but believes the applicant has the capacity to meet other repayment obligations, the branch office will work with the dealer to restructure the terms of the financing or suggest the sale of an alternative automobile with a price more suited to the applicant's financial means.

CONTRACT PURCHASE

     When the branch manager approves the purchase of an installment contract, the branch office notifies the dealer by facsimile. Such notice confirms all pertinent information relating to the terms of the approval, including the finance charge, the term, information about the automobile to be sold, a list of ancillary products purchased by the consumer and the amount of non-refundable contract acquisition discount that the Company will deduct from the initial principal balance of the installment contract. Since inception of the Company's automobile finance activities, the nonrefundable contract acquisition discount charged by the Company has averaged approximately 10% of the initial principal balance of the installment contracts. Generally, the amount paid in cash to dealers for installment contracts ranges between 80% to 110% of the wholesale value of the automobile, with an average of approximately 100%. The consumer is typically required to make a down payment of at least 10% of the purchase price.

     After the dealer delivers all required documentation to the Company, the Company remits funds to the dealer, generally within 24 hours. In most cases, the consumer is contacted directly to verify the terms of the transaction. Upon purchase of the installment contract, the Company acquires a perfected security interest in the financed automobile. Each installment contract requires that the automobile be properly insured against physical damage and that the Company be named as a loss payee on the insurance policy. Compliance with these requirements is verified prior to the remittance of funds to the dealer.

     The following table summarizes the Company's installment contract volume by state since 1993.

                                                                                      THREE MONTHS
                                                                                         ENDED
                                                    YEARS ENDED DECEMBER 31,           MARCH 31,
                                                   ---------------------------      ----------------
                     STATE                         1993       1994       1995       1995       1996
- ------------------------------------------------   -----      -----      -----      -----      -----
Florida.........................................    46.7%      42.4%      24.8%      25.3%      24.0%
Alabama.........................................    32.5       30.4       25.2       30.3       19.2
Mississippi.....................................      --        2.9       14.0        9.7       18.0
Tennessee.......................................      --       10.3       14.9       12.0       17.2
South Carolina..................................     7.2        6.9        8.8        8.5       12.2
North Carolina..................................      --        0.9        8.5       10.4        4.7
Georgia.........................................    13.6        6.2        3.8        3.8        2.9
Virginia........................................      --         --         --         --        1.8
                                                   ------     ------     ------     ------     ------
     Total......................................   100.0%     100.0%     100.0%     100.0%     100.0%
                                                   ======     ======     ======     ======     ======

INSTALLMENT CONTRACT TERMS

     The Company purchases precomputed, fixed rate, fully secured, retail installment contracts on a non-recourse basis. The installment contracts are purchased from dealers for the principal balance less the non-refundable contract acquisition discount. The non-refundable contract acquisition discount is determined based on, among other factors, the competitive condition of the market, the age and value of the automobile and the creditworthiness of the consumer.

     In 1993, 1994, 1995 and the three months ended March 31, 1996, the Company purchased 2,685, 4,935, 10,021 and 4,390 installment contracts, respectively, representing aggregate principal balances of $19.2 million, $35.1 million, $70.2 million and $32.4 million, respectively. Installment contracts purchased in the three months ended March 31, 1996 had an average initial principal balance of approximately $7,400, a weighted average contractual APR of approximately 26.1%, a weighted average non-refundable contract acquisition discount of approximately 10.8% and a weighted average initial contract term of approximately 37 months.

INSTALLMENT CONTRACT SERVICING

     The Company's installment contract servicing activities are specifically tailored for the higher risks associated with non-prime consumers. Each branch office collects and posts all payments received, responds to consumer inquiries, takes all necessary action to maintain the security interest granted in the financed automobiles, investigates delinquencies, communicates with the consumer to obtain timely payments and, when necessary, contracts with third parties to recover and sell the financed automobile.

     The Company has established a process through which it attempts to educate consumers, both in writing and by telephone, upon the Company's purchase of their installment contracts. This process is designed to ensure that consumers clearly understand their obligations and includes a review of the terms of the installment contract with particular emphasis on the amount and due date of each payment obligation, the

Company's expectations as to the timely receipt of payments, maintenance of insurance coverage and the Company's delinquency and repossession policies. The branch offices send their respective customers a payment coupon book prior to the first payment due date.

     Branch office personnel typically contact delinquent consumers within one to two days after such consumer's due date and collection efforts continue until payment has been received. The Company believes that early and frequent contact with the consumer reinforces the consumer's recognition of his or her contractual obligation and the Company's expectation of timely payment. If early collection efforts are not successful, branch office personnel design a collection strategy that includes a specific deadline by which each delinquent obligation should be collected. Accounts that have not been collected by such deadline are again reviewed and unless there are specific circumstances which warrant further collection efforts, such accounts are assigned to an outside recovery agency for repossession. Only branch managers can authorize repossession of an automobile. Repossessed automobiles are generally resold through wholesale auctions. The elapsed time between repossession and resale is generally 15 to 45 days, including passage of the period during which the law of the applicable jurisdiction permits the consumer to redeem the automobile.

     The Company provides its branch managers with flexibility in working with consumers in the collection of payments. Specifically, if a consumer is unable to make a scheduled payment the branch manager can grant a payment deferment. The consumer must pay a fee and must sign a deferment agreement as acceptance of the contract modification. The scheduled payment is then deferred for the period of time agreed upon between the branch manager and the consumer but will not exceed 30 days. Generally, no more than two deferments may be granted in any 12 month period. The branch manager and consumer may also change the day of the month that each contractual payment is due. Each contract can have the due date changed only once and the change cannot be greater than 30 days from the original due date.

ANCILLARY PRODUCTS

     The Company offers to consumers, as agent for unaffiliated providers, optional credit life and accident and health insurance, extended warranty coverage and motor club memberships solely in connection with its purchase of consumer installment contracts. The consumers are obligated to secure physical damage insurance from any acceptable source. If a consumer fails to maintain physical damage insurance, under the terms of the installment contract the Company is permitted to and does force place such insurance with the insurer that it represents. The Company receives commissions on its sales of all such ancillary products.

MANAGEMENT INFORMATION SYSTEMS

     Management believes that operational information available on a continuous basis at all levels of management is a key factor in managing the growth and profitability of a decentralized company in a highly competitive market. The Company has contracted with a third party, Florida Informanagement Services, Inc. ("FIS"), to provide daily processing of the Company's installment contract receivables and all other management reporting and information needs through December 5, 1999. FIS is required to maintain the data network, provide customized programming services and provide data backup, recovery and disaster recovery for the Company's records. The system has been customized by FIS to process the Company's installment contract transactions, to assist in compliance with its credit policies and certain applicable laws and regulations and to monitor its decentralized branch office network. The management information system provides on-line, real-time data processing that uses personal computers as terminals with automatic download functions and customized report writer capability at each branch office location.

     All of the Company's offices are connected to the FIS main computer center in Orlando, Florida. The system provides all of the data processing with respect to the Company's installment contract transactions, including application processing, retrieval of credit bureau reports, purchases of installment contracts, payments to dealers, customer payment posting, credit and collection monitoring activity and recording and posting of all general ledger information. The system requires each branch office to balance all daily transactions before closing out for the day. In addition, each branch office and the Company's operations headquarters and executive office have selective access to retrieve data from the system.

     The Company's management information system is programmed with Company guidelines and legal parameters that limit the acceptance of installment contracts outside such guidelines and parameters. When certain installment contract information that does not meet these guidelines is entered into the system, it will be rejected and only accepted after it is corrected. In addition, all branch office entries are automatically sorted and classified into the general ledger system. As a result, the Company is able to compile financial statements promptly at month-end. The system produces monthly reports related to selected operational functions and administrative activity as well as maintains a cash management system to control cash on a daily basis.

     The Company believes that the system has the capacity to support sustained growth in the Total Portfolio.

COMPETITION

     The automobile finance business is highly fragmented and competitive. The Company believes that there are numerous competitors providing, or capable of providing, financing through dealers to non-prime consumers of automobiles and that many companies have entered the market for non-prime consumers during the last several years. The Company does not believe that it currently competes, in any significant manner, with commercial banks, savings and loans, credit unions, financing arms of automobile manufacturers such as General Motors Acceptance Corporation, Ford Motor Credit Corporation and Chrysler Credit Corporation, and other consumer lenders that apply more traditional lending criteria to the credit approval process. Traditional lenders such as banks and credit unions generally lend to "prime" consumers. These consumers generally borrow at lower finance rates, purchase newer model automobiles and have a lower default rate than non-prime customers. Many of the largest providers of financing to the non-prime automobile finance market are publicly-traded specialty automobile finance companies. The Company estimates that these companies collectively have less than a 15% market share. The remainder of providers is primarily comprised of privately held finance companies and dealers who provide financing programs directly to the consumer. The Company believes that it competes principally on the basis of the service provided and terms offered to participating dealers.

     Most non-prime lenders require an acquisition discount for each installment contract purchased. The Company's non-refundable acquisition discounts are based on the value and condition of the automobile, the relationship between the amount financed and the automobile's value and the consumer's creditworthiness which includes length of employment, net income, stability of residency, indebtedness and payment history. During the three months ended March 31, 1996, the average non-refundable acquisition discount charged by the Company was 10.8%.

REGULATION

     The Company's business is subject to regulation and licensing under various federal, state and local statutes and regulations. As of March 31, 1996, the Company's business operations were conducted with dealers located in eight states, and, accordingly, the laws and regulations of such states govern the Company's operations. Most states where the Company operates (i) limit finance charges, fees and other charges that may be imposed by, or prescribe certain other terms of, the installment contracts that the Company purchases, (ii) govern the sale and type of insurance products offered by the Company and the insurers for which it acts as agent, (iii) define the Company's rights to repossess and sell collateral and (iv) prohibit the practice of increasing the cash sale price for consumers who pay for automobiles on credit rather than in cash ("cash sale differential"). It is the Company's policy not to purchase installment contracts from dealers who charge a cash sale differential. In addition, the Company is required to be licensed or registered to conduct its finance operations in certain states in which the Company purchases installment contracts. As the Company expands its operations into other states, it will be required to comply with the laws of such states.

     Numerous federal and state consumer protection laws and regulations impose substantive disclosure requirements upon lenders and services involved in automobile financing. Some of the federal laws and regulations include the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Federal Trade Commission Act, the Fair Credit Reporting Act, the Fair Credit Billing Act, the Fair Debt Collection Practices Act, the Magnuson-Moss Warranty Act, the Federal Reserve Board's Regulations B and Z and the Soldiers' and Sailors' Civil Relief Act.

     The Company is subject to state regulations governing insurance agents in connection with its sales of credit and other insurance, which require that insurance agents (such as the Company's personnel) be licensed, govern the commissions that may be paid to agents in connection with the sale of credit insurance and limit the premium amount charged for insurance.

     In addition, the Federal Trade Commission ("FTC") has adopted a holder-in-due-course rule which has the effect of subjecting persons that finance consumer credit transactions (and certain related lenders and their assignees) to all claims and defenses which the consumer could assert against the seller of the goods and services. With respect to used automobiles specifically, the FTC's Rule on Sale of Used Automobiles requires that all sellers of used automobiles prepare, complete and display a Buyer's Guide which explains the warranty coverage for such automobiles. The Credit Practices Rules of the FTC impose additional restrictions on sales contract provisions and credit practices.

LEGAL PROCEEDINGS

     The Company is involved from time to time in ordinary routine litigation incidental to its business. The litigation is generally based upon claims that certain of the Company's business practices such as acquiring installment contracts at an acquisition discount, force placing insurance and offering other insurance products violate laws, including the Alabama Consumer Credit Act, the Alabama Deceptive Practices Act and the Federal Truth in Lending Act. Two of the suits pending against the Company as of the date of this Prospectus are purported class actions. One of the purported class actions was conditionally certified as a class action, but the other class action has not been so certified. The Company believes that the ultimate outcome of all pending litigation as of the date of this Prospectus will not have a material adverse effect on the Company, its profitability and its financial position. The Company intends to vigorously defend all such actions.

     Due to the consumer-oriented nature of the Company's industry and the application of certain laws and regulations, industry participants are regularly named as defendants in litigation alleging violations of federal and state laws and regulations and consumer law torts, including fraud. Many of these actions allege violations of consumer protection laws. Therefore, there can be no assurance that the Company will not be named as a defendant in future suits or that such suits will not have a material adverse effect on the Company, its profitability and its financial condition.

PROPERTIES

     The principal executive office of the Company is located in Evanston, Illinois in a leased office facility of approximately 2,600 square feet, and the lease for such office expires on October 31, 2000. The operations headquarters is located in Enterprise, Alabama in a leased office facility of approximately 7,200 square feet, and the lease for such office expires on June 30, 1999. As of March 31, 1996, the Company leased office space for 28 branch offices ranging from approximately 1,050 square feet to 2,600 square feet, and was obligated under leases expiring on dates ranging from June 1996 to March 2000.

EMPLOYEES

     As of March 31, 1996, the Company employed 161 persons, none of whom is covered by a collective bargaining agreement. The Company provides medical insurance and other benefits for eligible employees. The Company generally considers its relationships with its employees to be good.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     As of May 31, 1996, the directors and executive officers of the Company, their ages and their present positions with the Company are as follows:

               NAME                   AGE                 POSITION AND OFFICES HELD
- -----------------------------------   ----   ---------------------------------------------------
Michael P. Harrington..............     60   Chairman of the Board, President and Chief
                                             Executive Officer
Thomas G. Parker...................     56   President and Chief Operating Officer of First
                                             Enterprise Acceptance Company
Kenneth L. Stucky..................     58   Vice President and Chief Administrative Officer of
                                             First Enterprise Acceptance Company
Robert J. Harker...................     56   Director, Vice President and Controller
Paul A. Stinneford.................     64   Director, Vice President, Secretary and General
                                             Counsel
Jan W. Erfert......................     61   Vice President and Treasurer

     All directors hold office until the next annual meeting of stockholders of the Company, and until their successors have been elected and qualified. The Company's officers are elected annually by and serve at the discretion of the Board of Directors. There are no family relationships among directors or executive officers of the Company.

     Upon the consummation of the Offering, the Company anticipates naming Mr. Parker, Mr. Stucky and the following three additional persons, who are not affiliated with the Company, as directors: Louis J. Glunz, Ph.D., M. William Isbell and Joseph H. Stegmayer. Upon the consummation of the Offering, Mr. Harker will resign as a director of the Company.

     Michael P. Harrington has served as Chairman of the Board, President and Chief Executive Officer of the Company since the Company commenced operations in 1990. Prior to the formation of the Company, Mr. Harrington served as President and Treasurer of First Illinois Finance Company ("First Illinois"), the predecessor company of Mercury Finance Company ("Mercury") which is a publicly held company. He was a co-founder of First Illinois in 1983. Prior to the commencement of First Illinois, Mr. Harrington served as the interim Chief Executive Officer of General Finance Corporation ("General Finance") and had previously been Financial Vice President, Treasurer, and a Director of General Finance.

     Thomas G. Parker has served as President and Chief Operating Officer of First Enterprise Acceptance Company since 1992. In May 1996, Mr. Parker underwent successful heart by-pass surgery and is expected to return to full-time employment during August 1996. Prior to joining the Company, Mr. Parker was employed by Mercury from 1984 to 1992; his last position was as a District Director. Prior to joining Mercury, Mr. Parker was the Senior Vice President of Operations for Atlantic Discount Company, a company he had joined in 1974. From 1963 through 1974 Mr. Parker was employed at General Finance at which his last capacity was as a Director of Supervision.

     Kenneth L. Stucky has served as Vice President and Chief Administrative Officer of First Enterprise Acceptance Company since 1992. Prior to joining the Company, Mr. Stucky was a Financial Business Consultant. From 1981 through 1986 he was the Business Manager for a law firm in Jacksonville, FL. From 1975 through 1981 he served as Administrative Vice President for Atlantic Discount Company, a consumer finance company doing business in several southeastern states. Prior to joining Atlantic Discount Company, Mr. Stucky was employed at General Finance for 13 years in a number of administrative, planning and financial positions.

     Robert J. Harker has served as a Vice President and the Controller of the Company since the Company commenced operations in 1990. Mr. Harker has been a Director of the Company since 1994. Prior to the formation of the Company, Mr. Harker was Vice President and Controller of First Illinois, of which he was a co-founder in 1983. Prior to the commencement of First Illinois, Mr. Harker served for over 23 years in a number of accounting and finance capacities with General Finance.

     Paul A. Stinneford has served as a Director, Vice President, the Secretary and the General Counsel of the Company since the Company commenced operations in 1990. Prior to the formation of the Company, Mr. Stinneford was Vice President, Secretary and General Counsel of Spiegel, Inc. Prior to joining Spiegel, Inc. in 1972, Mr. Stinneford was employed as an attorney with Sears, Roebuck and Co. which he had joined in 1958.

     Jan W. Erfert has served as a Vice President and the Treasurer of the Company since 1994. Prior to joining the Company, Mr. Erfert served as Chief Information Officer for The American Hospital Association from 1989 to 1992 and was Vice President, Management Services for Allied Van Lines, Inc. from 1985 to 1989. His previous experience includes ten years with the American Medical Association as Vice President and Chief Financial Officer from 1975 to 1985. He was General Manager, Accounting Division at the U.S. Postal Service from 1973 to 1975 and had a three year association with the Aetna Finance Company subsidiary of ITT Corporation while serving on the ITT Headquarters Comptrollers Staff from 1965 to 1973. Mr. Erfert is a certified public accountant.

     Louis J. Glunz, Ph.D. has been President and Chairman of the Board of Regis Chemical Company and, subsequently, Regis Technologies, Inc., specialty chemical companies, since 1956. Dr. Glunz received his Bachelor of Science from Loyola University of Chicago and his Philosophiae Doctor from the University of Notre Dame. Dr. Glunz is 65 years old.

     M. William Isbell has been a private investor since 1981 and former Chairman of the Board, President and Chief Executive Officer of Ramada Inns, Inc. Mr. Isbell is 60 years old.

     Joseph H. Stegmayer has been the President and Chief Operating Officer of Clayton Homes, Inc. ("Clayton") since July 1993. Mr. Stegmayer has been a Director of Clayton since 1986. Prior to joining Clayton in 1993, Mr. Stegmayer was employed by Worthington Industries since 1973 and most recently served as Vice President, Chief Financial Officer and Treasurer. Mr. Stegmayer is a Director of the Cardinal Funds, a group of mutual investment funds. Mr. Stegmayer graduated from the University of Louisville and completed graduate study at Ohio State University. Mr. Stegmayer serves on the boards of The United Way of Knoxville, Tennessee, The Knoxville Zoo, the Knoxville Chamber of Commerce and the University of Tennessee Chancellors Associates. Mr. Stegmayer is 45 years old.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has established a Compensation Committee. The members of the Compensation Committee are Michael P. Harrington and Paul A. Stinneford. The Bylaws of the Company provide that the Board of Directors of the Company may designate one or more other committees which consist of two or more of the directors of the Company.

     After the consummation of the Offering and the election of Messrs. Glunz, Isbell and Stegmayer, the Company intends to reconstitute its Compensation Committee and to form an Audit Committee. Each of these committees is intended to be comprised of two of the directors who are not affiliated with the Company.

EXECUTIVE COMPENSATION

     The following table sets forth certain summary information for the years indicated concerning the compensation earned for the years shown by the Chief Executive Officer and the other four most highly compensated executive officers of the Company (based on combined salary and bonus for 1995) (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                         LONG-TERM
                                                                     ANNUAL             COMPENSATION
                                                                 COMPENSATION(1)        ------------
                                                               -------------------       SECURITIES
                                                               SALARY       BONUS        UNDERLYING
           NAME AND PRINCIPAL POSITIONS               YEAR        $           $          OPTIONS(#)
- ---------------------------------------------------   ----     -------     -------      ------------
Michael P. Harrington..............................   1995     150,000      47,476              --
  (Chairman, President and                            1994     115,000      40,000              --
  Chief Executive Officer)                            1993     110,000      25,000              --
Thomas G. Parker...................................   1995     145,000      47,476              --
  (President and Chief Operating Officer-             1994     135,000     103,000(2)       64,440
  the FEAC Division)                                  1993      75,120      37,500         206,208
Kenneth L. Stucky..................................   1995     135,000      33,738              --
  (Vice President and Chief Administrative Officer-   1994     125,000      81,412(2)           --
  the FEAC Division)                                  1993      64,466      30,000         103,104
Robert J. Harker...................................   1995      78,000      27,000              --
  (Vice President, Controller and                     1994      71,000      30,000(2)      103,104
  Chief Accounting Officer)                           1993      57,500      12,500              --
Paul A. Stinneford.................................   1995      83,000      27,000              --
  (Vice President and Secretary)                      1994      78,000      20,000              --
                                                      1993      73,000      12,500              --

- -------------------------
(1) Annual compensation does not include the cost to the Company of certain benefits. The aggregate amount of such benefits, as to each executive officer, did not exceed $25,000.

(2) The 1994 bonus amounts for Messrs. Parker, Stucky and Harker include $68,000, $56,412 and $10,000 respectively, to cover certain expenses incurred by these officers in connection with the exercise of certain stock options.

     The following table summarizes certain information with respect to stock options granted to certain of the Named Executive Officers as to the number of shares covered by both exercisable and unexercisable stock options and options exercised in 1995. Also reported are the values for the "in-the-money" options which represent the positive spread between the exercise price of any such existing stock options and the estimated year-end fair market value of the Common Stock. There were no stock options granted to Named Executive Officers during 1995.

                     AGGREGATE OPTIONS EXERCISED IN FISCAL
                  YEAR 1995 AND FISCAL YEAR-END OPTION VALUES

                                                                               AT DECEMBER 31, 1995
                                                                   ---------------------------------------------
                                                                                                  VALUE OF
                                                                   NUMBER OF SECURITIES         UNEXERCISED
                                                                        UNDERLYING          IN-THE-MONEY OPTIONS
                                                                    UNEXERCISED OPTIONS          AT FISCAL
                                       SHARES                      AT FISCAL YEAR-END(#)        YEAR-END($)
                                     ACQUIRED ON       VALUE           EXERCISABLE/             EXERCISABLE/
               NAME                  EXERCISE(#)    REALIZED($)        UNEXERCISABLE           UNEXERCISABLE
- ----------------------------------   -----------    -----------    ---------------------    --------------------
Thomas G. Parker..................     193,320       $ 209,841       25,776/38,664           $11,084/$16,626
Kenneth L. Stucky.................     128,880         139,894          -- / --                  -- / --
Robert J. Harker..................      15,465          16,787       38,664/64,440            16,626/ 27,710

EMPLOYMENT AGREEMENTS

     The Company has entered into employment contracts with all of its executive officers. Mr. Harrington's, Mr. Parker's and Mr. Stucky's agreements expire on December 31, 1999, and the balance of the agreements expire August 1, 1997. All the agreements are automatically renewable for successive one year periods. The agreements are subject to termination by either the Company or the executive officer upon 180 days notice. In addition, the agreements subject the executive officers to certain covenants restricting solicitation and competition upon termination of employment.

     The agreements provide for minimum annual salaries and annual incentive compensation awards as defined in the agreements. In the event of illness or incapacity of an officer, they are entitled to continue to receive their regular compensation for a period of 180 days. The Company has obtained long-term disability insurance which compensates them for the period of such illness or incapacity in excess of 180 days.

STOCK OPTION PLAN

     Under the Company's 1992 Stock Option Plan as Amended and Restated (the "1992 Stock Option Plan") key employees of the Company are granted options to purchase shares of Common Stock. Options granted under the 1992 Stock Option Plan with respect to 512,947 shares of Common Stock are outstanding as of March 31, 1996. As of such date 1,029,746 shares of Common Stock had been issued pursuant to options granted under the 1992 Stock Option Plan and 1,032,334 additional shares of Common Stock may be sold pursuant to options granted under the 1992 Stock Option Plan.

     The exercise price of options granted under the 1992 Stock Option Plan is determined by the Board of Directors of the Company and is required to be not less than 100% of the fair market value of such shares on the date of grant. The aggregate fair market value of the shares with respect to which such options become exercisable for the first time by a person during any calendar year cannot exceed $100,000. The Board of Directors of the Company has the authority in its discretion to prescribe in any option agreement the terms under which options are exercised, provided that such options must be exercised within ten years of the date of grant.

     Upon the termination of employment or retirement of an optionee, the optionee may, within three months after such termination or retirement, exercise options to the extent the options were exercisable on the date of such termination or retirement. Upon the permanent disability or death of an optionee while employed by the Company or the death of an optionee within three months following termination of such optionee's employment, the optionee or the executor or administrator of his or her estate may, within 12 months after such event, exercise options to the extent the options were exercisable at the time of such event.

     In the event of a merger, consolidation, reorganization or dissolution of the Company, or the sale or exchange of substantially all of the Company's assets, the rights under outstanding options terminate, except to the extent and subject to such adjustments as may be provided by the Board of Directors of the Company or by the terms of the plan or agreement of merger, consolidation, reorganization, dissolution or sale or exchange or such assets.

     Options granted pursuant to the 1992 Stock Option Plan are not transferable other than by will and by the laws of descent and distribution and shall be exercisable during the optionee's lifetime only by the optionee.

     The 1992 Stock Option Plan may not, without the approval of the stockholders, be amended in any manner that would (i) materially increase the benefits accruing to participants thereunder, (ii) materially increase the number of shares which may be issued thereunder or (iii) materially modify the requirements as to eligibility for participation thereunder.

DIRECTOR STOCK OPTION PLAN

     Under the Company's 1995 Nonqualified Director Stock Option Plan (the "Director Plan") options to purchase shares of Common Stock are available for grant to non-employee directors of the Company. The Director Plan allows for the sale of up to 100,000 shares of Common Stock.

     The Director Plan is a formula plan under which options to acquire 6,000 shares of Common Stock are to be granted to each non-employee director of the Company upon the date of his or her first election to the

Board of Directors at a price per share equal to the fair market value of such stock on the date of such election, provided, however, the non-employee directors elected upon the consummation of the Offering will be granted their initial options for 6,000 shares of Common Stock at the initial public offering price. Thereafter, upon the re-election of any non-employee director of the Company, such individual shall be granted an option to purchase an additional 2,000 shares of Common Stock at a price per share equal to the fair market value of such stock on the date of re-election. One-third of any such option shall vest on each of the one year, two year and three year anniversaries of the date of grant and no options shall be exercisable after the date which is ten years from the date of grant.

     The number of shares of Common Stock which may be granted under the Director Plan or subject to any outstanding options will be proportionately adjusted, to the nearest whole share, in the event of any stock dividend, stock split, reorganization, merger, consolidation, share combination, or similar recapitalization involving Common Stock on any spin-off, spin-out, or other significant distribution of the Company's assets to its stockholders for which the Company receives no consideration.

     Options are non-transferable, other than by will, the laws of descent and distribution, or pursuant to certain domestic relations orders. Payment for shares of Common Stock to be issued upon exercise of an option may be made either in cash, unrestricted shares of Common Stock, or any combination thereof, at the discretion of the option holder. In the event the option holder's service as a director is terminated by reason of disability or death, the holder or his or her representative may exercise the vested portion of the option for a period of 12 months following such termination. In the event the service of the option holder is terminated for any other reason, the holder may exercise the vested portion of his or her option for a period of 30 days following termination. If the service of the option holder as a director is terminated "for cause" as defined in the Director Plan, the unexercised Options expire immediately.

     In the event of a dissolution or sale of all or substantially all of the assets of the Company, or a merger or consolidation of the Company in which the Company is not the survivor, each outstanding option will terminate, unless there is an express assumption of the option by the surviving corporation.

EMPLOYEE STOCK PURCHASE PLAN

     Under the 1995 Employee Stock Purchase Plan (the "Stock Purchase Plan"), eligible employees will be given the opportunity to purchase Common Stock at a discount. The Stock Purchase Plan will be effective upon completion of the Offering. It will be administered by an independent committee of non-employee directors (the "Committee") and is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended (the "Code"). A maximum of 100,000 shares of Common Stock are reserved for sale under the Stock Purchase Plan.

     All employees other than officers of the Company who are employed by the Company on the first day of the relevant option period will be eligible to participate in the Stock Purchase Plan for such option period.

     Option periods under the Stock Purchase Plan will begin upon the consummation of the Offering and end on December 31, 1997 and each calendar year thereafter. Under the Stock Purchase Plan, eligible employees may elect, no later than 10 days prior to the option period, to contribute on an after-tax payroll deduction basis as much as 10% of their base salary (as of the first day of the option period) to be applied at the end of the option period. An eligible employee may purchase a maximum of 500 shares for each calendar year in which the option to purchase such shares is outstanding.

     As of the trading day coinciding with or prior to the last day of the option period, employee contributions will be used to purchase Common Stock from the Company. Participants may not elect to cease deducting or withdraw contributions or make any other change with respect to the option period. The price to be paid by participating employees is 85% of the fair market value of the Common Stock at the beginning of the option period. If a participant holds the shares for the applicable holding period, the discount is not deductible by the Company from its taxable income and is not taxable income to the participant until he or she sells the shares.

     The first option period will commence upon the consummation of the Offering and end on December 31, 1997. The shares of Common Stock purchased at the end of the first option period will be purchased at 85% of the initial public offering price.

RETIREMENT PLAN

     During 1994 the Company established a 401(k) salary deferral plan (the "Plan") in which all employees of the Company who have completed at least 90 calendar days during which they were credited with 250 hours of service are eligible to participate. Under the plan, the Company provides a matching contribution of $0.50 for every dollar subject to a limitation of 6% of an employee's annual compensation, subject to the maximum permitted contribution under the Code. The Company may make additional discretionary contributions to the Plan. Total contributions to the Plan for 1995 were approximately $47,000.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     As of March 31, 1996 Michael P. Harrington and Paul A. Stinneford, the members of the Compensation Committee, are employees of the Company.

                              CERTAIN TRANSACTIONS

     In December 1994, in order to refinance a junior subordinated note, the Company issued a subordinated note in the amount of $4.0 million to Michael P. Harrington, its Chairman, President and Chief Executive Officer. Under the terms of such note, interest is payable at the end of each quarter at a fixed rate of 13.5% and is due on September 30, 1996. Simultaneously, Mr. Harrington issued a $4.0 million secured note to LaSalle. Under the terms of the note issued to LaSalle, interest is payable at the end of each quarter at a fixed rate of 13.5% and is due on September 30, 1996. In connection with this note issuance, the Company issued to LaSalle a detachable warrant to purchase 193,320 shares of Common Stock. The warrant may be exercised in whole or in part to purchase Common Stock at a price of $1.13 per share and expires on September 1, 1999, or earlier, as defined in the warrant. The warrant contains a put option such that after the payment of the secured note, but before the occurrence of other events defined in the warrant, the financial institution may require the Company to purchase the warrant from the financial institution. Additionally, the warrant contains a call option such that the Company, after September 30, 1997, but before the expiration date or the occurrence of other events as defined in the warrant, may require the financial institution to sell the warrant to the Company.

     The Company has guaranteed loans made by certain financial institutions to employees in the aggregate amount of approximately $395,000, including $194,000 for Thomas G. Parker and $145,000 for Kenneth L. Stucky. The proceeds of such loans were used to exercise options. Those loans were for a period of one year with an original maturity of October 1, 1995 and were renewed for an additional term of one year with a maturity of October 1, 1996. Such loans are secured by such employee's interest in the Company and bear interest at the financial institutions' prime rate (8.25% at March 31, 1996). Those loans that are guaranteed are classified as a liability of the Company. The Company will be released from the guarantees upon the consummation of the Offering.

     Upon the closing of this Offering, the Company has or will have paid to its stockholders of record on December 31, 1995, distributions of S Corporation earnings that have been or will be includable in taxable income of the existing stockholders. See "S Corporation Distributions" and Notes to the Financial Statements. Prior to the closing of this Offering, the Company and its existing stockholders will enter into an indemnification agreement, relating to certain federal, state and local income tax liabilities of the Company and the existing stockholders, for the tax years during which the Company had elected to be treated as an S Corporation. This agreement will generally provide that the Company will indemnify the existing stockholders, and the existing stockholders will indemnify the Company, against any increase in the indemnified party's income tax benefits or liabilities (including interest and penalties and all expenses, attorneys' fees and accountants' fees incurred in connection therewith) as a result of any adjustment associated with a return filed with respect to a period during which the Company was an S Corporation. Payments under the agreement in favor of its stockholders of record on December 31, 1995, must be approved by a majority of the directors who are not affiliated with the Company as being consistent with the terms of the agreement.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of March 31, 1996, and as adjusted to reflect the sale of the shares of the Common Stock offered hereby by the Company (assuming that the Underwriters' over-allotment option is not exercised), by (i) all stockholders known by the Company to be beneficial owners of more than 5% of its outstanding Common Stock immediately prior to the Offering, (ii) the Selling Stockholders, (iii) each director of the Company, (iv) each of the Named Executive Officers and (v) all executive officers and directors of the Company as a group.

                                                SHARES BENEFICIALLY                 SHARES BENEFICIALLY
                                                  OWNED PRIOR TO                        OWNED AFTER
                                                    OFFERING(2)         SHARES          OFFERING(2)
                                               ---------------------     BEING     ---------------------
               STOCKHOLDER(1)                   NUMBER       PERCENT    OFFERED     NUMBER       PERCENT
- --------------------------------------------   ---------     -------    -------    ---------     -------
Michael P. Harrington.......................   1,366,128      44.39%      --       1,366,128      27.52%
Paul A. Stinneford..........................     541,296      17.59       --         541,296      10.90
Thomas G. Parker............................     438,192      14.12       --         438,192       8.78
Kenneth L. Stucky...........................     309,312      10.05       --         309,312       6.23
Robert J. Harker............................     244,872       7.96       --         244,872       4.93
LaSalle National Corp.......................     193,320       6.28     193,320       --           --
Banc One Capital Partners V, Ltd............     193,320       6.28     193,320       --           --
Jan W. Erfert...............................      20,620       0.67       --          20,620       0.42
All directors and officers as a group (6
  persons)..................................   2,920,420      94.10       --       2,920,420      58.52

- -------------------------
(1) The address of all stockholders who are executive officers, excluding Thomas
    G. Parker and Kenneth L. Stucky, is 500 Davis Street, Suite 1005, Evanston, Illinois 60201. The address of Mr. Parker and Mr. Stucky is 1032 Boll Weevil Circle, P.O. Box 1420, Enterprise, Alabama 36331. The address of LaSalle National Corp. is 120 South LaSalle Street, Chicago, Illinois 60690. The address of Banc One Capital Partners V, Ltd. is 90 North High Street, Columbus, Ohio 43215.

(2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the "Commission") and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options or warrants exercisable or convertible within 60 days are deemed outstanding for computing the percentage of the person or group holding such options or warrants, but are not outstanding for computing the percentage of any other person. Except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all share of Common Stock beneficially owned.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of the Company's capital stock is a summary and is qualified in its entirety by applicable Illinois law and the provisions of the Company's Articles of Incorporation ("Articles") and Bylaws ("Bylaws") which have been filed as exhibits to the Company's Registration Statement, of which this Prospectus is a part.

     The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, par value $0.01 per share.

COMMON STOCK

     Holders of the Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of the Common Stock do not have cumulative voting rights, and therefore holders of a majority of the shares voting for the election of directors can elect all of the directors. In such event, the holders of the remaining shares will not be able to elect any directors.

     Holders of the Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities.

     The Common Stock has no preemptive rights and is not subject to further call for assessments by the Company. The shares of Common Stock currently outstanding are, and the shares of Common Stock to be issued in connection with the Offering will be, validly issued, fully paid and nonassessable.

     The transfer agent and registrar for the Common Stock is LaSalle National Trust, N.A., Chicago, Illinois.

WARRANTS

     In connection with the LaSalle Note and the Banc One Note, the Company issued (i) a warrant to LaSalle to acquire 193,320 shares of Common Stock and
(ii) a warrant to Banc One to acquire 193,320 shares of Common Stock. Simultaneously with the consummation of the Offering, LaSalle National and Banc One intend to exercise the warrants to acquire an aggregate of 386,640 shares of Common Stock and sell such shares of Common Stock in the Offering.

CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION AND BYLAWS AND ILLINOIS BUSINESS CORPORATION ACT

Directors

     The Bylaws provide that the number of directors is three, subject to change from time to time as determined by the Board of Directors or the stockholders, and that vacancies on the Board of Directors (including vacancies created by an increase in the number of directors) may be filled by the Board of Directors, acting by a majority of the remaining directors then in office. Officers are elected annually by and serve at the pleasure of the Board of Directors.

Limitation of Liability and Indemnification

     As permitted by the Illinois Business Corporation Act, the Articles provide that directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 8.65 of the Illinois Business Corporation Act or (iv) for any transaction from which the director derives an improper personal benefit. In addition, the Bylaws provide that the Company shall, to the fullest extent authorized by the Illinois Business Corporation Act, as amended from time to time, indemnify all directors and officers and may, at the election of the Company as determined by the Board of Directors, indemnify all other persons serving at the request of the Company as a director, officers, employee or agent of another corporation or of a partnership, trust or other enterprise.

     The Company has also entered into indemnification agreements in the form described below with each person who is currently a member of its board of directors and will enter into such agreements with persons who in the future become directors of the Company. Such indemnification agreements provide for indemnification against any and all expenses incurred in connection with, as well as any and all judgments, fines and amounts paid in settlement resulting from, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (collectively an "Action"), by reason of the fact that such director is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnification agreements provide that if any payment, advance or indemnification of the director requires that he or she acted in good faith, in a manner he or she reasonably believed to be for or not opposed to the best interest of the Company or without reasonable cause to believe his or her conduct was unlawful, then it shall be presumed that he or she so acted unless proven otherwise by clear and convincing evidence. The indemnification agreements also provide for the advancement of all expenses, including reasonable attorneys' fees, arising from the investigation of any claim, preparation for the defense or defense of settlement of an Action. The indemnification agreements authorize the Company to participate in the defense of any Action and to assume the defense thereof, with counsel who shall be reasonably satisfactory to the director, provided that the director shall be entitled to separate counsel of his or her choosing if he or she reasonably believes that (i) there exists conflicting interests between himself or herself and the Company or other party (the defense of whom the Company shall have assumed) or (ii) there is any substantial likelihood that the Company will be financially or legally unable to satisfy its obligations under the indemnification agreements. The indemnification agreements provide that a director's rights under such contract are not exclusive of any other indemnification rights he or she may have under any provision of law, the Articles or Bylaws of the Company, the vote of the Company's stockholders or disinterested directors, other agreements or otherwise. (Insofar as indemnification by the Company for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, the Company has been advised that such indemnification is considered by the Commission to be against public policy and, therefore, unenforceable.)

Certain Statutory Provisions

     Following the Offering, the Company will be subject to Section 7.85 of the Business Corporation Act of Illinois ("Section 7.85"), Section 7.85 prohibits a publicly held Illinois corporation from engaging in a "business combination" with an "interested shareholder," unless the proposed "business combination" receives (i) the affirmative vote of the holders of at least 80% of the combined voting power of the then outstanding shares of all classes and series of the corporation entitled to vote generally in the election of directors (the "Voting Shares"), voting together as a single class and (ii) the affirmative vote of a majority of the combined voting power of the then outstanding Voting Shares held by disinterested shareholders voting together as a single class. For purposes of
Section 7.85 and Section 11.75 described below, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested shareholder and, for purposes of Section 7.85, an "interested shareholder" is a person who, together with affiliates and associates, owns (or, within the prior two years, did own) 10% or more of the combined voting power of the outstanding Voting Shares.

     Further, the Company is also subject to Section 11.75 of the Business Corporation Act of Illinois ("Section 11.75") which prohibits "business combinations" with "interested shareholders" for a period of three years following the date that such shareholder became an "interested shareholder," unless (i) prior to such date, the Board of Directors approved the transaction which resulted in the shareholder becoming an "interested shareholder," or (ii) upon consummation of such transaction, the "interested shareholder" owned at least 85% of the Voting Shares outstanding at the time such transaction commenced (excluding shares owned by directors who are also officers and shares reserved under an employee stock plan), or (iii) on or after such date, the "business combination" is approved by the Board of Directors and authorized at a meeting of the shareholders by 66 2/3% of the outstanding Voting Shares not owned by the "interested shareholder." For purposes of Section 11.75, an "interested shareholder" is a person who, together with affiliates and associates, owns (or, within the prior three years, did own) 15% of the Voting Shares.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this Offering, the Company will have outstanding 4,964,289 shares of Common Stock (5,247,285 shares if the Underwriters' over-allotment option is exercised in full). Of such shares, the 1,886,640 shares sold in this Offering (2,169,632 shares if the over-allotment option is exercised in full) will be freely tradeable without restrictions or further registration under the Securities Act, unless acquired by an affiliate of the Company, in which case those shares will be subject to the resale limitations of Rule 144. The remaining 3,077,649 shares of Common Stock are "restricted securities" within the meaning of Rule 144 (the "Restricted Shares").

     Except as provided below, the Restricted Shares will be eligible for sale in the public market, in accordance with Rule 144, 90 days following the date of this Prospectus, subject to certain volume and other limitations, except for shares acquired upon the exercise of employee stock options which will be registered under the Securities Act as soon as practicable after the consummation of the Offering and may be sold without limitation after the effective date of such registration. The Company and its directors and executive officers (being the holders of all of the Restricted Shares), have agreed with the Underwriters not to sell any Common Stock for 180 days from the date of this Prospectus without the prior written consent of the Underwriters' Representatives. See "Underwriting."

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years, including persons who may be deemed to be "affiliates" of the Company, as that term is defined under Rule 144, may sell within any three-month period a number of Restricted Shares that does not exceed the greater of one percent of the then outstanding shares of the Common Stock (estimated to be 49,643 shares after completion of this Offering, or 52,473 shares if the Underwriters' over-allotment option is exercised in full) or the average weekly trading volume of the Common Stock on the open market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale limitations, notice requirements, and the availability of current public information about the Company. Pursuant to Rule 144(k), a person (or persons whose shares are aggregated) who is deemed not to have been an "affiliate" of the Company at any time during the three months preceding a sale, and who has beneficially owned Restricted Shares for at least three years, would be entitled to sell such shares under Rule 144 without regard to volume limitations, manner-of-sale provisions or notice requirements. The 2,062,080 Restricted Shares that have met such three-year holding period requirement, are all deemed beneficially owned by persons who will be deemed to be "affiliates" of the Company after the Offering.) Restricted Shares properly sold in reliance upon Rule 144 are thereafter freely tradeable without restrictions or registration under the Securities Act, unless thereafter held by an "affiliate" of the Company.

     Prior to this Offering there has been no market for the Common Stock, and no prediction can be made as to the effect, if any, that sales of Restricted Shares, or availability of Restricted Shares for sale, by existing stockholders in reliance upon Rule 144 or otherwise will have on the market price of Common Stock. The sale by the Company or the stockholders referred to above of a substantial number of shares of Common Stock after this Offering could adversely affect the market price for the Common Stock. The Company is not obligated to register any Restricted Shares for sale under the Securities Act or otherwise. Upon the consummation of the Offering, the Company intends to register, under the Securities Act, the sale of the shares of Common Stock issued in connection with the employee and director stock option and stock plans described under "Management."

                                  UNDERWRITING

     Pursuant to the Underwriting Agreement and subject to the terms and conditions thereof, the Underwriters named below (the "Underwriters"), acting through J.C. Bradford & Co. and The Chicago Corporation as representatives of the several Underwriters (the "Representatives"), have agreed, severally, to purchase from the Company and the Selling Stockholders the respective number of shares of Common Stock set forth below opposite their names.

                             NAME OF UNDERWRITER                         NUMBER OF SHARES
        --------------------------------------------------------------   ----------------
        J.C. Bradford & Co. ..........................................
        The Chicago Corporation.......................................
        Total.........................................................       1,886,640
                                                                             =========

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the shares of Common Stock offered hereby (other than those subject to the over-allotment option described below) if any such shares are purchased. In the event of a default by any Underwriter, the Underwriting Agreement provides that the purchase commitments of the non-defaulting Underwriters may be increased if the number of shares of Common Stock any defaulting Underwriter agreed but failed or refused to purchase is not more than one-tenth of the aggregate number of shares of Common Stock offered hereby. If the non-defaulting Underwriters fail to purchase such shares, the Underwriting Agreement may be terminated.

     The Representatives have advised the Company and the Selling Stockholders that the several Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of $               per share. The Underwriters may allow, and such
dealers may reallow, a concession not in excess of $               per share to
certain other dealers. After the Offering, the public offering price and such concessions may be changed. The Representatives have informed the Company that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

     The Offering of the Common Stock is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any offer for the purchase of shares.

     The Company has granted the Underwriters an option, exercisable not later than 30 days from the date of the effectiveness of the Offering, to purchase up to an aggregate of 282,996 additional shares of Common Stock from the Company to cover over-allotments, if any. To the extent that the Underwriters exercise such option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the table above bears to the total number of shares in such table and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. If purchased, the Underwriters will sell these additional shares on the same terms as those on which the 1,886,640 shares are being offered.

     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price will be determined by negotiation among the Company, the Selling Stockholders and the Representatives. In determining such price, consideration will be given to, among other things, the financial and operating history and trends of the Company, the experience of its management, the position of the Company in its industry, the Company's prospects and the Company's financial results. In addition, consideration will be given to the status of the securities markets, market conditions for new offerings of securities and the prices of similar securities of comparable companies.

     The Underwriting Agreement provides that the Company and the Selling Stockholders will indemnify the Underwriters and controlling persons, if any, against certain civil liabilities, including liabilities under the Securities Act, or will contribute to payments the Underwriters or any such controlling persons may be required to make in respect thereof.

     The Company, its directors and executive officers and certain stockholders of the Company have each agreed with the Underwriters that they will not offer, sell or contract to sell, or otherwise dispose of directly or indirectly, or announce the offering of, or exercise any registration rights with respect to, or register, cause to be registered or announce the registration or intended registration of, any shares of Common Stock, or any stock option or other security or agreement convertible with or exchangeable for, any shares of Common Stock for a period of 180 days from the date of this Prospectus, without the prior written consent of the Representatives, except for
(a) the Common Stock offered hereby; (b) in the case of the Company, (i) Common Stock issued pursuant to any employee or director benefit plan; or (ii) issuances of Common Stock upon the conversion of securities or the exercise of warrants outstanding on the date the Underwriting Agreement is executed; (c) in the case of directors, executive officers and certain stockholders of the Company, the exercise of stock options pursuant to benefit plans described herein and shares of Common Stock disposed of as bona fide gifts; and (d) in the case of certain stockholders, registered shares of Common Stock acquired in the public market.

     The Chicago Corporation is a wholly-owned subsidiary of ChiCorp, Inc., which signed a definitive agreement on May 7, 1996 to be acquired by a subsidiary of ABN AMRO Bank N.V. ("ABN"). LaSalle, a lender to the Company, and LaSalle National, a Selling Stockholder, are wholly-owned subsidiaries of ABN. As a result of this acquisition, this Offering is governed by the provisions of Schedule E of the National Association of Securities Dealers, Inc.'s Bylaws. J.C. Bradford & Co. is acting as "qualified independent underwriter" as such term is defined in Schedule E and is assuming the responsibilities of acting as a qualified independent underwriter in determining the public offering price and conducting due diligence.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Rudnick & Wolfe, Chicago, Illinois. Counsel for the Underwriters is Nelson Mullins Riley & Scarborough, L.L.P., Atlanta, Georgia.

                                    EXPERTS

     The financial statements of the Company for each of the years in the three-year period ended December 31, 1995 included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as stated in their report appearing herein, and have been included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a registration statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement and have been omitted pursuant to rules and regulations of the Commission. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is made to such Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are complete in all material respects; with respect to each such contract or other document filed as an exhibit to the Registration Statement reference is made to the exhibit for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference.


     Following the consummation of the Offering, the Company will be subject to the informational requirements of the Exchange Act and in accordance therewith will be required to file reports and other information with the Commission. The Company intends to furnish its stockholders with annual reports containing audited financial statements reported on by independent public accountants following the end of each fiscal year. A copy of the Registration Statement, including exhibits and schedules thereto, filed by the Company with the Commission may be inspected without charge at the public reference facility maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the
Commission: New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 upon the payment of fees prescribed by the Commission. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is: http://www.sec.gov.

                     FIRST ENTERPRISE FINANCIAL GROUP, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                         PAGE
                                                                                         ----
Report of Independent Certified Public Accountants....................................   F-2
Balance Sheets as of December 31, 1994 and 1995, and March 31, 1996 (unaudited).......   F-3
Statements of Income for the Years Ended December 31, 1993, 1994 and 1995, and for the
  Three Months Ended March 31, 1995 and 1996 (unaudited)..............................   F-4
Statements of Changes in Stockholders' Equity for the Years Ended December 31, 1993,
  1994
  and 1995, and for the Three Months Ended March 31, 1996 (unaudited).................   F-5
Statements of Cash Flows for the Years Ended December 31, 1993, 1994 and 1995, and for
  the Three Months Ended March 31, 1995 and 1996 (unaudited)..........................   F-6
Notes to Financial Statements.........................................................   F-8

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
First Enterprise Financial Group, Inc.

     We have audited the accompanying balance sheets of First Enterprise Financial Group, Inc. (the "Company") as of December 31, 1994 and 1995, and the related statements of income, stockholders' equity, and cash flows for each of the years in the three year period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Enterprise Financial Group, Inc. as of December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          GRANT THORNTON LLP

Chicago, Illinois
February 1, 1996 (except for Note K as to

  which the date is June 18, 1996)

                     FIRST ENTERPRISE FINANCIAL GROUP, INC.

                                 BALANCE SHEETS


                                                                                 MARCH 31, 1996 (UNAUDITED)
                                                   DECEMBER 31,           -----------------------------------------
                                            --------------------------                                   PRO FORMA
                                               1994           1995         AS STATED      PRO FORMA     AS ADJUSTED
                                            -----------    -----------    -----------    -----------    -----------
                 ASSETS
Cash.....................................   $   714,445    $ 1,703,320    $ 1,167,317    $ 1,167,317    $ 1,527,610
Finance receivables:
  Net principal balance..................    33,778,690     59,495,368     60,572,740     60,572,740     60,572,740
  Unamortized contract acquisition
    discounts............................      (228,617)            --             --             --             --
  Unearned insurance commissions.........      (255,919)      (189,737)      (130,113)      (130,113)      (130,113)
                                            -----------    -----------    -----------    -----------    -----------
  Automobile finance receivables.........    33,294,154     59,305,631     60,442,627     60,442,627     60,442,627
  Allowance for credit losses............    (2,562,723)    (5,010,919)    (5,438,740)    (5,438,740)    (5,438,740)
                                            -----------    -----------    -----------    -----------    -----------
                                             30,731,431     54,294,712     55,003,887     55,003,887     55,003,887
  Timeshare receivables..................       266,323             --             --             --             --
                                            -----------    -----------    -----------    -----------    -----------
                                             30,997,754     54,294,712     55,003,887     55,003,887     55,003,887
Property and equipment -- at cost........       628,384        881,713        983,826        983,826        983,826
Repossessed assets.......................       222,287        542,841        702,594        702,594        702,594
Deferred tax asset.......................            --             --        459,000        459,000        459,000
Other assets.............................       537,665        988,194      2,203,514      2,203,514      2,204,580
                                            -----------    -----------    -----------    -----------    -----------
    TOTAL ASSETS.........................   $33,100,535    $58,410,780    $60,520,138    $60,520,138    $60,881,497
                                            ===========    ===========    ===========    ===========    ===========
             LIABILITIES AND
          STOCKHOLDERS' EQUITY
Senior debt..............................   $25,640,000    $43,267,000    $43,034,000    $43,034,000    $41,151,500
Subordinated debt........................     3,850,000      8,354,541      8,382,789      8,382,789             --
Accounts payable -- dealers..............       621,320      1,937,710      2,882,758      2,882,758      2,882,758
Other accounts payable and accrued
  expenses...............................       826,442      1,577,189      1,716,021      1,716,021      1,275,356
S Corporation distribution payable.......            --             --             --      2,069,811      2,069,811
Other liabilities........................       284,789        460,271        650,296        650,296        650,296
                                            -----------    -----------    -----------    -----------    -----------
    Total liabilities....................    31,222,551     55,596,711     56,665,864     58,735,675     48,029,721
Commitments and contingencies............            --             --             --             --             --
Common stock warrants....................       150,000        649,300        807,018        807,018             --
Stockholders' equity:
  Common stock, $.01 par value;
    20,000,000 shares authorized;
    2,062,080 shares issued and
    outstanding..........................        20,621         20,621         20,621         20,621         49,643
  Class B common stock, $.01 par value,
    non-voting; 2,262,080 shares
    authorized; 547,740 and 917,625 and
    1,015,569 issued and outstanding at
    December 31, 1994 and 1995, and March
    31, 1996 (unaudited) respectively....         5,477          9,176         10,156         10,156             --
  Additional paid-in capital.............     1,031,477      1,201,718      1,311,621      1,311,621     13,510,273
  Retained earnings (accumulated
    deficit).............................       911,015      1,328,405      2,100,009         30,198       (312,989)
  Guaranteed loans of stockholders.......      (240,606)      (395,151)      (395,151)      (395,151)      (395,151)
                                            -----------    -----------    -----------    -----------    -----------
    Total stockholders' equity...........     1,727,984      2,164,769      3,047,256        977,445     12,851,776
                                            -----------    -----------    -----------    -----------    -----------
    TOTAL LIABILITIES AND STOCKHOLDERS'
      EQUITY.............................   $33,100,535    $58,410,780    $60,520,138    $60,520,138    $60,881,497
                                            ===========    ===========    ===========    ===========    ===========


        The accompanying notes are an integral part of these statements.

                     FIRST ENTERPRISE FINANCIAL GROUP, INC.

                              STATEMENTS OF INCOME


                                                                                  THREE MONTHS ENDED
                                            YEARS ENDED DECEMBER 31,                  MARCH 31,
                                     --------------------------------------    ------------------------
                                        1993          1994          1995          1995          1996
                                     ----------    ----------    ----------    ----------    ----------
                                                                                     (UNAUDITED)
Finance charges and interest.......  $3,753,780    $5,205,150    $9,644,486    $2,161,827    $3,255,953
Interest expense...................   1,201,457     1,575,923     4,038,900       871,408     1,357,580
                                     ----------    ----------    ----------    ----------    ----------
     Net interest income...........   2,552,323     3,629,227     5,605,586     1,290,419     1,898,373
Provision for credit losses........          --            --            --            --       400,000
                                     ----------    ----------    ----------    ----------    ----------
     Net interest income after
       provision for credit
       losses......................   2,552,323     3,629,227     5,605,586     1,290,419     1,498,373
Other income:
  Servicing income.................     227,259     1,322,604     3,051,952       477,973     1,125,729
  Insurance commissions............     534,012       549,682     1,342,099       275,342       650,907
  Fees and other income............     169,161       257,257       606,202        96,324       357,950
  Gain on sale of finance
     receivables...................          --            --            --            --       409,000
                                     ----------    ----------    ----------    ----------    ----------
     Total other income............     930,432     2,129,543     5,000,253       849,639     2,543,586
                                     ----------    ----------    ----------    ----------    ----------
     Income before operating
       expenses....................   3,482,755     5,758,770    10,605,839     2,140,058     4,041,959
Operating expenses:
  Salaries and employee benefits...   1,634,489     3,194,775     5,095,792     1,088,383     1,965,040
  Rent expense.....................     103,394       212,310       355,420        71,354       113,173
  Depreciation and amortization....      46,672       137,365       267,962        59,055        83,580
  Professional services............      75,180       229,176       472,480        58,022        74,918
  Other expenses...................     560,864     1,321,620     1,980,433       358,326       715,926
                                     ----------    ----------    ----------    ----------    ----------
     Total operating expenses......   2,420,599     5,095,246     8,172,087     1,635,140     2,952,637
                                     ----------    ----------    ----------    ----------    ----------
     Income before income taxes....   1,062,156       663,524     2,433,752       504,918     1,089,322
Income taxes.......................      30,000         2,500        60,000        15,000       427,000
Deferred income tax effect of S
  Corporation termination..........          --            --            --            --      (267,000)
                                     ----------    ----------    ----------    ----------    ----------
     Net income....................  $1,032,156    $  661,024    $2,373,752    $  489,918    $  929,322
                                      =========     =========     =========     =========     =========
Unaudited pro forma data (note M):
  Pro forma net income per common
     and common equivalent shares
     outstanding...................                                   $0.46
                                                                  =========
  Supplemental pro forma net income
     per common and common
     equivalent shares
     outstanding...................                                   $0.43                       $0.21
                                                                  =========                   =========
  Weighted average number of common
     and common equivalent shares
     outstanding used for:
     Pro forma.....................                               3,244,844
                                                                  =========
     Supplemental pro forma........                               5,131,484                   5,397,383
                                                                  =========                   =========


        The accompanying notes are an integral part of these statements.

                     FIRST ENTERPRISE FINANCIAL GROUP, INC.

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
               AND THREE MONTHS ENDED MARCH 31, 1996 (UNAUDITED)

                                         CLASS B    ADDITIONAL                    GUARANTEED
                              COMMON     COMMON      PAID-IN       RETAINED        LOANS OF
                               STOCK      STOCK      CAPITAL       EARNINGS      STOCKHOLDERS       TOTAL
                              -------    -------    ----------    -----------    ------------    -----------
Balance January 1, 1993...... $20,621    $    --    $  779,379    $    84,634     $       --     $   884,634
Net income...................      --         --            --      1,032,156             --       1,032,156
Dividends paid...............      --         --            --       (392,772)            --        (392,772)
                              --------   --------   -----------   ------------    ----------     ------------
Balance December 31, 1993....  20,621         --       779,379        724,018             --       1,524,018
Net income...................      --         --            --        661,024             --         661,024
Dividends paid...............      --         --            --       (474,027)            --        (474,027)
Exercise of options to
  acquire 547,740 shares of
  Class B common stock.......      --      5,477       252,098             --       (240,606)         16,969
                              --------   --------   -----------   ------------    ----------     ------------
Balance December 31, 1994....  20,621      5,477     1,031,477        911,015       (240,606)      1,727,984
Net income...................      --         --            --      2,373,752             --       2,373,752
Dividends paid...............      --         --            --     (1,549,125)            --      (1,549,125)
Appreciation of common stock
  warrants...................      --         --            --       (407,237)            --        (407,237)
Exercise of options to
  acquire 384,062 shares of
  Class B common stock.......      --      3,841       176,765             --       (154,545)         26,061
Repurchase of 14,177 shares
  of Class B common stock....      --       (142)       (6,524)            --             --          (6,666)
                              --------   --------   -----------   ------------    ----------     ------------
Balance at December 31,
  1995.......................  20,621      9,176     1,201,718      1,328,405       (395,151)      2,164,769
Net income (unaudited).......      --         --            --        929,322             --         929,322
Appreciation of common stock
  warrants (unaudited).......      --         --            --       (157,718)            --        (157,718)
Exercise of options to
  acquire 97,944 shares of
  Class B common stock
  (unaudited)................      --        980       109,903             --             --         110,883
                              --------   --------   -----------   ------------    ----------     ------------
Balance at March 31, 1996
  (unaudited)................ $20,621    $10,156    $1,311,621    $ 2,100,009     $ (395,151)    $ 3,047,256
                              ========   ========   ===========   ============    ==========     ============

        The accompanying notes are an integral part of these statements.

                     FIRST ENTERPRISE FINANCIAL GROUP, INC.

                            STATEMENTS OF CASH FLOWS

                                                                            THREE MONTHS ENDED MARCH
                                       YEARS ENDED DECEMBER 31,                        31,
                              ------------------------------------------   ---------------------------
                                  1993           1994           1995           1995           1996
                              ------------   ------------   ------------   ------------   ------------
                                                                                   (UNAUDITED)
Cash flows from operating
  activities:
  Net income................  $  1,032,156   $    661,024   $  2,373,752   $    489,918   $    929,322
  Adjustments to reconcile
     net income to net cash
     provided by operating
     activities
     Depreciation and
       amortization.........        46,672        137,365        364,566         84,510        134,099
     Provision for credit
       losses...............            --             --             --             --        400,000
     Deferred income
       taxes................            --             --             --             --       (192,000)
     Deferred income tax
       effect of S
       Corporation
       termination..........            --             --             --             --       (267,000)
     Gain on sale of finance
       receivables..........            --             --             --             --       (409,000)
     Loss on disposal of
       property and
       equipment............            --         47,458             --             --             --
     Accretion of contract
       acquisition
       discounts............       (94,304)      (209,940)      (127,797)       (62,454)            --
     Changes in assets and
       liabilities:
       Repossessed assets...       (28,684)      (176,971)      (320,554)         5,729       (159,753)
       Other assets.........      (267,042)       (47,115)      (888,653)      (254,501)      (828,591)
       Accounts payable and
          accrued
          expenses..........       139,557        486,272        479,123        (36,745)      (334,833)
       Income taxes
          payable...........            --             --             --             --        473,665
       Other liabilities....       427,626        223,250      2,047,075        674,783      1,135,073
                              ------------   ------------   ------------   ------------   ------------
          Total
            adjustments.....       223,825        460,319      1,553,760        411,322        (48,340)
                              ------------   ------------   ------------   ------------   ------------
          Net cash provided
            by operating
            activities......     1,255,981      1,121,343      3,927,512        901,240        880,982
Cash flows from investing
  activities:
  Automobile installment
     contracts purchased....   (19,247,660)   (35,136,768)   (70,184,351)   (14,340,816)   (32,433,070)
  Proceeds from sale of
     automobile installment
     contracts..............    10,898,374             --     24,777,933      9,709,606     22,856,863
  Principal collections on
     automobile installment
     contracts..............     7,124,437     11,444,010     21,970,934      4,559,005      8,467,032
  Principal collections on
     timeshare
     receivables............     8,628,666      4,059,978        266,323         64,740             --
  Capital expenditures......      (184,645)      (542,644)      (521,291)      (164,457)      (185,693)
                              ------------   ------------   ------------   ------------   ------------
          Net cash provided
            by (used in)
            investing
            activities......     7,219,172    (20,175,424)   (23,690,452)      (171,922)    (1,294,868)

                     FIRST ENTERPRISE FINANCIAL GROUP, INC.

                                                                            THREE MONTHS ENDED MARCH
                                       YEARS ENDED DECEMBER 31,                        31,
                              ------------------------------------------   ---------------------------
                                  1993           1994           1995           1995           1996
                              ------------   ------------   ------------   ------------   ------------
                                                                                   (UNAUDITED)
Cash flows from financing
  activities:
  Borrowings under senior
     debt...................  $  7,598,000   $ 25,278,000   $ 50,385,000   $ 11,194,000   $ 22,660,000
  Payments on senior debt...    (8,832,000)    (5,604,000)   (32,758,000)   (11,420,000)   (22,893,000)
  Proceeds from issuance of
     subordinated debt......            --      4,000,000      4,500,000             --             --
  Payments on subordinated
     debt...................    (6,776,712)    (4,000,000)            --             --             --
  Proceeds from issuance of
     common stock...........            --        257,575        180,606             --        110,883
  Payments on repurchase of
     common stock...........            --             --         (6,666)            --             --
  Dividends paid............      (392,772)      (474,027)    (1,549,125)      (191,700)            --
                              ------------   ------------   ------------   ------------   ------------
          Net cash provided
            by (used in)
            financing
            activities......    (8,403,484)    19,457,548     20,751,815       (417,700)      (122,117)
                              ------------   ------------   ------------   ------------   ------------
          INCREASE
            (DECREASE)
            IN CASH.........        71,669        403,467        988,875        311,618       (536,003)
Cash at beginning of
  period....................       239,309        310,978        714,445        714,445      1,703,320
                              ------------   ------------   ------------   ------------   ------------
Cash at end of period.......  $    310,978   $    714,445   $  1,703,320   $  1,026,063   $  1,167,317
                              ============   ============   ============   ============   ============
Supplemental disclosures of
  cash flow information:
  Cash paid during the year
     for:
     Interest...............  $  1,989,833   $  1,459,751   $  3,767,277   $    873,010   $  1,330,000
     Income taxes...........            --         43,149         34,213         34,100        153,000
Supplemental schedule of
  non-cash financing
  activities:
  Interest added to
     principal on
     subordinated debt......  $    290,845   $         --   $         --   $         --   $         --
  Issuance of common stock
     warrants in connection
     with subordinated
     debt...................            --        150,000         92,063             --             --
  Guaranteed loans of
     stockholders for the
     purchase of common
     stock..................            --        240,606        154,545             --             --

        The accompanying notes are an integral part of these statements.

                     FIRST ENTERPRISE FINANCIAL GROUP, INC.

                         NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1993, 1994 AND 1995
                         AND MARCH 31, 1996 (UNAUDITED)

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF THE BUSINESS

     First Enterprise Financial Group, Inc. (formerly known as Centre Capital Funding Corp.), which operates under the name First Enterprise Acceptance Company (the "Company"), is a specialty finance company engaged primarily in purchasing and servicing installment sales contracts originated by automobile dealers for financing the sale of used automobiles, vans and light trucks.

     The accounting policies of the Company conform to generally accepted accounting principles and to the general practice within the automobile finance company industry. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACCOUNTING CHANGES

     In connection with the proposed initial public offering ("IPO") of common stock, the Company has performed a comprehensive evaluation of its accounting policies. As a result of this review and in accordance with the provisions of Accounting Principles Board Opinion No. 20, "Accounting Changes," the Company has retroactively adopted an accounting change which the Company believes is more consistent with prevailing industry practices regarding non-refundable contract acquisition discounts. Non-refundable contract acquisition discounts arise from the purchase of installment contracts from dealers at amounts less than the principal amounts of such contracts. These discounts are allocated to the allowance for credit losses in an amount necessary to absorb estimated credit losses with the remaining amount, if any, allocated to unamortized contract acquisition discounts and accreted into finance charge income over the estimated average life of the installment contracts.

CONCENTRATION OF CREDIT RISK

     The Company's installment contract receivables are primarily with individuals located in the southeastern United States. As of December 31, 1995, approximately 28.2% and 27.9% of automobile finance receivables were purchased from dealers located in Alabama and Florida, respectively.

REVENUE RECOGNITION

     Finance charges on automobile installment contracts are credited to unearned finance charges at the time the contracts are acquired. The finance charges are recognized over the life of the installment contracts using the interest (actuarial) method to produce constant rates of interest (yields).

     If an installment contract becomes 90 or more days contractually delinquent and no full contractual payment is received in the month the account reaches such delinquency status, the accrual of income is suspended until one or more full contractual monthly payments are received. Late charges, deferment fees and extension fees are recognized as income when collected.

     The Company, as agent for unaffiliated insurers, offers credit life and accident and health insurance to borrowers under financing contracts purchased from automobile dealers. Commissions earned on these insurance products are recognized as income over the average terms of the related policies using the sum-of-the-months'-digits method.

                     FIRST ENTERPRISE FINANCIAL GROUP, INC.

                        DECEMBER 31, 1993, 1994 AND 1995
                         AND MARCH 31, 1996 (UNAUDITED)

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- CONTINUED
SERVICING INCOME

     Contractual servicing income on sold receivables is recognized over the life of the related receivables as a percentage of receivables outstanding. Bonus servicing fees are recognized when earned and are based on the difference between the yield received by the Company and the sum of the Company's 3% contractual servicing fee, the yield due to the purchase and the addition or reduction necessary to maintain the purchaser's reserve at the required level. Gain or loss on sale of finance receivables is determined by the difference between sales proceeds and the cost of the finance receivables and adjusted for the difference, if any, between the estimated future servicing revenues and normal servicing costs ("excess servicing rights"). The excess servicing rights, if any, are capitalized and amortized over the expected repayment life of the sold finance receivables.

NON-REFUNDABLE CONTRACT ACQUISITION DISCOUNTS

     Installment contracts are generally purchased from dealers at a discount from the principal amounts financed by the consumer and are non-refundable to the dealers ("non-refundable contract acquisition discount"). This discount, which represents both a credit allowance and a yield enhancement, is negotiated by the Company and the dealers. The portfolio of owned and sold loans is grouped into pools on a chronological basis (quarterly beginning in 1995) for purposes of evaluating the non-refundable contract acquisition discount. The portion of the non-refundable contract acquisition discount necessary to absorb estimated credit losses for each pool is allocated to the allowance for credit losses. The remaining contract acquisition discount ("unamortized contract acquisition discount") for each pool, if any, is reflected as a reduction of the net principal balance and accreted into finance charge income over the estimated average life of the installment contracts using the sum-of-the-months'-digits method, which approximates the interest method.

ALLOWANCE FOR CREDIT LOSSES

     The allowance for credit losses is established through an allocation of the non-refundable contract acquisition discount based upon amounts necessary to absorb credit losses in the installment contract portfolio, as previously discussed. The adequacy of the allowance for credit losses is evaluated by management on an ongoing basis through historical credit loss experience, delinquencies, the value of the underlying collateral, the level of the installment contract portfolio and general economic conditions and trends. The Company has found that borrowers under its installment contract receivables are payment sensitive rather than interest rate sensitive. Consequently, the Company does not consider interest rates a predominant risk characteristic for purposes of evaluating credit losses. The portfolio of owned and sold loans is grouped into pools on a chronological basis (quarterly beginning in 1995) for purposes of evaluating trends and loss experience. If management determines that the allowance for credit losses is not adequate to provide for potential losses of an individual pool, amounts will be transferred, to the extent available, from the unamortized contract acquisition discounts for that pool to the allowance for credit losses. Any remaining shortfall in the allowance for credit losses would be provided through a charge against income. If management determines that the allowance for credit losses is in excess of amounts required to provide for losses of an individual pool, the allowance for credit losses charged to income, if any, will be reduced or the contract acquisition discounts will be amortized over the remaining life of the installment contracts in the pool.

     An account is charged off against the allowance for credit losses at the earliest of the time the account's collateral is repossessed, the account is 120 days or more past due or the account is otherwise deemed to be uncollectible.

REPOSSESSED ASSETS

     Repossessed collateral is valued at the lower of cost or market value.

                     FIRST ENTERPRISE FINANCIAL GROUP, INC.

                        DECEMBER 31, 1993, 1994 AND 1995
                         AND MARCH 31, 1996 (UNAUDITED)

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- CONTINUED
PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated lives, generally ranging from five to seven years. Leasehold improvements are amortized over the lives of the respective leases or the service lives of the improvements, whichever is shorter. The straight-line method of depreciation is followed for all assets for financial reporting purposes, and accelerated methods are used for income tax purposes.

INCOME TAXES

     The Company has elected to be taxed as an S Corporation under the Internal Revenue Code. As a result of the election, income of the Company is taxable to its stockholders, and no provision is made for federal income taxes in the accompanying financial statements. If the Company had not made the election, a total income tax provision of approximately $408,000, $264,000 and $948,000 would have been required for the years ended December 31, 1993, 1994 and 1995, respectively (see note E). Dividends are declared and paid solely to reimburse shareholders for their personal tax liability.

     The provision for income taxes represents State Replacement Income Tax (Illinois), as well as state income taxes for the various states in which the Company operates. These taxes are the responsibility of the Company.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments include cash, finance receivables and debt. The estimated fair value of finance receivables approximates their carrying value due to the duration of the receivables as well as the interest rates negotiated. Estimated fair value of finance receivables is based upon the average contractual lives of the receivables less expected prepayments and estimated interest rates on similar receivables. The estimated fair value of the senior debt with floating interest rates approximates its carrying value. The fair value of the subordinated debt obligations approximates their carrying value based upon current quoted market prices.

PROPOSED INITIAL PUBLIC OFFERING AND REORGANIZATION

     Effective February 1, 1996, the Company, in connection with its filing of a Registration Statement on Form S-1 with the Securities and Exchange Commission for an offering of its common stock, has increased its authorized capital stock to 20,000,000 shares of common stock, par value $.01 per share through a reincorporation. Existing Class A common stock and Class B common stock have been exchanged for 1,288.8 shares of common stock and Class B common stock, respectively, and all options and warrants have been converted at the same exchange rate. Concurrent with the consummation of the offering of the Company's stock, Class B common stock will be exchanged for common stock on a share for share basis. The financial statements have been restated to reflect the reincorporation and stock split. Historical net earnings per share are not presented as such data are not meaningful. The outstanding warrants will be exercised and sold in the initial public offering. The Company intends to sell 1,500,000 shares of the common stock and will grant the Underwriters a 30-day option to purchase an additional 282,996 shares to cover over-allotments.

INTERIM FINANCIAL INFORMATION (UNAUDITED)

     The unaudited interim financial statements have been prepared in conformity with generally accepted accounting principles and include all adjustments, all of which were normal and recurring in nature, which, in the opinion of management, are necessary for a fair presentation of the interim periods presented. Results of

                     FIRST ENTERPRISE FINANCIAL GROUP, INC.

                        DECEMBER 31, 1993, 1994 AND 1995
                         AND MARCH 31, 1996 (UNAUDITED)

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- CONTINUED operations for the three months ended March 31, 1996 are not necessarily indicative of the results to be expected for the full year.

NOTE B -- FINANCE RECEIVABLES

     Finance receivables are summarized as follows:

                                                                DECEMBER 31,
                                                         --------------------------
                                                            1994           1995
                                                         -----------    -----------     MARCH 31,
                                                                                          1996
                                                                                       -----------
                                                                                       (UNAUDITED)
Contractual payments due...............................  $45,205,509    $79,422,000    $82,464,062
Unearned finance charges...............................  (11,426,819)   (19,926,632)   (21,891,322)
                                                         ------------   ------------   ------------
Net principal balance..................................   33,778,690     59,495,368     60,572,740
Unamortized contract acquisition discounts.............     (228,617)            --             --
Unearned insurance commissions.........................     (255,919)      (189,737)      (130,113)
                                                         ------------   ------------   ------------
Automobile finance receivables.........................   33,294,154     59,305,631     60,442,627
Allowance for credit losses............................   (2,562,723)    (5,010,919)    (5,438,740)
                                                         ------------   ------------   ------------
                                                          30,731,431     54,294,712     55,003,887
Timeshare receivables..................................      266,323             --             --
                                                         ------------   ------------   ------------
                                                         $30,997,754    $54,294,712    $55,003,887
                                                         ============   ============   ============

AUTOMOBILE FINANCE RECEIVABLES

     Automobile finance receivables are accounted for on a discount basis and generally have terms of 24 to 36 months, with a maximum term of 54 months. Contractual maturities of the automobile finance receivables by year are not readily available as of December 31, 1995 and March 31, 1996, but the Company's experience has shown that such information is not significant in that receivables may be paid in full prior to contractual maturity. Principal collections on finance receivables were $11,444,010, $21,970,934 and $8,467,032 for the years ended December 31, 1994 and 1995, and for the three months ended March 31, 1996, respectively. The principal cash collections as a percentage of the average receivable balance, net of unearned finance charges, was 57.2%, 54.7% and 59.1% for the years ended December 31, 1994 and 1995, and for the three months ended March 31, 1996, respectively.

     A summary of the activity in the unamortized contract acquisition discounts is as follows for the years ended December 31, 1993, 1994, and 1995, and the three months ended March 31, 1996.

                                                             DECEMBER 31,
                                                 ------------------------------------      MARCH 31,
                                                   1993         1994          1995           1996
                                                 --------     ---------     ---------     -----------
                                                                                          (UNAUDITED)
Balance at beginning of year..................   $ 49,223     $ 117,274     $ 228,617         $--
Additions from new business...................    162,355       321,283            --          --
Accreted into finance charge income...........    (94,304)     (209,940)     (127,797)         --
Transferred to allowance for credit losses....         --            --      (100,820)         --
                                                 ---------    ---------     ---------        ----
Balance at end of year........................   $117,274     $ 228,617     $      --         $--
                                                 =========    =========     =========        ====

                     FIRST ENTERPRISE FINANCIAL GROUP, INC.

                        DECEMBER 31, 1993, 1994 AND 1995
                         AND MARCH 31, 1996 (UNAUDITED)

NOTE B -- FINANCE RECEIVABLES -- CONTINUED
     A summary of the activity in allowance for credit losses is as follows for the years ended December 31, 1993, 1994, and 1995, and the three months ended March 31, 1996.

                                                        DECEMBER 31,
                                         -------------------------------------------      MARCH 31,
                                            1993            1994            1995            1996
                                         -----------     -----------     -----------     -----------
                                                                                         (UNAUDITED)
Balance at beginning of year..........   $   596,340     $   522,368     $ 2,562,723     $ 5,010,919
Additions from new business...........     1,641,586       3,248,531       7,553,059       3,318,944
Related to finance receivables sold...    (1,212,611)             --      (2,196,577)     (2,137,420)
Finance receivables charged off, net
  of recoveries.......................      (502,947)     (1,208,176)     (3,009,106)     (1,153,703)
Transferred from unamortized contract
  acquisition discounts...............            --              --         100,820              --
Provision for credit losses...........            --              --              --         400,000
                                         -----------     -----------     -----------     -----------
Balance at end of year................   $   522,368     $ 2,562,723     $ 5,010,919     $ 5,438,740
                                         ===========     ===========     ===========     ===========

     The Company has entered into $40 million and $5 million Asset Purchase Agreements and Servicing Agreements to sell automobile finance receivables. As of December 31, 1995, approximately $22.7 million is available for future sales prior to December 31, 1996 under the $40 million agreement. All sales under the agreements have been without recourse to the Company and accounted for as sale of receivables.

     The Company sold $12.1 million, $10.8 million, $2.6 million and $9.1 million of automobile finance receivables under the $40 million Asset Purchase Agreement and Servicing Agreement on December 10, 1993, February 24, 1995, June 7, 1995 and June 29, 1995, respectively. The purchaser is entitled to earn a fixed rate (9.5%, 11.0%, 9.8% and 9.8%, respectively). In addition, on May 22, 1995, the Company sold $5 million of receivables under the $5 million Asset Purchase Agreement and Servicing Agreement entitling the purchaser to earn a fixed rate of 10.25%. Ten percent of the purchase price of each sale is being retained by the purchaser as a reserve for potential losses. No gains or losses were recognized upon these sales of finance receivables as they were not material to the financial statements.

     Under the terms of all the above agreements, the Company retains the servicing rights for the sold receivables and receives a contractual annualized servicing fee equal to 3% of the net outstanding receivables from the purchaser. The outstanding balance of all receivables sold and serviced by the Company totaled $20,765,687 and $40,946,800 at December 31, 1995, and March 31, 1996,
respectively. Contractual servicing income amounted to $27,284, $269,998, $573,812 and $244,578 for the years ended December 31, 1993, 1994 and 1995, and the three months ended March 31, 1996, respectively. The Company is eligible to receive additional bonus servicing fees based upon portfolio performance. The bonus servicing fees represent the difference between the yield received by the Company and the sum of the Company's 3% contractual servicing fee, the yield retained by the purchaser and the addition or reduction necessary to maintain the purchaser's reserve at the required level. Bonus servicing fees amounted to $199,975, $1,052,606, $2,478,140 and $881,151 for the years ended December 31,
1993, 1994 and 1995, and the three months ended March 31, 1996, respectively.

TIMESHARE RECEIVABLES

     Timeshare receivables are financed through hypothecation loans to timeshare developers, with such loans being evidenced by a promissory note from the developer and collateralized by the assignment of underlying consumer receivables. In September 1992, the last outstanding timeshare commitment was funded and these receivables were allowed to liquidate.

                     FIRST ENTERPRISE FINANCIAL GROUP, INC.

                        DECEMBER 31, 1993, 1994 AND 1995
                         AND MARCH 31, 1996 (UNAUDITED)

NOTE C -- PROPERTY AND EQUIPMENT

     Property and equipment consist of the following at:

                                                                              DECEMBER 31,
                                                                         ----------------------
                                                                           1994         1995
                                                                         --------    ----------
Furniture and fixtures................................................   $195,744    $  267,773
Equipment.............................................................    478,898       861,417
Leasehold improvements................................................    153,666       218,538
                                                                         --------    -----------
                                                                          828,308     1,347,728
Less accumulated depreciation and amortization........................    199,924       466,015
                                                                         --------    -----------
                                                                         $628,384    $  881,713
                                                                         ========    ===========

NOTE D -- SENIOR DEBT AND SUBORDINATED DEBT

     Senior debt and subordinated debt consist of the following at:

                                                                             DECEMBER 31,
                                                                      --------------------------
                                                                         1994           1995
                                                                      -----------    -----------
Senior Debt:
  $50,000,000, senior secured Credit Facility, due June 1, 1997, with interest at the reference rate as defined in the
     agreement, plus 1.0%, which was 9.5% at December 31, 1995.....   $25,640,000    $43,267,000
                                                                      ===========    ===========
Subordinated Debt:
  $4,000,000, subordinated note, unsecured, due September 30, 1996, with interest at 13.5% (net of unamortized allocation of
     $62,046 to common stock warrants).............................   $ 3,850,000    $ 3,937,954
  $4,500,000, subordinated note, unsecured, due August 31, 1998, with interest at 13.0% (net of unamortized allocation of
     $83,413 to common stock warrants).............................            --      4,416,587
                                                                      -----------    -----------
                                                                      $ 3,850,000    $ 8,354,541
                                                                      ===========    ===========

SENIOR DEBT

     The Company has established a Credit Facility. This facility is renewable annually and expires June 1, 1997. To fund this facility, the Company has entered into an agreement that permits the Company to borrow up to $50,000,000. The agreement requires the Company to execute a collateral and security agreement to secure payment in full of the principal and interest on all indebtedness owed to the participants.

     Borrowings under the Revolving Credit Facility are collateralized by all finance receivables and certain other assets. The agreement requires the maintenance of certain financial covenants which include, among others, ratio of debt to net worth and ratio of reserves to the finance receivable portfolio. The Company was in compliance with all financial covenants at December 31, 1995 and March 31, 1996.

                     FIRST ENTERPRISE FINANCIAL GROUP, INC.

                        DECEMBER 31, 1993, 1994 AND 1995
                         AND MARCH 31, 1996 (UNAUDITED)

NOTE D -- SENIOR DEBT AND SUBORDINATED DEBT -- CONTINUED
SUBORDINATED DEBT

     In December 1994, the Company issued a subordinated note in the amount of $4,000,000 to its principal shareholder. Under the terms of the agreement, interest is payable at the end of each quarter at a fixed rate of 13.5%. The note is unsecured and is due on September 30, 1996. The proceeds were used to retire a junior subordinated note. Simultaneously, the Company's principal shareholder issued a $4,000,000 secured note to a financial institution. Under the terms of the agreement, interest is payable at the end of each quarter at a fixed rate of 13.5% and is due on September 30, 1996. The Company issued to the financial institution a detachable warrant to purchase 193,320 shares of non-voting Class B common stock. The warrant may be exercised in whole or in part at a price of $1.13 per share and expires on September 1, 1999, or earlier as defined in the warrant. The warrant contains a put option such that after the payment of the secured note but before the occurrence of other events defined in the warrant, the financial institution may require the Company to purchase the warrant from the financial institution at fair value. The put option is terminated, under the terms of the warrant, upon the issuance of the Company's stock in an IPO. Additionally, the warrant contains a call option such that the Company, after September 30, 1997 but before the expiration date or the occurrence of other events as defined in the warrant, may require the financial institution to sell the warrant to the Company. Upon issuance, the $150,000 fair value of the warrant was recorded as a discount against the Company's subordinated note, which will be amortized as interest expense. The warrant will be adjusted on a quarterly basis to the estimated repurchase value through an adjustment to retained earnings.

     On September 21, 1995, the Company issued a subordinated note in the amount of $4,500,000 to an investment partnership. Under the terms of the agreement, interest is payable monthly at a fixed rate of 13%. The note is unsecured and is due on August 31, 1998. The note contained a detachable warrant to purchase 193,320 shares of non-voting Class B common stock. The warrant may be exercised in whole or in part at a price of $1.56 per share and the warrant expires on September 1, 2000, or earlier as defined in the warrant. The warrant contains a put option such that after the earlier of August 31, 1998 or the payment of the subordinated debt, but before the occurrence of other events defined in the warrant, the investment partnership may require the Company to purchase the warrant from the investment partnership at fair value. The put option is terminated, under the terms of the warrant, upon the issuance of the Company's stock in an IPO. Additionally, the warrant contains a call option such that the Company, after September 1, 1998 but before the expiration date or the occurrence of other as defined in the warrant, may require the investment partnership to sell the warrant to the Company. Upon issuance, the $92,063 fair value of the warrant was recorded as a discount against the subordinated note, which will be amortized as interest expense as an adjustment to yield over the term of the note. The warrant will be adjusted on a quarterly basis to the estimated repurchase value through an adjustment to retained earnings.

NOTE E -- INCOME TAXES

     The Company is an S Corporation for federal and state income tax purposes. As an S Corporation, the Company generally is not responsible for the payment of income taxes. Instead, the stockholders are taxed on the Company's taxable income at the stockholders' individual federal and state income tax rates.

     The Company terminated its status as an S Corporation effective January 1, 1996 and, accordingly, the Company is subject to federal and state income taxes. As of the date of the termination, the Company has recognized, under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," a deferred tax asset of $267,000 representing the cumulative temporary differences between the financial reporting and tax basis of its assets and liabilities.

                     FIRST ENTERPRISE FINANCIAL GROUP, INC.

                        DECEMBER 31, 1993, 1994 AND 1995
                         AND MARCH 31, 1996 (UNAUDITED)

NOTE E -- INCOME TAXES -- CONTINUED
     Income taxes are comprised of the following for the three months ended March 31, 1996:

    Federal..................................................................   $ 516,000
    State....................................................................     103,000
                                                                                ----------
                                                                                  619,000
    Deferred.................................................................    (192,000)
                                                                                ----------
                                                                                $ 427,000
                                                                                ==========

     Deferred tax assets and liabilities consist of the following at March 31, 1996:

    Deferred tax assets:
      Income accreted for tax not book......................................   $  637,000
      Income recognized for tax not book....................................      267,000
      Provision for credit losses...........................................      160,000
      Other.................................................................        1,000
                                                                               -----------
                                                                               $1,065,000
                                                                               ===========
    Deferred tax liabilities:
      Charge-offs for tax not book..........................................   $ (451,000)
      Excess servicing rights...............................................     (155,000)
                                                                               -----------
                                                                               $ (606,000)
                                                                               ===========

     Prior to the closing of the offering, and in anticipation of the offering, the Company will have paid to the existing stockholders distributions of S Corporation earnings that have been or will be includable in the taxable income of the existing stockholders. The Company and its existing stockholders will enter into an indemnification agreement, relating to federal and certain state and local income tax liabilities of the Company and the existing stockholders, for the tax years during which the Company had elected to be treated as an S Corporation. This agreement generally provides that the Company will indemnify the existing stockholders, and the existing stockholders will indemnify the Company, against any increase in the indemnified party's income tax benefits or liabilities (including interest and penalties and all expenses, attorneys' fees and accountants' fees incurred in connection therewith) as a result of any adjustment associated with a return filed with respect to a period during which the Company was an S Corporation. Payments under the agreement in favor of the existing stockholders must be approved by a majority of the Company's independent Directors as being consistent with the terms of the agreement.

NOTE F -- STOCKHOLDERS' AGREEMENT

     Under the terms of an agreement with the common stock stockholders, no stockholder may sell, pledge or otherwise transfer, dispose of or encumber any of his or her shares without giving prior notice to the Company and allowing the other common stock stockholder and the Company to exercise their option to repurchase these shares, as defined in the agreement.

     If a stockholder dies or becomes permanently disabled, his or her shares must be offered for sale to the Company under the "Right of First Refusal," as defined in the agreement. The purchase price is the lesser of the fair market value per share as of the valuation date, or net book value per share, as defined in the agreement. The stockholder agreement is terminated upon the consummation of a public offering of the Company's stock.

                     FIRST ENTERPRISE FINANCIAL GROUP, INC.

                        DECEMBER 31, 1993, 1994 AND 1995
                         AND MARCH 31, 1996 (UNAUDITED)

NOTE G -- COMMITMENTS AND CONTINGENCIES

OFFICE LEASES

     The Company leases various office facilities under operating leases with initial terms ranging from three to five years. These leases generally require the Company to reimburse the landlord for certain common area expenses, such as real estate taxes and maintenance; such expenses are included in rent expense. Total minimum rentals under non-cancelable operating leases as of December 31, 1995 are as follows:

    Years ending December 31,
                1996..........................................................   $365,000
                1997..........................................................    284,000
                1998..........................................................    180,000
                1999..........................................................    119,000
                2000..........................................................     65,000

     In the normal course of business, it is expected that office leases will expire and be renewed or replaced with leases for other locations. Rent expense for the years ended December 31, 1993, 1994 and 1995 and the three months ended March 31, 1996 was $103,394, $212,310, $355,420 and $113,173, respectively.

DATA PROCESSING AGREEMENT

     The Company entered into a five year contract for data processing services in December 1994. The contract, which expires December 1999, is payable monthly. The fees are based upon servicing volume.

EMPLOYMENT AGREEMENTS

     The Company has entered into employment contracts with six of its officers. Three of the agreements expire on August 31, 1997, and three of the agreements expire December 31, 1999. The agreements are automatically renewable for successive one year periods and are subject to termination by the Company or the officers.

     The agreements provide for minimum annual salaries and annual incentive compensation awards. The agreements allow the Company to apply for, and take out, in its own name and as beneficiary, and at its own expense, life, health, accident or other insurance or annuity contracts on the officers. In the event of illness or incapacity of an officer, they are entitled to continue to receive their regular compensation for a period of 180 days. The Company has obtained long-term disability insurance which compensates them for the period of such illness or incapacity in excess of 180 days.

NOTE H -- STOCK OPTIONS

     The Company has established an Incentive Stock Option and a Non-qualified Stock Option Plan. As amended, these plans reserve 2,062,080 shares of non-voting Class B common stock for issuance to key employees. Options may be granted at a price no less than the fair market value of such shares on the date on which such options are granted, and expire ten years from the date of grant. The options generally vest over a three year period. The Company intends to continue to apply the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in the computation of employee compensation expense. The Company will provide pro forma net income and income per share disclosures as if the fair value based accounting method in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," had been used to account for stock-based employee compensation expense.

                     FIRST ENTERPRISE FINANCIAL GROUP, INC.

                        DECEMBER 31, 1993, 1994 AND 1995
                         AND MARCH 31, 1996 (UNAUDITED)

NOTE H -- STOCK OPTIONS -- CONTINUED
     The following table summarizes the Company's stock option plans for the three years ended December 31, 1995 and the three months ended March 31, 1996.

                                                                                      OPTION PRICE
                                                                           SHARES      PER SHARE
                                                                          --------    ------------
Options outstanding at January 1, 1993.................................    628,934     $     0.47
Options changes -- 1993
  Granted..............................................................    309,312           0.47
                                                                          --------
Options outstanding at December 31, 1993...............................    938,246           0.47
Option changes -- 1994
  Granted..............................................................    527,120           1.13
  Exercised............................................................   (547,740)          0.47
                                                                          --------
Options outstanding at December 31, 1994...............................    917,626      0.47-1.13
Option changes -- 1995
  Granted..............................................................     83,771           1.36
  Exercised............................................................   (384,062)          0.47
  Canceled.............................................................     (6,444)          0.47
                                                                          --------
Options outstanding at December 31, 1995...............................    610,891      1.13-1.36
Option changes -- three months ended March 31, 1996
  Exercised (unaudited)................................................    (97,944)          1.13
                                                                          --------
Options outstanding at March 31, 1996 (unaudited)......................    512,947      1.13-1.36
                                                                          ========

     As of December 31, 1995 and March 31, 1996, respectively, 203,630 and 105,686 options were exercisable under the plans.

     The Company has guaranteed loans made by a financial institution to certain stockholders, the proceeds of which were used to exercise stock options. The loans are for a period of one year with a maturity of October 1, 1996 and bear interest at the financial institution's prime rate (8.50% at December 31, 1995). The guaranteed loans are included in Other Liabilities and are treated as a reduction of Stockholders' Equity on the balance sheet at December 31, 1994 and 1995.

NOTE I -- EMPLOYEE BENEFIT PLAN

     During 1994, the Company established a 401(k) plan covering substantially all employees who have worked over 90 calendar days during which they were credited with 250 hours of service. Contributions from participants are voluntary and are limited to the Internal Revenue Code maximum contribution. The plan requires the Company to match 50% of the first 6% of earnings of participants contributing. Total contributions to the plan for the years ended December 31, 1994 and 1995 were $50,712 and $47,062, respectively.

NOTE J -- LITIGATION

     The Company is involved from time to time in ordinary routine litigation incidental to its business. The litigation is generally based upon claims that certain of the Company's business practices, such as acquiring installment contracts at a discount, force placing insurance and offering other insurance products, violate laws, including the Alabama Consumer Credit Act, the Alabama Deceptive Practices Act and the Federal Truth in Lending Act. Management believes that the ultimate outcome of all pending litigation will not have a material adverse effect on the Company's financial condition or results of operations. The Company intends to vigorously defend any such actions.

                     FIRST ENTERPRISE FINANCIAL GROUP, INC.

                        DECEMBER 31, 1993, 1994 AND 1995
                         AND MARCH 31, 1996 (UNAUDITED)

NOTE K -- SUBSEQUENT EVENTS

     The Company sold $15.7 million and $9.7 million of finance receivables under the $40 million Asset Purchase Agreement (Note B) on January 30, 1996 and March 8, 1996, respectively. The purchaser is entitled to earn a fixed rate of 8.89% (4.25% plus 90% of the two year U.S. Treasury Bill rate at the time of the sale). The Company recognized gains on the sales of finance receivables of $254,000 and $155,000 on the January 30, 1996 and March 8, 1996 sales, respectively.

     On April 9, 1996, the Company sold $9.9 million of automobile finance receivables under a separate Asset Purchase Agreement and Servicing Agreement. The purchaser is entitled to earn a fixed rate of 9.25%. The Company recognized a gain on the sale of the finance receivables of approximately $97,000. Ten percent of the purchase price was retained by the purchasers on each of the sales as a reserve for potential losses. The sales were without recourse and were accounted for as sales of receivables.


     The Company has entered into a letter of intent with a placement agent for the issuance of up to $200 million of unregistered securitized notes through a newly formed wholly-owned subsidiary of the Company. The Company has sold approximately $45.1 million of such notes on June 18, 1996.


     On March 18, 1996, the Company's senior debt credit facility was amended to permit the Company to borrow up to $52,000,000. On May 7, 1996, the facility was amended permitting the Company to borrow up to $62,000,000. As of March 31, 1996, borrowings under the facility amounted to $43,034,000.

NOTE L -- QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     The following table sets forth certain unaudited operating results for each of the twelve quarters ended December 31, 1995. This information has been prepared on the same basis as the audited financial statements and includes all adjustments (which consist solely of normal recurring adjustments) necessary to present fairly the financial information for such periods.

                                       FIRST         SECOND        THIRD         FOURTH
                                      QUARTER       QUARTER       QUARTER       QUARTER        TOTAL
                                     ----------    ----------    ----------    ----------    ----------
Year ended December 31, 1993
  Net interest income..............  $  463,689    $  587,854    $  708,535    $  792,245    $2,552,323
  Other income.....................     128,758       167,543       162,096       472,035       930,432
  Net income.......................     172,856       240,268       228,334       390,698     1,032,156
Year ended December 31, 1994
  Net interest income..............     515,497       804,393     1,097,113     1,212,224     3,629,227
  Other income.....................     761,079       625,869       507,440       235,155     2,129,543
  Net income (loss)................     346,683       301,751       278,332      (265,742)      661,024
Year ended December 31, 1995
  Net interest income..............   1,290,419     1,125,495     1,422,941     1,766,731     5,605,586
  Other income.....................     849,639     1,391,371     1,565,573     1,193,670     5,000,253
  Net income.......................     489,918       614,007       774,375       495,452     2,373,752

                     FIRST ENTERPRISE FINANCIAL GROUP, INC.

                        DECEMBER 31, 1993, 1994 AND 1995
                         AND MARCH 31, 1996 (UNAUDITED)

NOTE M -- PRO FORMA DATA (UNAUDITED)

BALANCE SHEET


     The pro forma balance sheet gives effect to the planned distributions of S Corporation earnings as if the distributions had been declared on March 31, 1996. The pro forma, as adjusted, balance sheet gives effect to the use of proceeds of the Offering and to the exercise of the common stock warrants (see note D) and the concurrent sale of the common stock by the warrant holders in the Offering since such transactions occur as part of the Offering. The effect of the common stock warrants include the proceeds from exercise ($520,000); the value at March 31, 1996 of the warrants ($807,000); and an estimated income tax benefit of $928,000 representing the difference between the Offering price of $7.50 per share and the exercise prices of the warrants being sold in the Offering, at an assumed effective tax rate of 39%. The exercise and sale constitutes a taxable event giving rise to a deduction for the Company. The benefit is reflected as an increase in additional paid-in-capital, rather than as a deduction for financial statement purposes, similar to accounting for nonqualified stock options, with a corresponding effect on income tax balances (Note D).


INCOME DATA

     The pro forma income data gives effect to the reduction in interest expense net of income taxes.

NET INCOME PER SHARE


     Pro forma and supplemental pro forma net income per share are based upon the actual weighted average number of common and common equivalent shares of Common Stock outstanding and the pro forma net income, plus the following additional adjustments for the use of proceeds from the Offering assuming an offering price of $7.50 per share, as follows:



                                                                WEIGHTED
                                                                 AVERAGE                   EARNINGS
                                                                 SHARES      NET INCOME    PER SHARE
                                                                ---------    ----------    ---------
YEAR ENDED DECEMBER 31, 1995
Income before income taxes...................................                $2,433,752
Pro forma provision for income taxes @ 39%...................                   948,000
                                                                             -----------
Before pro forma effect of the Offering......................   3,244,844     1,485,752     $  0.46
                                                                ----------   -----------    -------
     Adjustments for reduction in interest expense and shares
       required to repay Offering costs, and debt of
       $10,383,000...........................................   1,886,640       734,000       (0.03)
                                                                ----------   -----------    -------
Supplemental pro forma.......................................   5,131,484    $2,219,752     $  0.43
                                                                ==========   ===========    =======
THREE MONTHS ENDED MARCH 31, 1996
Before pro forma effect of the Offering......................   3,510,743    $  929,322     $  0.26
                                                                ----------   -----------    -------
          Adjustments for reduction in interest expense and
            effect of shares required to pay Offering costs,
            and debt of $10,383,000..........................   1,886,640       197,000       (0.05)
                                                                ----------   -----------    -------
Supplemental pro forma.......................................   5,397,383    $1,126,322     $  0.21
                                                                ==========   ===========    =======

                     FIRST ENTERPRISE FINANCIAL GROUP, INC.

                        DECEMBER 31, 1993, 1994 AND 1995
                         AND MARCH 31, 1996 (UNAUDITED)

NOTE M -- PRO FORMA DATA (UNAUDITED) -- CONTINUED

     In computing the supplemental pro forma net income per share, pro forma net income was increased by $734,000 to $2,219,752 and $197,000 to $1,126,322 for
the year ended December 31, 1995 and the three months ended March 31, 1996, respectively to reflect the reduction of interest expense (net of pro forma income tax expense) because of the assumed payment, as of January 1, 1995 and 1996, respectively, of the subordinated notes payable and a portion of borrowings under the revolving line of credit.

             ------------------------------------------------------
             ------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE COMMON STOCK IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

     UNTIL           , 1996 (25 DAYS FROM THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               ------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Prospectus Summary......................   3
Risk Factors............................   7
The Company.............................  11
Dividend Policy.........................  11
Use of Proceeds.........................  12
S Corporation Distributions.............  12
Dilution................................  13
Capitalization..........................  14
Selected Financial and Operating Data...  15
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................  17
Business................................  29
Management..............................  37
Certain Transactions....................  42
Principal and Selling Stockholders......  43
Description of Capital Stock............  44
Shares Eligible for Future Sale.........  46
Underwriting............................  47
Legal Matters...........................  48
Experts.................................  48
Available Information...................  48
Index to Financial Statements........... F-1

             ------------------------------------------------------
             ------------------------------------------------------

             ------------------------------------------------------
             ------------------------------------------------------

                                1,886,640 SHARES

                                   FIRST ENTERPRISE
FIRST ENTERPRISE LOGO           FINANCIAL GROUP, INC.

                                  COMMON STOCK

                           -------------------------

                                   PROSPECTUS
                           -------------------------

                             J.C. BRADFORD & CO.

                           THE CHICAGO CORPORATION

                                          , 1996

             ------------------------------------------------------
             ------------------------------------------------------

               PART II -- INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table itemizes the expenses incurred by the Company in connection with the registration, issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All the amounts shown are estimates except the Securities and Exchange Commission registration fee, the NASD fee and the Nasdaq listing fee.

        ITEM                                                                   AMOUNT
        -------------------------------------------------------------------   --------
        Registration Fee -- Securities and Exchange Commission.............   $  8,978
        NASD Fee...........................................................      3,104
        Nasdaq Listing Fee.................................................     30,821
        Transfer Agent and Registrar's Fees................................      7,500
        Printing and Engraving Fees and Expenses...........................     60,000
        Legal Fees and Expenses (other than Blue Sky)......................    175,000
        Accounting Fees and Expenses.......................................    175,000
        Blue Sky Fees and Expenses (including fees of counsel).............     30,000
        Miscellaneous Expenses.............................................      9,597
                                                                              --------
        Total..............................................................   $500,000
                                                                              ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 8.75 of the Illinois Business Corporation Act authorizes indemnification of directors, officers, employees and agents of the Company; allows the advancement of costs of defending against litigation; and permits companies incorporated in Illinois to purchase insurance on behalf of directors, officers, employees and agents against liabilities whether or not in the circumstances such companies would have the power to indemnify against such liabilities under the provisions of the statute.

     The Company's Articles, incorporated by reference as Exhibit 3.1, and its Bylaws, incorporated by reference as Exhibit 3.2, provide for indemnification of its officers and directors to the full extent permitted by the Illinois Business Corporation Act. The Articles of the Company eliminate, to the fullest extent permitted by Illinois law, liability of a director to the Company or its stockholders for monetary damages for breach of such director's fiduciary duty of care except for liability where a director (a) breaches his or her duty of loyalty to the Company or its stockholders, (b) fails to act in good faith or engages in intentional misconduct or knowing violation of law, (c) authorizes payment of an illegal dividend or stock repurchase or (d) obtains an improper personal benefit. While liability for monetary damages has been eliminated, equitable remedies, such as injunctive relief or recision remain available. In addition, a director is not relieved of his responsibilities under any other law, including the federal securities laws.

     The Company has entered into indemnification agreements in the form described below with each person who is currently a member of its board of directors and will enter into such agreements with persons who in the future become directors of the Company. Such indemnification agreements provide for indemnification against any and all expenses incurred in connection with, as well as any and all judgments, fines and amounts paid in settlement resulting from, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (collectively an "Action"), by reason of the fact that such director is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnification agreements provide that if any payment, advance or indemnification of the director requires that he or she acted in good faith, in a manner he or she reasonably believed to be for or not opposed to the best interest of the Company or without reasonable cause to believe his or her conduct was unlawful, then it shall be presumed that he or she so acted unless proven otherwise by clear and convincing evidence. The indemnification agreements also provide for the advancement of all expenses, including reasonable attorneys' fees, arising from the investigation of any claim, preparation for the defense or settlement of an Action. The indemnification agreements authorize the Company to participate in the defense of any Action and to assume the defense thereof, with counsel who shall be reasonably satisfactory to the director, provided that the director shall be entitled to separate counsel of his or her choosing if he or she reasonably believes that (i) there exist conflicting interests between himself or herself and the Company or other party (the defense of whom the Company shall have assumed) or (ii) there is any substantial likelihood that the Company will be financially or legally unable to satisfy its obligations under the indemnification agreements. The indemnification agreements provide that a director's rights under such contract are not exclusive of any other indemnification rights he or she may have under any provision of law, the Articles or Bylaws of the Company, the vote of the Company's stockholders or disinterested directors, other agreements or otherwise. (Insofar as indemnification by the Company for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, the Company has been advised that such indemnification is considered by the Commission to be against public policy and therefore unenforceable.)

     Pursuant to the terms of the Underwriting Agreement, the Underwriters are obligated, under certain circumstances, to indemnify directors and officers of the Company against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of Underwriting Agreement filed as
Exhibit 1.1 to this Registration Statement.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     The following is a summary of transactions by the Company during the last three years involving sales of the Company's securities that were not registered under the Securities Act:

          (a) On October 4, 1994, August 31, 1995, January 2, 1996, January 3, 1996 and January 8, 1996, 547,740, 384,062, 46,396, 38,664 and 12,888
     shares of Common Stock were sold, respectively, pursuant to options granted under the Company's 1992 Stock Option Plan, as Amended and Restated, to employees of the Company at $0.47, $0.47, $1.13, $1.13 and $1.13 per share, respectively.

          (b) On December 9, 1994, the Company issued a warrant to purchase 193,320 shares of Common Stock at a price of $1.13 per share to LaSalle in connection with the LaSalle Note.

          (c) On September 21, 1995, the Company issued a warrant to purchase 193,320 shares of Common Stock at a price of $1.56 per share to Banc One in connection with the Banc One Note.

Exemption from the registration provisions of the Securities Act for the transactions described above was claimed under Section 4(2) of the Securities Act and the rules and regulations promulgated thereunder on the basis that such transactions did not involve any public offering, the purchasers were sophisticated with access to the kind of information registration would provide and that such purchasers acquired such securities without a view toward the distribution thereof. In addition, for the transaction referred to in paragraph
(a), exemption from the registration provisions of the Securities Act was claimed under Section 3(b) of the Securities Act on the basis that such securities were sold pursuant to written compensatory benefit plans or pursuant to a written contract relating to compensation and not for capital raising purposes under Rule 701 of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

 +1.1     Form of Underwriting Agreement
 +3.1     Articles of Incorporation of First Enterprise Financial Group, Inc.
 +3.2     Bylaws of First Enterprise Financial Group, Inc.
 +4       Specimen Common Stock Certificate of First Enterprise Financial Group, Inc.
 +5.1     Opinion of Rudnick & Wolfe
 +9.1.1   Shareholders Agreement
 +9.1.2   Amendment to Shareholders Agreement
 +9.1.3   Amendment No. 2 to Shareholders Agreement
 +9.1.4   Amendment No. 3 to Shareholders Agreement
+10.1     Form of Director Indemnification Agreement
+10.2     1992 Stock Option Plan, as Amended and Restated
+10.3     1995 Nonqualified Director Stock Option Plan
+10.4     1995 Employee Stock Purchase Plan
+10.5.1   Employment Agreement by and between First Enterprise Financial Group, Inc. and
          Michael P. Harrington
+10.5.2   Amendment No. 1 to Employment Agreement by and between First Enterprise Financial
          Group, Inc. and Michael P. Harrington

 +10.5.3   Employment Agreement by and between First Enterprise Financial Group, Inc. and
           Thomas G. Parker
 +10.5.4   Amendment No. 1 to Employment Agreement by and between First Enterprise Financial
           Group, Inc. and Thomas G. Parker
 +10.5.5   Employment Agreement by and between First Enterprise Financial Group, Inc. and
           Kenneth L. Stucky
 +10.5.6   Amendment No. 1 to Employment Agreement by and between First Enterprise Financial
           Group, Inc. and Kenneth L. Stucky
 +10.5.7   Employment Agreement by and between First Enterprise Financial Group, Inc. and Paul
           A. Stinneford
 +10.5.8   Employment Agreement by and between First Enterprise Financial Group, Inc. and
           Robert J. Harker
 +10.5.9   Employment Agreement by and between First Enterprise Financial Group, Inc. and Jan
           W. Erfert
 +10.6.1   Third Amended and Restated Revolving Credit Agreement
 +10.6.2   First Amendment to the Third Amended and Restated Revolving Credit Agreement
 +10.6.3   Second Amendment to the Third Amended and Restated Revolving Credit Agreement
 +10.6.4   Third Amendment to the Third Amended and Restated Revolving Credit Agreement
 +10.6.5   Fourth Amendment to the Third Amended and Restated Revolving Credit Agreement
 +10.6.6   Fifth Amendment to the Third Amended and Restated Revolving Credit Agreement
 +10.7.1   Warrant Certificate issued to LaSalle National Bank
 +10.7.2   Warrant Certificate issued to Banc One Capital Partners V, Ltd.
 +10.8     Amended and Restated Asset Purchase Agreement by and between General Electric
           Capital Corporation and First Enterprise Financial Group, Inc.
 +10.8.1   Amendment #1 to Amended and Restated Asset Purchase Agreement by and between
           General Electric Capital Corporation and First Enterprise Financial Group, Inc.
 +10.9     Amended and Restated Servicing Agreement by and between General Electric Capital
           Corporation and First Enterprise Financial Group, Inc.
 +10.9.1   Amendment #1 to Servicing Agreement by and between General Electric Capital
           Corporation and First Enterprise Financial Group, Inc.
 +10.10    Asset Purchase Agreement by and between Liberty Bank and First Enterprise Financial
           Group, Inc.
 +10.11    Servicing Agreement by and between Liberty Bank and First Enterprise Financial
           Group, Inc.
 +10.12    Information Processing Agreement by and between Florida Informanagement Services,
           Inc. and First Enterprise Financial Group, Inc.
 +10.13    Amended and Restated Senior Subordinated Note in the principal amount of $4,000,000 made by First Enterprise Financial Group, Inc. to Michael P. Harrington
 +10.14    Agreement among Michael P. Harrington, First Enterprise Financial Group, Inc. and
           LaSalle National Bank
 +10.15    Asset Purchase Agreement by and between Liberty Bank and First Enterprise Financial
           Group, Inc.
 +10.16    Servicing Agreement by and between Liberty Bank and First Enterprise Financial
           Group, Inc.
 +10.17    Sale and Servicing Agreement by and between First Enterprise Financial Group, Inc.,
           First Enterprise Securitization Corp. and LaSalle National Bank
 +10.18    Form of Tax Indemnification Agreement
 +21       Subsidiaries of First Enterprise Financial Group, Inc.
**23.1     Consent of Grant Thornton LLP
 +23.3     Consent of Rudnick & Wolfe (included in Exhibit 5.1 hereof)
 +24       Power of Attorney
 +27.1     Financial Data Schedule
 +27.2     Financial Data Schedule
 +99.1     Consents of persons named to become directors

- -------------------------
 * To be filed by amendment
** Filed with this Amendment
 + Previously filed
     (b) Financial Statement Schedules

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreements, certificates in such denomination and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Act, may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any election, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          1. For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) and (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          2. For purposes of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Evanston, State of Illinois, on July 19, 1996.


                                            FIRST ENTERPRISE FINANCIAL GROUP,
                                            INC.

                                            By:     /s/ MICHAEL P. HARRINGTON
                                              ----------------------------------
                                              Michael P. Harrington
                                              Chairman of the Board and
                                                President

     Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed by the following persons in the capacities and on the dates indicated.


                NAME                                     TITLE                            DATE
- -------------------------------------    -------------------------------------    ---------------------
       /s/ MICHAEL P. HARRINGTON         Chairman of the Board and President          July 19, 1996
- -------------------------------------      (chief executive officer)
        Michael P. Harrington

            /s/ ROBERT J. HARKER         Director, Vice President and                 July 19, 1996
- -------------------------------------      Controller (chief accounting
          Robert J. Harker                 officer)

          /s/ PAUL A. STINNEFORD         Director, Vice President, Secretary          July 19, 1996
- -------------------------------------      and General Counsel
         Paul A. Stinneford

         /s/ JAN W. ERFERT               Vice President and Treasurer                 July 19, 1996
- -------------------------------------      (chief financial officer)
            Jan W. Erfert

    By: /s/ MICHAEL P. HARRINGTON        Individually and as Attorney-in-Fact         July 19, 1996
- -------------------------------------
        Michael P. Harrington

                                 EXHIBIT INDEX

  EXHIBIT                                                                                 SEQUENTIAL
  NUMBER                                DOCUMENT DESCRIPTION                               PAGE NO.
- -----------                             --------------------                              ----------
   + 1.1      Form of Underwriting Agreement
   + 3.1      Articles of Incorporation of First Enterprise Financial Group, Inc.
   + 3.2      Bylaws of First Enterprise Financial Group, Inc.
   + 4        Specimen Common Stock Certificate of First Enterprise Financial Group,
              Inc.
   + 5.1      Opinion of Rudnick & Wolfe
   + 9.1.1    Shareholders Agreement
   + 9.1.2    Amendment to Shareholders Agreement
   + 9.1.3    Amendment No. 2 to Shareholders Agreement
   + 9.1.4    Amendment No. 3 to Shareholders Agreement
   + 10.1     Form of Director Indemnification Agreement
   + 10.2     1992 Stock Option Plan, as Amended and Restated
   + 10.3     1995 Nonqualified Director Stock Option Plan
   + 10.4     1995 Employee Stock Purchase Plan
   + 10.5.1   Employment Agreement by and between First Enterprise Financial Group,
              Inc. and Michael P. Harrington
   + 10.5.2   Amendment No. 1 to Employment Agreement by and between First Enterprise
              Financial Group, Inc. and Michael P. Harrington
   + 10.5.3   Employment Agreement by and between First Enterprise Financial Group,
              Inc. and Thomas G. Parker
   + 10.5.4   Amendment No. 1 to Employment Agreement by and between First Enterprise
              Financial Group, Inc. and Thomas G. Parker
   + 10.5.5   Employment Agreement by and between First Enterprise Financial Group,
              Inc. and Kenneth L. Stucky
   + 10.5.6   Amendment No. 1 to Employment Agreement by and between First Enterprise
              Financial Group, Inc. and Kenneth L. Stucky
   + 10.5.7   Employment Agreement by and between First Enterprise Financial Group,
              Inc. and Paul A. Stinneford
   + 10.5.8   Employment Agreement by and between First Enterprise Financial Group,
              Inc. and Robert J. Harker
   + 10.5.9   Employment Agreement by and between First Enterprise Financial Group,
              Inc. and Jan W. Erfert
   + 10.6.1   Third Amended and Restated Revolving Credit Agreement
   + 10.6.2   First Amendment to the Third Amended and Restated Revolving Credit
              Agreement
   + 10.6.3   Second Amendment to the Third Amended and Restated Revolving Credit
              Agreement
   + 10.6.4   Third Amendment to the Third Amended and Restated Revolving Credit
              Agreement
   + 10.6.5   Fourth Amendment to the Third Amended and Restated Revolving Credit
              Agreement
   + 10.6.6   Fifth Amendment to the Third Amended and Restated Revolving Credit
              Agreement
   + 10.7.1   Warrant Certificate issued to LaSalle National Bank
   + 10.7.2   Warrant Certificate issued to Banc One Capital Partners V, Ltd.
   + 10.8     Amended and Restated Asset Purchase Agreement by and between General
              Electric Capital Corporation and First Enterprise Financial Group, Inc.

                                                                                          SEQUENTIAL
  EXHIBIT                               DOCUMENT DESCRIPTION                               PAGE NO.
  NUMBER                                DOCUMENT DESCRIPTION                               PAGE NO.
- -----------                             --------------------                              ----------
   + 10.8.1   Amendment #1 to Amended and Restated Asset Purchase Agreement by and
              between General Electric Capital Corporation and First Enterprise
              Financial Group, Inc.
   + 10.9     Amended and Restated Servicing Agreement by and between General Electric
              Capital Corporation and First Enterprise Financial Group, Inc.
   + 10.9.1   Amendment #1 to Servicing Agreement by and between General Electric
              Capital Corporation and First Enterprise Financial Group, Inc.
   + 10.10    Asset Purchase Agreement by and between Liberty Bank and First Enterprise
              Financial Group, Inc.
   + 10.11    Servicing Agreement by and between Liberty Bank and First Enterprise
              Financial Group, Inc.
   + 10.12    Information Processing Agreement by and between Florida Informanagement
              Services, Inc. and First Enterprise Financial Group, Inc.
   + 10.13    Amended and Restated Senior Subordinated Note in the principal amount of
              $4,000,000 made by First Enterprise Financial Group, Inc. to Michael P.
              Harrington
   + 10.14    Agreement among Michael P. Harrington, First Enterprise Financial Group,
              Inc. and LaSalle National Bank
   + 10.15    Asset Purchase Agreement by and between Liberty Bank and First Enterprise
              Financial Group, Inc.
   + 10.16    Servicing Agreement by and between Liberty Bank and First Enterprise
              Financial Group, Inc.
   + 10.17    Sale and Servicing Agreement by and between First Enterprise Financial
              Group, Inc., First Enterprise Securitization Corp. and LaSalle National
              Bank
   + 10.18    Form of Tax Indemnification Agreement
   + 21       Subsidiaries of First Enterprise Financial Group, Inc.
  ** 23.1     Consent of Grant Thornton LLP
   + 23.3     Consent of Rudnick & Wolfe (included in Exhibit 5.1 hereof)
   + 24       Power of Attorney
   + 27.1     Financial Data Schedule
   + 27.2     Financial Data Schedule
   + 99.1     Consents of persons named to become directors

- -------------------------
 * To be filed by amendment

** Filed with this Amendment

 + Previously filed